As filed with the Securities and Exchange Commission on June 16, 2010

Registration No. 333- 166470

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective Amendment No. 1 to

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ELECTROMED, INC.
(Exact name of registrant as specified in its charter)

Minnesota	3845	41-1732920
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

500 Sixth Avenue NW New Prague, Minnesota 56071 (952) 758-9299
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert D. Hansen
Co-Founder, Chairman and Chief Executive Officer 500 Sixth Avenue NW New Prague, Minnesota 56071 (952) 758-9299
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ryan C. Brauer Elizabeth M. Dunshee Fredrikson & Byron, P.A. 200 South Sixth Street Suite 4000 Minneapolis, MN 55402-1425 (612) 492-7000	W. Morgan Burns Erik J. Romslo Faegre & Benson LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis, MN 55402-1425 (612) 766-7000

Jule Hannaford Kelly, Hannaford & Battles P.A. 900 Baker Building 706 Second Avenue South Minneapolis, MN 55402-1425 (612) 341-0881

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐ (do not check if a smaller reporting company)	Smaller reporting company ☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until our registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 16, 2010

Shares Common Stock $ per share

This investment involves risk. See “Risk Factors” beginning on page 8.

          Electromed, Inc. is offering shares of common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $      and $      per share. We intend to apply to have our common stock approved for listing on the Nasdaq Capital Market under the symbol “ELMD.” There is no guarantee the Nasdaq Capital Market will accept our application and no guarantee that our common stock will be listed on the Nasdaq Capital Market.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to Electromed, Inc.	$	$

(1)	We refer you to “Underwriting” beginning on page 70 for additional information regarding total Underwriter compensation.

The underwriter has a 45-day option to purchase up to additional shares of common stock from us at the initial public offering price less the underwriting discount to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is           , 2010.

ELECTROMED, INC.

SmartVest®
AIRWAY CLEARANCE SYSTEM

SmartVest Wrap®
AIRWAY CLEARANCE SYSTEM

THE JOINT COMMISSION
NATIONAL QUALITY APPROVAL

MACHINE WASHABLE

INNOVATIVE LEADER IN

AIRWAY CLEARANCE

PROGRAMMABLE

MULTI-POSITIONAL

Accredited by

The Joint Commission

Effective, Convenient,
and ComfortableTM

www.SmartVest.com

Toll-free 1-800-462-1045

PATIENT-FRIENDLY

You should rely only on the information contained in this prospectus or in free writing prospectuses prepared by us or on our behalf . We have not, and the underwriter has not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover of this prospectus, but the information may have changed since that date.

All trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

We obtained industry and market data used throughout this prospectus through our research, surveys and studies conducted by third parties and industry and general publications. We have not independently verified market and industry data from third-party sources. While we believe internal company surveys are reliable and market definitions are appropriate, neither these surveys nor these definitions have been verified by any independent sources.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto accompanying this prospectus, before making an investment in our common stock. Except where the context otherwise requires, in this prospectus, the terms “Company,” “we,” “our,” and “us” refer to Electromed, Inc. and our wholly-owned subsidiary, Electromed Financial, LLC.

Our Company

          Electromed, Inc. manufactures, markets and sells products that provide airway clearance therapy, including the SmartVest® Airway Clearance System (“SmartVest System”) and related products, to patients with compromised pulmonary function. The SmartVest System generates High Frequency Chest Wall Oscillation (“HFCWO”), a technique for airway clearance therapy, also known as High Frequency Chest Compression. The SmartVest System has been approved by the FDA to treat the condition of excess lung secretions. Consequently, it may be prescribed to patients suffering from cystic fibrosis, chronic obstructive pulmonary disease, muscular dystrophy, post-surgical airway complications and a variety of other diseases and conditions associated with impaired lung and airway capacity. By clearing airways, patients are able to rid their lungs of retained secretions and are therefore less likely to develop lung infections such as pneumonia. The SmartVest System is a doctor-prescribed therapy and, depending on the circumstances of the patient, its cost to an individual is generally reimbursable by Medicare, Medicaid and private insurance, or a combination of the three.

Our Markets

          We manufacture and sell products primarily for the home health care market, and we have recently begun to sell our products for use in hospitals, which we refer to as “institutional sales.” We have been successful in marketing the SmartVest System, along with its predecessor product, the MedPulse Respiratory Vest System®, to patients with cystic fibrosis and other conditions that compromise pulmonary function, and have also been successful in securing reimbursement from major private insurance providers, HMOs, state Medicaid systems, and the federal Medicare system. We believe we have established a solid foundation of product quality and customer service from which to expand our existing markets and enter progressively larger markets for HFCWO.

          We market our products for use by a broad patient population, including those suffering from chronic obstructive pulmonary disease, post-surgical and intensive care patients at risk of developing pneumonia, patients with end-stage neuromuscular disease, and ventilator-dependent patients. While HFCWO is a well-accepted treatment for bronchiectasis, neuromuscular conditions and cystic fibrosis, its uses are not limited to such conditions. Physicians may prescribe HFCWO treatments for any patient the doctor believes may benefit from improved airway clearance therapy, such as spinal injuries, post-polio syndrome, and other conditions that affect a patient’s lung function. We believe the treatments are cost-effective because they reduce a patient’s risk of secondary complications and lower respiratory infections that are likely to occur when excess secretions are present.

HFCWO Therapy

          HFCWO was first developed for human use at the University of Minnesota. The goal in developing HFCWO was to provide more effective mucus clearance in a process that could be performed independently of a caregiver. For patients with a chronic pulmonary condition, many hours per day may be dedicated to treatment. HFCWO clears secretions by mimicking the actions of a normal human cough. A vest is worn over the torso that repeatedly compresses and releases the chest at frequencies from 5 to 20 cycles per second. Each compression (or oscillation) produces a pulsation through the lungs that shears the secretions from the sides of the airways and propels them toward the mouth where they can be removed by normal coughing. Unlike traditional chest physio-therapy, which must be performed on the patient while he or she is placed in a series of often uncomfortable positions, HFCWO delivered by the SmartVest System treats all lobes of the lung simultaneously and can be performed with the patient sitting upright. The treatment can be self-administered, relieving a caregiver of participation in the therapy, and eliminating the attendant cost of an in-home care provider.

          Our goal is to make HFCWO treatments as comfortable and convenient as possible so our patients can better tolerate their airway clearance therapy regimen and have their treatments performed as readily as possible. We believe HFCWO therapy is cost-effective because regular treatments have been shown to reduce lung infections and other complications associated with impaired mucus transport, the most common of which is pneumonia. This reduces the need for and duration of hospital stays and medications resulting from secondary complications such as pneumonia, which may become serious and even life-threatening.

Our Business Strengths

          We believe that we have numerous business strengths, including our intellectual property, the competitive advantages of the SmartVest System, our industry contacts, a highly-trained and motivated sales staff (nearly all of whom are respiratory therapists), and our engineering and manufacturing talent.

          Our intellectual property represents one of our most significant business strengths because it allowed us to pioneer an HFCWO device with a single-hose and flow-through system, resulting in key competitive advantages. We currently hold 18 issued U.S. patents and 5 issued foreign patents covering the SmartVest System and its underlying technology, and have 34 additional U.S. and foreign patent applications pending, which are in varying stages of prosecution. These patents and patent applications offer coverage in the field of air pressure pulse delivery to a human in support of airway clearance. We intend to continue to expand our intellectual property portfolio as our business grows.

          We believe the SmartVest System offers competitive advantages that result in improved patient comfort and satisfaction. Unlike other HFCWO products that are primarily dependent upon a two-hose, closed-loop system for attaining consistent air pulse transmission to the vest and lungs, the SmartVest System relies on a single-hose, flow-through system. We believe a single-hose, flow-through system provides greater ease of use and patient comfort. For example, the single-hose system delivers pulse therapy upward and inward from the base of the SmartVest across the entire circumference of the patient’s torso, rather than initiating the pulse from the chest area, which may be wounded from surgery or otherwise sensitive. The flow-through system allows the therapy garment of the SmartVest System to maintain consistent pressure pulses during the patient’s breathing cycle by continuously loading and releasing air through a patented grid. Additional benefits are described in detail below in the section entitled “Business—Business Strengths—Competitive Advantages of SmartVest System.”

          Our management team has significant business experience and has developed strong industry relationships through maintaining active memberships in numerous professional organizations and frequently attending, sponsoring, and participating in medical conferences. We believe these investments of time and capital have increased the visibility of the SmartVest System and established a favorable reputation for Electromed. In addition to relationships developed at the management level, our staff and contractors, who often play a key role in the education of current and potential customers, have developed trusted relationships across the U.S. with physicians and other caregivers.

          Nearly all of our sales representatives, or Clinical Area Managers, are respiratory therapists. Many of these individuals have extensive experience in the field of respiratory care, and their relationships and experience are of great worth to us. In addition, more than 30% of our full-time employees, including our entire Patient Services Department, are respiratory therapists. These individuals interact with clinics, patients, patient families, and respiratory therapist trainers to provide a consistent base of service and support. We believe this network is a key factor in our ability to gain patients and secure reimbursement.

          Another significant business strength is the valuable know-how of our Engineering and Manufacturing Departments. The experience of the individuals in these departments helps ensure the efficient production of high-quality products. These efficiencies in turn allow us to offer our products at competitive prices and respond quickly to increases in demand for our products.

Our Growth Strategy

          We intend to take the following steps to achieve growth:

•

Expand and reposition our sales staff within the U.S. We select experienced medical professionals, usually respiratory therapists, to represent our products in the field. Our sales representatives, which we identify as Clinical Area Managers (“CAMs”), are employed full-time by Electromed, are assigned an exclusive territory, and under the supervision of a regional manager, serve discrete geographic areas of the U.S. They are equipped with demonstration models, and, where appropriate, arrange for such models to be accessed by patients through a demonstration program to physicians, clinics, and hospitals. We believe this approach is an effective sales model and ensures that patients, physicians, clinics, and hospitals receive reliable and correct training for our products.

We intend to recruit additional CAMs and expect that doing so will increase our domestic sales. As we gain sales and industry contacts within each territory, we intend to continue to actively monitor sales opportunities by repositioning certain of our current CAMs to serve smaller geographic areas. In addition, in June 2008, we entered into a relationship with a consultant to assist with obtaining contracts with hospital buying groups. We have renewed this contract on an annual basis and we anticipate that the agreement will continue to be renewed in successive one-year terms or that the relationship will otherwise be continued.

•

Establish and strengthen sales relationships in Europe and Asia. Internationally, we have made sales in more than ten countries. We are actively identifying distributors and other sales opportunities. Our historical practice and continued intent includes developing long-term relationships with distributors who possess the knowledge, experience, and financial maturity to serve pulmonary patients and reliably satisfy payment obligations. Our agreements typically allow us to terminate the relationship if the distributor does not meet particular sales thresholds on an annual basis. We believe that growing our distributor relationships in Europe and Asia will generate revenue growth because it will allow us to establish our SmartVest System as the preferred airway clearance therapy product in regions where HFCWO therapy is not yet widely used. Attention is given to a distributor candidate’s knowledge and experience in serving respiratory physicians and patients in the host country. We then designate members of our regulatory staff to actively monitor the distributor’s conformity with all applicable regulations and good practices in the host country. We support our distributors by providing advertising materials and direct training opportunities at our headquarters.

•

Maintain leadership in product innovation. We have pursued our goal of continuous improvement through an active research and product development program, and plan to develop and introduce future advancements in HFCWO products for patient use. Each product will be designed to provide compact, portable, and user-friendly features. In addition, we expect to continue enhancing our Single Patient Use Vest™ and SmartVest Wrap®, which we market to hospitals and health care providers.

Risk Factors

          Our business is subject to a number of risks discussed under the heading “Risk Factors” and elsewhere in this prospectus. For example, our success is substantially dependent on the sale of the SmartVest System , which, together with its ancillary products, represented 100% of our net revenue for the 2009 fiscal year. We anticipate it will continue to account for a substantial portion of our net revenue for the foreseeable future. Consequently, our business, financial condition and results of operations would be adversely affected if sales of the SmartVest System materially decline.

           In addition, our business and results of operations may be adversely affected if we are unable to successfully implement our business strategy. Our business strategy requires us to continue to introduce new generations of HFCWO products; reduce manufacturing costs through design improvements; maintain manufacturing controls for the production of error- and defect-free products; educate health care professionals and patients about the benefits of the SmartVest System; obtain and maintain regulatory approval and reimbursement codes for our products; achieve success with our domestic direct sales model; and establish profitable relationships with international distributors.

           The medical device industry is highly competitive and we face direct competition from industry participants with substantially greater capital resources, larger customer bases, broader product lines, larger sales forces, greater marketing and management resources, larger research and development staffs and larger facilities than ours, which also have more established reputations with our target customers, as well as global distribution channels that may be more effective than ours. If we fail to maintain market share and continue to find innovative ways to compete based on the quality of our products and new product offerings, our operating results will suffer. Additionally, we depend on the continued service of key managerial, engineering and manufacturing personnel and our ability to continue to attract and retain highly qualified personnel is critical to our success. We compete for such personnel with other companies in our industry, academic institutions, government entities and other organizations. Any loss or significant interruption of the services of our key personnel would be detrimental to our operating results.

           The success of our business could also be impacted if new therapies or technologies are introduced that would diminish demand for HFCWO generally, or if our competitors introduce products or features that would diminish demand for the SmartVest System specifically. The medical device industry is highly competitive and requires us to stay abreast of the rapid changes that may result from technological advances and scientific discoveries, as well as maintain efficiencies with respect to our manufacturing and distribution operations.

           The medical device industry is also susceptible to significant patent litigation and other risks relating to intellectual property. Our continued success is dependent upon our ability to protect our existing patents, trademarks, trade secrets, and know-how and defend against infringement claims. The defense of intellectual property suits and other proceedings is costly and time-consuming, even if we obtain a favorable outcome. Inadequate protection of proprietary rights or an adverse determination in litigation or a proceeding could cause us to lose market share, subject us to liabilities, require us to cease using the technology or other intellectual property at issue or require us to cease selling certain products. These outcomes could have a material adverse effect on our business, financial condition and results of operations. We are currently involved in trademark litigation with a competitor, which is described in more detail in the section of this prospectus entitled “Business—Legal Proceedings.”

           Further, we operate in a highly regulated industry and complying with the regulations applicable to our business is time consuming and expensive. The regulations applicable to our business are highly dynamic and we are not yet able to evaluate the extent of the impact of newly-enacted health care reform laws on our business. If such regulations have an adverse impact on our ability to obtain third party reimbursement for our products, subject the sales of our products to material new taxes or if the expense of compliance with new fraud detection and oversight regulations is material, our results of operations could be negatively impacted. Further, our operating results would suffer if we are unable to obtain FDA clearance for new or modified products of if we fail to comply with continuing post-market regulatory requirements of the FDA and other federal, state or foreign authorities.

          There are a number of other risks relating to our business, this offering and the ownership of our common stock. You should carefully review the section entitled “Risk Factors,” beginning on page 8, as well as all of the other information set forth in this prospectus , before investing in our common stock .

Corporate Information

          Electromed, Inc. was incorporated in Minnesota in 1992. Our corporate headquarters are located at 500 Sixth Avenue NW, New Prague, Minnesota 56071. Our telephone number is (952) 758-9299. Our websites can be found at www.electromed.com and www.smartvest.com. The information on our websites is not part of this prospectus.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	The underwriter has a 45-day option to purchase up to additional shares of common stock from us.

Initial public offering price	per share

Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $   million (or approximately $    million if the underwriter exercises in full its option to purchase additional shares to cover overallotments, if any).

We intend to use the proceeds from this offering to add employees to our Reimbursement, Patient Services and Administrative Departments; add members to our sales force and further develop our focus on institutional sales; continue our research and development efforts ; and for general corporate purposes, including to finance equipment purchases and other capital expenditures in the ordinary course of business and to satisfy working capital needs. We may also use a portion of our net proceeds from this offering to reduce existing indebtedness. See “Use of Proceeds” for additional information.

Proposed Nasdaq Capital Market symbol	ELMD

          Unless otherwise indicated, the number of shares of our common stock that will be outstanding immediately after this offering is based on 6,082,885 shares outstanding as of March 31, 2010, and excludes 589,567 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2010 and an additional               shares of common stock (or               shares, in the event the underwriter exercises the overallotment option in full) underlying warrants to be issued to the underwriter in connection with this offering.

          Except as otherwise noted, all information in this prospectus assumes:

•	an initial public offering price of $ per share, the mid-point of the range set forth on the cover of this prospectus;

•	no exercise of the underwriter’s over-allotment option ; and

•	no exercise of the warrants to be issued to the underwriter in connection with this offering.

SUMMARY FINANCIAL DATA

          The following tables set forth, for the periods and dates indicated, our summary financial data. The summary financial data as of and for our fiscal years ended June 30, 2009 and 2008 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary financial data as of and for the nine months ended March 31, 2010 and 2009 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for those periods. The results included here and elsewhere in this prospectus are not necessarily indicative of future performance.

	Years ended June 30,		Nine months ended March 31,
	2009	2008	2010	2009
	(dollars in thousands, except share and per share data)		(Unaudited) (dollars in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net revenue	$12,999	$8,752	$10,680	$9,510
Cost of revenues	3,340	2,147	2,845	2,436
Gross profit	9,659	6,605	7,835	7,074
Operating expenses	7,203	6,271	6,320	5,069
Operating income	2,456	334	1,515	2,005
Interest income (expense)	(271)	(477)	(165)	(195)
Net income before income taxes	2,185	(143)	1,350	1,810
Income tax (expense) benefit	(830)	427	(487)	(655)
Net income	1,355	284	863	1,155
Income attributable to noncontrolling interest	(22)	(16)	(17)	(16)
NET INCOME ATTRIBUTABLE TO ELECTROMED, INC.	$1,333	$268	$846	$1,139

Earnings per share attributable to Electromed, Inc. common shareholders
Basic	$0.22	$0.05	$0.14	$0.19
Diluted	0.22	0.04	0.14	0.19
Weighted-average Electromed, Inc. common shares outstanding
Basic	5,987,383	5,437,486	6,072,256	5,968,731
Diluted	6,020,458	6,454,538	6,113,717	6,008,439

	June 30,		March 31, 2010
	2009	2008	Actual	Pro Forma(1)
	(dollars in thousands)		(Unaudited) (dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$362	$1,442	$535	$
Inventories	1,179	850	1,253
Accounts Receivable	6,348	3,929	6,902
Current assets	8,413	6,545	9,333
Total assets	11,461	9,396	13,381
Current liabilities	2,098	2,627	4,218
Total liabilities	5,402	5,355	6,372
Total stockholders’ equity	6,059	4,041	7,009

(1)

As adjusted to reflect the sale of     shares of our common stock in this offering at an assumed initial public offering price of $     per share, the midpoint of the range on the front cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $     per share would increase or decrease, respectively, cash and cash equivalents, current assets, total assets and total stockholders’ equity by $     million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all the other information contained in this prospectus before you decide to buy our common stock. If any of the following risks related to our business actually occurs, our business, financial condition and operating results would be adversely affected. The market price of our common stock could decline due to any of these risks and uncertainties related to our business, or related to an investment in our common stock, and you may lose part or all of your investment.

Risks Related to Our Business

Our SmartVest System and its ancillary products generate all of our net revenue. If sales of this family of products were to decline, our net revenue and results of operations would be adversely affected.

          Our success is substantially dependent on the sale of the SmartVest® Airway Clearance System (“SmartVest System”). The SmartVest System and its ancillary products represented 100% of our net revenue for the fiscal year ended June 30, 2009, and we anticipate it will continue to account for a substantial portion of our net revenue for the foreseeable future. If sales of the SmartVest System were to decline in any of our key markets because of decreased demand, adverse regulatory actions, patent or trademark infringement claims, failure to protect our intellectual property, manufacturing problems or delays, pricing pressures, competitive factors or any other reason, our net revenue would be significantly impacted, which would negatively affect our business, financial condition and results of operations and may affect our ability to continue operations.

If we do not successfully implement our business strategy, our business and results of operations will be adversely affected.

          We may not be able to successfully implement our business strategy. Any such failure may adversely affect our business and results of operations. For example, to implement our business strategy we need to, among other things, develop and introduce new generations of HFCWO products, achieve lower manufacturing costs through design improvements, educate health care professionals and patients about the clinical and cost benefits of our institutional and home health care SmartVest System, obtain regulatory approval and reimbursement codes for new or significantly modified products and applications and maintain effective marketing and sales efforts domestically and internationally.

          We rely on a direct sales force in the U.S. that consists primarily of respiratory therapists and, in June 2008 initiated an independent contractor relationship with a consultant to assist with our marketing efforts to hospital buying groups. There is no assurance that these approaches will improve our sales. Further, using a direct sales force of medical professionals may be less cost-effective than using a third-party distributor or hiring salespeople without health care credentials. In addition, our direct sales model may be ineffective if we are unable to hire and retain qualified salespeople and if our sales force fails to establish relationships with physicians or comply with regulatory requirements. We are also seeking to increase our international sales, including by establishing and strengthening international sales relationships through agreements with third parties, and there is no guarantee we will be successful in doing so. Moreover, even if we successfully implement our business strategy, we may not have positive operating results. We may decide to alter or discontinue aspects of our business strategy and may adopt different strategies due to business or competitive factors.

The market opportunities that we currently focus on or expect to develop for our products may not remain or become as large as we expect or may not develop at all.

          The growth of our business is dependent, in large part, upon the development of market opportunities for our SmartVest System. The market opportunities that we expect to exist may not develop as expected, or at all. For example, a substantial percentage of our products are sold to assist patients with cystic fibrosis (“CF”). If a cure is discovered for CF or other pulmonary conditions for which our products are currently prescribed, our sales would decrease and our operating results would be negatively affected. Moreover, even if our current patient market remains consistent and new market opportunities develop as expected, new technologies and products introduced by our competitors may significantly limit our ability to capitalize on any such market opportunity. Our failure to maintain our current market or capitalize on our expected market opportunities would adversely effect our growth.

If we are unable to successfully develop and market new generations of HFCWO products or market our existing products to a broad patient population, we will not remain competitive.

          Our future success and our ability to increase net revenue and earnings depend, in part, on our ability to develop and market new generations of HFCWO products and market our existing products to a broad patient population. However, we may not be able to, among other things:

•	successfully develop or market new products or enhance existing products;

•	educate health care professionals and patients about the benefits of HFCWO treatments for patients with a broad range of pulmonary disorders;

•	manufacture, market and distribute existing and future products in a cost-effective manner; or

•	obtain required regulatory clearances and approvals for new products or significant modifications to existing products.

          Our failure to do any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. In addition, if any of our current or future products contain undetected errors or design defects or do not work as expected for expanded patient populations, our ability to market these products could be substantially impeded, resulting in lost net revenue, potential damage to our reputation and delays in obtaining market acceptance of these products. We cannot assure you that we will continue to successfully develop and market new or enhanced products or new applications for our existing products.

          Moreover, extensions to our current line of products, including new or enhanced products or new applications for our existing products, would require us to obtain new 510(k) clearance or, depending upon the new technology or indications, premarket approval from the FDA before such products or applications could be marketed in the U.S. In seeking FDA clearance, we may be required to prove the safety and efficacy of the new or modified products by clinical trials. We may be unable to do so, and in such circumstances our products would not receive regulatory approval. In addition, these clinical trials typically last several years, and during that time competing products, procedures or therapies may be introduced that are less expensive and/or more effective than our products and thus render our products obsolete. If we do not continue to expand our product portfolio on a timely basis or if those products and applications do not receive regulatory and market acceptance or become obsolete, we will not grow our business as we currently expect.

If we fail to educate physicians and patients as to the distinctive characteristics, benefits, safety, clinical efficacy and cost-effectiveness of our products, our sales will not grow.

          Because certain of the pulmonary conditions that can be treated by our devices can also be treated by surgery, drugs or other medical devices and therapies, some of which have a longer history of use and are more widely used by the medical community, acceptance of our SmartVest System depends, in large part, on our ability to educate the medical community and patients as to the distinctive characteristics, benefits, safety, clinical efficacy and cost-effectiveness of our products compared to alternative products, procedures and therapies. Physicians may be reluctant to change their medical treatment practices for a number of reasons, including:

•	lack of experience with new products;

•	lack of evidence supporting additional patient benefits;

•	perceived liability risks generally associated with the use of new products; and

•	costs associated with the purchase of new products and equipment.

          Convincing patients, physicians and other caregivers to dedicate the time and energy necessary to properly train to use new devices is challenging, and we may not be successful in these efforts. Accordingly, even if our devices are superior to alternative treatments, our success will depend on our ability to gain and maintain market acceptance for our devices. If we fail to do so, our sales will not grow and our business, financial condition and results of operations will be adversely affected.

          Continued acceptance of our SmartVest System also depends on our ability to offer exceptional customer service and training opportunities to purchasers. We have developed a network of 300 respiratory therapists and nurses who provide in-home training on a non-exclusive basis. If we are unable to maintain this network, our ability to provide timely training and orientation would be impaired. Inability to achieve timely training would be noted by the prescribing physician, which could adversely affect our standing with such physicians and discourage them from prescribing our products. Moreover, if we are unable to provide proper training, patients or physicians may misuse or ineffectively use the SmartVest System, which may result in unsatisfactory patient outcomes and negative publicity.

We operate in a very competitive environment.

          The medical device industry is highly competitive. We face direct competition from Hill-Rom Holdings, Inc. and Respiratory Technologies, Inc., and face indirect competition from several companies that offer alternative products for airway clearance. Certain of our competitors have substantially greater capital resources, larger customer bases, broader product lines, larger sales forces, greater marketing and management resources, larger research and development staffs and larger facilities than ours and have more established reputations with our target customers, as well as global distribution channels that may be more effective than ours.

          The medical device industry is characterized by rapid change resulting from technological advances and scientific discoveries. Our competitors may develop and offer technologies and products that are more effective, have better features, are easier to use, less expensive or more readily accepted by the marketplace than ours. Their products could make our technology and products obsolete or noncompetitive. Our competitors may also be able to achieve more efficient manufacturing and distribution operations than we may be able to and may offer lower prices than we could offer profitably. We may decide to alter or discontinue aspects of our business and may adopt different strategies due to business or competitive factors or factors currently unforeseen, such as the introduction by our competitors of new products or new medical technologies that would make our products obsolete or uncompetitive.

          In addition, consolidation in the medical device industry could make the competitive environment more difficult. The industry has recently experienced some consolidation, and there is a risk that larger companies will enter our markets.

Our business, financial condition and results of operations may be adversely affected by the performance of third-party distributors and consultants and our ability to maintain these relationships on terms that are favorable to us.

          We frequently use third-party distributors to sell our medical devices outside the U.S., and use a consultant to establish relationships with hospital buying groups within the U.S. Our distributors operate independently of us, and we have limited control over their operations, which exposes us to significant risks. Distributors may not commit the necessary resources to market and sell our products and certain of our distributors have non-exclusive relationships with us, meaning they may also market and sell competitive products. In addition, our international distributors may not comply with the laws and regulatory requirements in their local jurisdictions, which may limit their ability to market or sell our products. If current or future distributors do not perform adequately, or if we are unable to locate and retain competent distributors in particular countries and secure their services on favorable terms, or at all, we may be unable to increase or maintain our level of net revenue in these markets or enter new markets, and we may not realize our expected international growth.

          We rely to some degree upon third parties to augment our product development and manufacturing processes. For example, we rely on third parties to supply certain components for our products, and third parties also assist with our product development and prototype testing activities. To the extent any of these parties fail to deliver their components and other services in a timely manner or within required specifications or pricing, we could be adversely affected and would need to replace these important relationships. We have established most of these relationships over a period of more than five years.

To successfully market and sell our products internationally, we must address additional risks associated with operations in foreign countries.

          We believe that a significant portion of our future business will come from international sales through increased penetration in countries where we currently sell our products, combined with expansion into new international markets. We frequently use third party distributors to sell our products internationally. Our success internationally is subject to a number of risks, including:

•	difficulties in penetrating foreign markets in which HFCWO is not a prevalent form of treatment or our competitors’ products are more established;

•	intense competition, including competition with products that are not available in the U.S. which may claim to offer benefits similar to or better than the SmartVest System;

•	maintaining existing and obtaining new foreign certification and regulatory clearances and approvals;

•	difficulties in managing international operations;

•	difficulties identifying effective distributors and managing distributor relationships;

•	export restrictions, trade regulations and foreign tax laws;

•	reduced or no protection for intellectual property rights in some countries;

•	fluctuating foreign currency exchange rates; and

•	political and economic instability, including occasional disruptions in overseas financial markets.

          In addition, foreign sales subject us to numerous stringent U.S. and foreign laws, including the Foreign Corrupt Practices Act, or FCPA, and comparable foreign laws and regulations which prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. and other business entities for the purpose of obtaining or retaining business. The FCPA also requires companies with stock registered with the Securities and Exchange Commission, or SEC, to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that improper payments are not made to foreign officials. We cannot assure you that our internal accounting controls will be sufficient to protect against unauthorized payments or offers of payments by one of our employees, consultants, sales agents or distributors, which could constitute a violation by us of various laws including the FCPA, even though such parties are not always subject to our control. Safeguards that we implement to discourage these practices may prove to be ineffective and violations of the FCPA and other laws may result in severe criminal or civil sanctions, or other liabilities or proceedings against us, including class action lawsuits and enforcement actions from the SEC, Department of Justice and overseas regulators, which could adversely affect our reputation, business, financial condition and results of operations. Any of these factors, or any other international factors, could impair our ability to effectively sell our products outside of the United States, causing our revenue to be lower than expected and harming our results of operations. There can be no assurance that we can successfully manage these risks or avoid their effects.

Our ability to operate our company effectively could be impaired if we lose members of our senior management team or other key personnel.

          We depend on the continued service of key managerial, engineering and manufacturing personnel, as well as our ability to continue to attract and retain highly qualified personnel. We compete for such personnel with other companies, academic institutions, government entities and other organizations. In addition, a portion of our research and development activities are performed by third-party consultants, including Hansen Engine Corporation, a research and development corporation that is controlled by certain of our affiliates and for whom our CEO, Robert D. Hansen, serves as president, CEO and chairman of the board of directors. See “Certain Relationships and Related Party Transactions.” Any loss, interruption of the services of , or inability to maintain a favorable relationship with our key personnel , Hansen Engine Corporation and its personnel, or other consultants who provide engineering support, could significantly reduce our ability to effectively manage our operations and meet our strategic objectives, because we may be unable to find an appropriate replacement in a timely manner.

We conduct substantially all of our operations at our facilities located in New Prague, Minnesota, and any fire, explosion, violent weather conditions or other unanticipated events affecting our facilities could adversely affect our business, financial condition and results of operations.

          We conduct all of our manufacturing and research and development activities, as well as most of our sales, warehousing and administrative activities, at our facilities in New Prague, Minnesota. Our facilities are subject to the risk of catastrophic loss due to unanticipated events, such as fires, explosions or violent weather conditions. These facilities and the manufacturing equipment that we use to produce our products would be difficult to replace or repair and could require substantial lead-time to do so. For example, if we were unable to utilize our existing manufacturing facility, the use of any new facility would need to be approved by the FDA, which would result in significant production delays. We may also in the future experience plant shutdowns or periods of reduced production as a result of regulatory issues, equipment failure or delays in deliveries. Any disruption or other unanticipated events affecting our facilities and therefore our sales, manufacturing, warehousing, research and development and administrative activities would adversely affect our business, financial condition and results of operations. We carry insurance for damage to our property and the disruption of our business. Such insurance coverage, however, may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

Any failure of our management information systems could harm our business and results of operations.

          Our business’s rapid growth may continue to place a significant strain on our managerial, operational and financial resources and systems. We depend on our management information systems to actively manage our controlled regulatory and manufacturing documents. We also depend on our enterprise resource planning system to actively manage our invoicing, manufacturing and inventory planning, clinical trial information and quality compliance. We must continually assess the necessity for any upgrades to our information systems. We may not be able to successfully implement any such upgrade. The inability of our management information systems to operate as we anticipate could damage our reputation with our customers, disrupt our business or result in, among other things, decreased net revenue and increased overhead costs. As a result, any such failure could harm our business, financial condition and results of operations.

We may need to raise additional capital in the future, which may not be available to us on acceptable terms, or at all.

          We may require significant additional debt and equity financing in order to implement our business strategy. In particular, our capital requirements depend on many factors, including the amount of expenditures on research and development and intellectual property, new product development and the cash required to service our debt. To the extent that our existing or future capital is insufficient to meet these requirements and cover any losses, we will need to refinance all or a portion of our existing debt, raise additional funds through financings or curtail our growth, reduce our costs or sell certain of our assets. Our ability to raise additional capital will likely depend on, among others, our performance, our prospects, our level of indebtedness and market conditions. Any additional equity or debt financing, if available at all, may be on terms that are not favorable to us. The recent global economic crisis and related tightening of credit markets has made it more difficult and more expensive to raise additional capital. If we are unable to access additional capital on terms acceptable to us, we may not be able to fully implement our business strategy, which may limit the future growth and development of our business. Equity financings could result in dilution to our shareholders, and equity or debt securities issued in future financings may have rights, preferences and privileges that are senior to those of our common stock. If our need for capital arises because of significant losses, the occurrence of these losses may make it more difficult for us to raise the necessary capital.

Risks Relating to Regulation

Demand for our products may decrease if reimbursement by governmental or other third-party payers is reduced or unavailable in the future.

          Demand for our products is partially dependent on whether the patient or hospital will receive reimbursement from various third-party payers, such as governmental programs (e.g., Medicare and Medicaid), private insurance plans and managed-care plans. Our success is affected by our ability to procure, on behalf of our customers, appropriate reimbursement from government and third-party payers for the products we provide . The availability of reimbursement affects which products customers purchase and the prices they are willing to pay. Reimbursement varies from country to country and can significantly impact the acceptance of new products. The SmartVest System currently qualifies for reimbursement under Medicare, Medicaid and private insurance programs in the U.S. and several foreign countries. Congress recently passed, and on March 23, 2010, President Obama signed into law, the Patient Protection and Affordable Care Act of 2010 and the Health Care and Education and Reconciliation Act of 2010 (collectively, the “health care reform laws”), which cause substantial changes to the existing system for paying for health care in the U.S. While the health care reform laws do not directly prohibit or reduce reimbursement for our products, the laws grant various governmental agencies the authority to monitor health care reimbursement by governmental payers and implement cost-containment measures in order to reduce the overall cost of health care items and services over the next ten years. If legislative or administrative changes to U.S. or international reimbursement practices reduce reimbursement for our products, or if future products that we develop do not ultimately qualify for reimbursement, we may experience an adverse impact on demand for such products and the prices that customers are willing to pay for them. This, in turn, would adversely affect our business, financial condition and results of operations.

Our products could be subject to exclusion from Medicare, Medicaid and other government programs if we do not comply with all applicable standards for reimbursement.

          In order to continue receiving reimbursement under Medicare and Medicaid, we must show on a periodic basis that we comply with numerous Medicare supplier standards. These standards generally relate to our methods for filling orders, overseeing delivery of equipment, responding to questions and complaints, maintaining and repairing rental equipment, complying with state and federal licensure and regulatory requirements, honoring product warranties, maintaining a physical address, and maintaining appropriate liability insurance. If we fail to meet required standards, whether intentionally or unintentionally, our ability to obtain reimbursements on a timely basis could be impaired. Delays in reimbursement could result in significant financial shortfalls. In 2009, we were alerted to unintentional noncompliance with state licensure requirements in two states. Consequently, between October 4, 2009 and December 4 , 2009, all of our Medicare reimbursement payments were suspended. This matter was promptly addressed and rectified by management and did not result in a loss of revenue since all Medicare claims were recovered following reinstatement. Although we believe we have procedures in place to ensure ongoing future compliance with all applicable standards, we can provide no assurance that such procedures will be adequate or that we will be able to continuously maintain our eligibility for reimbursement in the future.

Health care legislative or administrative changes may result in cost-containment measures that restrict third-party payer reimbursement practices or otherwise put downward pressure on the price of our products.

          Major third-party payers for hospital services in the United States and abroad continue to work to contain health care costs. The introduction of cost-containment incentives, combined with closer scrutiny of health care expenditures by governmental agencies, private health insurers and employers, has resulted in increased discounts and contractual adjustments to hospital charges for services performed and products used. The focus on reducing health care costs will likely become even more prevalent in the U.S. due to the health care reform laws’ extension of medical benefits to those who currently lack insurance coverage, as such measures will be funded, in part, through cost-containment efforts. In addition, in many foreign countries where our products are sold, prices are set in accordance with local regulations and also subject to pressure from cost saving measures. While some of these savings may come from realizing greater efficiencies in delivering care, improving the effectiveness of preventive care and enhancing the overall quality of care, much of the cost savings may come from reducing the cost of care.

          Cost of care could be reduced by lowering the level of reimbursement for medical services or products (including products manufactured and marketed by us), or by restricting coverage (and, thereby, utilization) of medical services or products. If payers reduce the amount of reimbursement for a product, it may cause groups or individuals prescribing the product to discontinue use of the type of treatment offered by the product, to substitute lower cost products or to seek additional price related concessions. In either case, a reduction in the utilization of, or reimbursement for, our products could have a materially adverse impact on our financial performance. Hospitals or physicians may also respond to such cost-containment pressures by substituting products or other treatments that physicians view as more cost-effective, which would further reduce demand for our products.

          In addition, the Medicare Modernization Act of 2003 included a number of changes in the Medicare payment methodology and conditions for coverage of durable medical equipment, including proposed competitive bidding requirements for certain types of durable medical equipment, and the health care reform laws expand the competitive bidding program to a greater geographical area. If competitive bidding requirements become applicable to HFCWO devices, Medicare would no longer provide reimbursement under its fee schedule amount in designated competitive bidding regions. Instead, only those suppliers selected through competitive bidding process within each designated region would be eligible to have their products reimbursed by Medicare. HFCWO devices were not included in the initial round of items subject to bidding; however, there is no assurance they will not be included in the future. Inclusion of HFCWO products in Medicare competitive bidding or other Medicare reimbursement or coverage reductions could result in our SmartVest System being sold in lesser quantities or for a lower price, or Medicare reimbursement coverage being discontinued altogether. Any of these developments could have a material adverse effect on our results of operations. In addition, if we are not selected to participate in the competitive bidding program in a particular region, it could have a material adverse effect on our sales and profitability.

          There is substantial uncertainty regarding how the health care reform laws in the U.S. and legislation abroad will affect reimbursement for our products, if at all. This uncertainty limits our ability to forecast changes that may occur in the future and to manage our business accordingly.

Our financial performance may be adversely affected by medical device tax provisions in the health care reform laws.

          The U.S. health care reform laws impose an excise tax on medical device manufacturers in order to offset, in part, the government’s cost of insuring additional individuals. Beginning in 2013, a new section of the tax code will establish an excise tax on all sales of medical devices equal to 2.3% of the price of the device. If efforts to repeal this tax are not successful, and if our products are subject to such tax, the additional expense would adversely affect our profitability and financial condition.

Our business may be adversely affected if consolidation in the health care industry leads to demand for price concessions or if we are excluded from being a supplier by a group purchasing organization or similar entity.

          Independent of health care reform initiatives, we have experienced and expect to experience pricing pressures on our current products and pipeline products from initiatives aimed at reducing health care costs by governmental and private third-party payers, the increasing influence of health maintenance organizations, and regulatory proposals, both in the United States and in foreign markets. As a result of cost-containment efforts, there has been a consolidation trend in the health care industry to create larger companies, including hospitals, with greater market power. As the health care industry consolidates, competition to provide products and services to industry participants has become and will continue to become more intense. This has resulted and will likely continue to result in greater pricing pressures and the exclusion of certain suppliers from important markets as group purchasing organizations, independent delivery networks and large single accounts continue to use their market power to consolidate purchasing decisions. If a group purchasing organization excludes us from being one of their suppliers, our long-term net revenue could be adversely impacted. We expect that market demand, government regulation, third-party reimbursement policies and societal pressures will continue to change the worldwide health care industry, which may exert further downward pressure on the prices of our products.

If we fail to comply with the U.S. Federal Anti-Kickback Statute or similar state and foreign anti-fraud laws, we could be subject to criminal and civil penalties and exclusion from Medicare, Medicaid and other governmental programs.

          A provision of the U.S. Social Security Act, commonly referred to as the U.S. Federal Anti-Kickback Statute, prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring, ordering, leasing, purchasing or arranging for or recommending the ordering, purchasing or leasing of items or services payable by Medicare, Medicaid or any other federal health care program. The Federal Anti-Kickback Statute is very broad in scope and many of its provisions have not been uniformly or definitively interpreted by existing case law or regulations. In addition, most of the states in which our products are sold in the United States have adopted laws similar to the Federal Anti-Kickback Statute, and some of these laws are even broader than the Federal Anti-Kickback Statute in that their prohibitions are not limited to items or services paid for by a federal health care program but, instead, apply regardless of the source of payment. A number of states also regulate and require extensive disclosures of financial relationships between device manufacturers and physicians and other health care providers. Violations of the Federal Anti-Kickback Statute or such similar state laws may result in substantial civil or criminal penalties and exclusion from participation in federal or state health care programs. In addition, many foreign governments have equivalent statutes with similar penalties.

          The Federal Anti-Kickback Statute has increasingly been used as a basis for claims under the Federal False Claims Act, which imposes liability for the submission of false or fraudulent claims to the federal government. Both the Department of Justice and private whistleblowers, who are permitted to bring claims on behalf of the federal government, have successfully alleged that violations of the Federal Anti-Kickback Statute cause claims to Medicare or Medicaid to be false and fraudulent on the theory that the Anti-Kickback violation precludes the party submitting the claim from truthfully asserting compliance with all applicable laws, which is a condition of payment. Medical device manufacturers have been subjected to substantial monetary sanctions as a result of False Claims Act cases.

          All of our financial relationships with health care providers and others who provide products or services to federal health care program beneficiaries are potentially governed by the Federal Anti-Kickback Statute and similar state and foreign laws. We believe our operations are in material compliance with the Federal Anti-Kickback Statute, False Claims Act, and similar state and foreign laws. However, we cannot assure you that we will not be subject to investigations or litigation alleging violations of these laws, which could be time-consuming and costly to us, could divert management’s attention from operating our business and could prevent health care providers from purchasing our products, all of which could have a material adverse effect on our business. In addition, if our arrangements were found to violate the Federal Anti-Kickback Statute, False Claims Act, or similar state or foreign laws, it could have a material adverse effect on our business and results of operations.

Our business will be subject to heightened scrutiny by governmental agencies because of new fraud detection and prevention oversight measures that are part of the health care reform laws.

          The new health care reform laws include a number of changes to federal law and enforcement activities intended to detect and prevent fraud by medical device manufacturers and other health care providers. For example, beginning in 2013 our business will be subject to new regulations on transparency and disclosure, particularly relating to company ownership, finances and transactions with health care providers such as hospitals and physicians. Our disclosures under these regulations will be available for public inspection. As a Medicare supplier, we may also be subject to screening requirements, such as licensure checks, unscheduled and unannounced site visits, database checks and other screening measures if certain government agencies determine there to be a risk of fraud, waste or abuse by suppliers of medical devices. These screening procedures will not apply until 2012, unless we are required to revalidate our Medicare enrollment before that time. Additionally, we may be required to implement more aggressive compliance and ethics programs and adopt stricter standards for doing business with government health care programs as a condition of our enrollment in programs such as Medicare and Medicaid. The specific requirements of the new compliance and ethics programs have yet to be determined. We will likely have to devote significant resources, including management attention and financial resources, to ensure compliance with the government’s new fraud-fighting initiatives. Although these new oversight measures are not effective immediately, we must begin implementing policies now in order to ensure that we satisfy our obligations as of the effective date. If we fail to meet the new fraud prevention and detection standards, we may be excluded from participating in government health care programs such as Medicare and Medicaid. If we are unable to participate in government reimbursement programs, there will be a material adverse effect on our business and results of operations.

Our business will be harmed if we fail to obtain necessary clearances or approvals to market our medical devices.

          Our products are classified as medical devices and are subject to extensive regulation in the United States by the FDA and other federal, state and local authorities. Similar regulatory review, clearance and approval processes also exist in foreign countries in which our products are marketed. These regulations relate to product design, development, testing, manufacturing, labeling, sale, promotion, distribution, import, export and shipping.

          Although our SmartVest System has received FDA clearance under the premarket notification (510(k) clearance process), we would not be permitted to market a new medical device, or a new use of, or claim for, or significant modification to, our existing HFCWO products in the United States, without first obtaining either approval of a Premarket Approval Application (“PMA”) or 510(k) clearance from the FDA or demonstrating that an exemption applies. The PMA approval process, commonly used for riskier devices such as those which support or sustain life, requires an applicant to demonstrate the safety and efficacy of the device based, in part, on data obtained in clinical trials. The PMA approval process and clinical trials can be expensive and lengthy and entail significant user fees. In the 510(k) clearance process, the FDA must determine that the proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, with respect to intended use, technology and safety and efficacy, in order to clear the proposed device for marketing. Clinical data is sometimes required to support substantial equivalence. The PMA approval pathway is much more costly and uncertain than the 510(k) clearance process. It generally takes from one to three years, or even longer, from the time the PMA is submitted to the FDA until an approval is obtained. The 510(k) clearance process usually takes from three to 12 months, but it can take longer.

          In many of the foreign regions in which we market our products, such as Europe, we are subject to regulations substantially similar to those of the FDA, although these foreign regulatory requirements may vary widely from country to country. In Europe, only medical devices which bear a CE Mark may be marketed. In addition, were we to convert into direct sales forces in foreign regions, we could be subject to additional regulations in these markets.

          There is no guarantee that the FDA will grant 510(k) clearance or PMA approval to new or modified products that we develop in the future. Delays in receipt or failures to receive desired marketing clearances or approvals from the FDA or other federal, state or foreign regulatory authorities may adversely affect our ability to market our products and may have a significant adverse effect on our overall business. Moreover, the value of existing clearances or approvals can be eroded if safety or efficacy problems develop.

Modifications to our products may require new regulatory approvals or clearances or may require us to recall or cease marketing our modified products until approvals or clearances are obtained.

          Modifications to our products may require new approvals or clearances in the United States and abroad, such as PMA approvals or 510(k) clearances in the United States and CE Marks in Europe. The FDA requires device manufacturers to initially make a determination of whether or not a modification requires a new approval, supplement or clearance. A manufacturer may determine that a modification does not significantly affect safety or efficacy or does not represent a major change in its intended use, so that no new U.S. or foreign approval or clearance is necessary. We have made modifications that we determined do not require approval or clearance. However, the FDA and foreign authorities can review a manufacturer’s decision, including any of our decisions, and may disagree. If the FDA or other foreign authority disagrees and requires new approvals or clearances for the modifications, we may be required to recall and to stop marketing our products as modified, which could require us to redesign our products and harm our operating results. In these circumstances, we may also be subject to significant enforcement actions.

          If we determine that a modification to an FDA-cleared device could significantly affect its safety or efficacy, or would constitute a major change in its intended use, then we must obtain a new PMA or PMA supplement approval or 510(k) clearance. Where we determine that modifications to our products require a new PMA or PMA supplemental approval or 510(k) clearance, we may not be able to obtain those additional approvals or clearances for the modifications or additional indications in a timely manner, or at all. For those products sold in Europe, we must notify our European Union Notified Body if significant changes are made to the products or if there are substantial changes to our quality assurance systems affecting those products. Delays in obtaining required future approvals or clearances would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth.

We may fail to comply with continuing post-market regulatory requirements of the FDA and other federal, state or foreign authorities and become subject to substantial penalties, or our products may subsequently prove to be unsafe, forcing us to recall or withdraw such products from the market.

          Even after product clearance or approval, we must comply with continuing regulation by the FDA and other federal, state or foreign authorities, including the FDA’s Quality System Regulation requirements, which obligate manufacturers to adhere to stringent design, testing, control, documentation and other quality assurance procedures during the design and manufacture of a device. We are also subject to medical device reporting regulations in the United States and abroad. For example, we are required to report to the FDA if our products may have caused or contributed to a death or serious injury or malfunction in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur. We must report corrections to the FDA where the correction was initiated to reduce a risk to health posed by the device or to remedy a violation of the U.S. Food, Drug, and Cosmetic Act caused by the device that may present a risk to health, and we must maintain records of other corrections. The FDA closely regulates promotion and advertising, and our promotional and advertising activities may come under scrutiny. If any medical device reports we file with the FDA regarding death, serious injuries or malfunctions indicate or suggest that one of our products presents an unacceptable risk to patients, including when used off-label by physicians, we may be forced to recall our product or withdraw it from the market.

          Any failure to comply with continuing regulation by the FDA or other federal, state or foreign authorities could result in enforcement action that may include regulatory letters requesting compliance action, suspension or withdrawal of regulatory clearances or approvals, product recall, modification or termination of product marketing, entering into a consent decree, seizure and detention of products, paying significant fines and penalties, criminal prosecution and similar actions that could limit product sales, delay product shipment and harm our profitability. Any of these actions could materially harm our business, financial condition and results of operations.

The possibility of non-compliance with manufacturing regulations raises uncertainties with respect to our ability to manufacture our products. Our failure to meet strict regulatory requirements could require us to pay fines, incur other costs or even close our facilities.

          The FDA and other federal, state and foreign regulatory authorities require that our products be manufactured according to rigorous standards, including, but not limited to, Quality System Regulations, Good Manufacturing Practices and International Standards Organization, or ISO, standards. These federal, state and foreign regulatory authorities conduct periodic audits of our facilities and our processes to monitor our compliance with applicable regulatory standards. If a regulatory authority finds that we fail to comply with the appropriate regulatory standards, it may require product validation, new processes and procedures or shutdown of our manufacturing operations. It may impose fines on us or delay or withdraw clearances or other regulatory approvals. If a regulatory authority determines that our non-compliance is severe, it may impose other penalties including limiting our ability to secure approvals or clearances for new products. In addition, many of the improvements we make to our manufacturing process must first be approved or cleared by the FDA and other federal, state and foreign regulatory authorities. Our failure to obtain the necessary approvals and clearances may limit our ability to improve the way in which we manufacture our products.

Risks Relating to Our Intellectual Property and Potential Litigation

We have been and may in the future become subject to claims that our products violate the patent or intellectual property rights of others, which could be costly and disruptive to us.

          We operate in an industry that is susceptible to significant patent litigation, and in recent years, it has been common for companies in the medical device industry to aggressively challenge the rights of other companies to prevent the marketing of new or existing devices. As a result, we or our products may become subject to patent infringement claims or litigation. Further, one or more of our patents or applications may become subject to interference proceedings declared by the U.S. Patent and Trademark Office, or USPTO, or the foreign equivalents thereof to determine the priority of claims to inventions. The defense of intellectual property suits, USPTO interference proceedings or the foreign equivalents thereof, as well as related legal and administrative proceedings, are both costly and time consuming and may divert management’s attention from other business concerns. An adverse determination in litigation or interference proceedings to which we may become a party could, among other things:

•	subject us to significant liabilities to third parties, including treble damages;

•	require disputed rights to be licensed from a third party for royalties that may be substantial;

•	require us to cease using such technology; or

•	prohibit us from selling certain of our products.

          Any of these outcomes could have a material adverse effect on our business, financial condition and results of operations.

          Hill-Rom Services, Inc., Advanced Respiratory, Inc. (“ARI”), Hill-Rom Company, Inc. and Hill-Rom Services Pte. Ltd. (collectively, “Hill-Rom”), subsidiaries of Hill-Rom Holdings, Inc., brought an action on August 21, 2009, against us in the Southern District of Indiana alleging that our use of the term “SmartVest,” for which we had been granted trademark protection, infringes on its alleged trademarks “The Vest” and “Vest.” We have answered the allegations and brought counter-claims against Hill-Rom alleging, among other things, defamation and libel. Litigation is inherently unpredictable and risky and an adverse result could have a material adverse effect on our results of operations or financial position. If Hill-Rom is successful in its claim, we may be required to discontinue use of the SmartVest trademark, which would negatively impact product recognition and may result in higher marketing expenses. In addition, the costs associated with defending our trademark currently impacts our working capital. This and any other litigation may impact our results of operations in the future. For additional information about previous and pending litigation, see “Business—Legal Proceedings.”

We may initiate patent and trademark litigation claims in the U.S. and foreign jurisdictions in the future to protect our intellectual property. If we are unsuccessful in these claims, our business, financial condition and results of operations could be adversely affected.

          We may initiate litigation to assert claims of infringement, enforce our patents and trademarks, protect our trade secrets and know-how, or determine the enforceability, scope and validity of the proprietary rights of others. Any lawsuits that we initiate could be expensive, time consuming and divert management’s attention from other business concerns. Furthermore, litigation may provoke third parties to assert claims against us and may put our patents and trademarks at risk of being invalidated or interpreted narrowly and our patent applications at risk of not being issued. Further, we may not prevail in lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially valuable. The occurrence of any of these events may have a material adverse effect on our business, financial condition and results of operations.

If our patents and other intellectual property rights do not adequately protect our products, we may lose market share to our competitors and be unable to operate our business profitably.

          Patents and other proprietary rights are essential to our business, and our ability to compete effectively with other companies depends on the proprietary nature of our technologies. We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop, maintain and strengthen our competitive position. We generally pursue a policy of generally obtaining patent protection for patentable subject matter in our proprietary devices in both the United States and in foreign countries in which we make regular sales, and also attempt to review third-party patents and patent applications to the extent publicly available to develop an effective patent strategy, avoid infringement of third-party patents, identify licensing opportunities and monitor the patent claims of others. Our patent portfolio includes 18 issued U.S. patents and 5 issued foreign patents, the first of which expires in the United States in July 2013 and in Canada in August 2016, and have 34 pending U.S. and foreign patent applications. We cannot assure you that any pending or future patent applications will result in issued patents, that any current or future patents issued or licensed to us will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide a competitive advantage to us or prevent competitors from entering markets which we currently serve. Any required license may not be available to us on acceptable terms, if at all. In addition, some licenses may be non-exclusive, and therefore our competitors may have access to the same technologies as we do. Furthermore, we may have to take legal action in the future to protect our trade secrets or know-how, or to defend them against claimed infringement of the rights of others. Any legal action of that type could be costly and time-consuming to us, and we cannot assure you that such actions will be successful. The invalidation of key patents or proprietary rights which we own or unsuccessful outcomes in lawsuits to protect our intellectual property may have a material adverse effect on our business, financial condition and results of operations.

           We do not have patent protection in every foreign jurisdiction in which we sell our products. If products similar to ours are developed in countries in which we operate without sufficient patent protection, we would face increased competition and may be required to cease sales or pay damages in that country if our products are found to infringe on the patents and proprietary rights of other parties. We have been granted patent protection in Canada, New Zealand and South Africa. We have additional patent applications pending in Canada, Japan, and South Korea and with the European Patent Organization, whose member states include Spain, Croatia, Greece, Italy, Portugal, and Romania. Even if we currently have some level of patent protection in foreign jurisdictions or are able to obtain it in the future, the laws of these and other foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. If we cannot adequately protect our intellectual property rights in these foreign countries, our competitors may be able to compete more directly with us, which could adversely affect our competitive position and, as a result, our business, financial condition and results of operations.

Risks Relating to Our Debt

Our debt may adversely affect our financial condition and operating activities.

          As of March 31, 2010, we had total outstanding debt of approximately $ 3,777,000, including obligations under term debt and a revolving line of credit with U.S. Bank, National Association (“U.S. Bank”) and capital lease arrangements, and the ability to incur additional indebtedness under our revolving line of credit with U.S. Bank. As of March 31, 2010, we owed approximately $1,268,000 on our revolving line of credit and the total outstanding principal and interest thereunder is due on November 30, 2010, if the line of credit is not renewed.

          Based on our current level of indebtedness and interest rates applicable as of March 31, 2010, and after giving effect to this offering and the anticipated application of the net proceeds therefrom, we expect our annual interest expense to be approximately $ 208,000  for the year ending June 30, 2010. Any significant increase in the amount of debt or any decline in the amount of cash available to make interest payments may require us to divert funds identified for other purposes for debt service and could impair our liquidity position.

          Our indebtedness has other significant consequences to you, including:

•

requiring us to use a portion of our cash flow from operations to pay interest and principal on our debt, thereby reducing the availability of our cash flow to fund working capital, sales and marketing efforts, research and development, including clinical trials, acquisitions and other general corporate purposes;

•

limiting our ability to obtain additional financing in the future for working capital, sales and marketing efforts, research and development, including clinical trials, acquisitions and other general corporate purposes;

•	subjecting us to the risk of interest rate increases on our indebtedness with variable interest rates;

•	subjecting us to the possibility of an event of default under the financial and operating covenants contained in the agreements governing our indebtedness; and

•

limiting our ability to adjust to rapidly changing market conditions, reducing our ability to withstand competitive pressures and making us more vulnerable to a downturn in general economic conditions than our competitors with less debt.

Our inability to generate sufficient cash flow may require us to seek additional financing.

          If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required to refinance all or a portion of our existing debt, sell assets, borrow more money or raise capital through sales of our equity securities. If these or other kinds of additional financing become necessary, we cannot assure you that we could arrange such financing on terms that are acceptable to us, or at all.

We may incur additional indebtedness from time to time to finance research and development, including clinical trials, acquisitions, investments or strategic alliances or for other purposes.

          We may incur substantial additional indebtedness in the future. Although the agreement governing our credit facility contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. For example, as of March 31, 2010, we had $ 1,542,000 of net unused availability under our revolving line of credit and we are permitted to incur up to an additional $2.5 million of subordinated debt. If we incur additional debt above the levels currently in effect, the risks associated with our leverage would increase.

We are subject to restrictive debt covenants, which may restrict our operational flexibility.

          The agreement governing our credit facility contains various financial and operating covenants, including, among other things, restrictions on our ability to change the nature of our business, incur additional indebtedness, pay dividends on and redeem any capital stock or other equity, make other restricted payments, grant liens, enter into certain related-party transactions, sell our assets or enter into consolidations, mergers and transfers of all or substantially all of our assets, or change our management team. The agreement also requires us to maintain particular amounts of key-man and property insurance coverage, deliver financial statements, maintain specified financial ratios and satisfy financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will continue to meet those ratios and tests. A breach of any of these covenants, ratios, tests or restrictions could result in an event of default under our notes. Agreements governing any additional indebtedness we incur in the future may contain similar or more stringent covenants. Covenants in our existing or future debt agreements could limit our ability to take actions that we believe are in our best interests. If an event of default exists under our current credit facility or any additional indebtedness we incur in the future, the lenders under such agreements could elect to declare all amounts outstanding thereunder to be immediately due and payable. If any such lender accelerates the payment of one of our indebtednesses, we cannot assure you that our assets would be sufficient to repay in full that indebtedness and our other indebtedness that would become due as a result of any acceleration.

Our obligations under our credit facility are secured by substantially all of our assets.

          Our obligations under our credit facility are secured by liens on substantially all of our assets and guaranteed by our wholly-owned subsidiary, Electromed Financial, LLC. If we become insolvent or are liquidated, or if repayment of any of our outstanding loans is accelerated and we cannot repay such indebtedness, the lenders will be entitled to exercise the remedies available to a secured lender under applicable law and the applicable agreements and instruments, including the right to foreclose on substantially all of our assets and those of our subsidiary.

Risks Relating to this Offering and Ownership of Our Common Stock

Because there has not been a public market for our common stock and our stock price may be volatile, you may not be able to resell your shares at or above the initial public offering price.

          Prior to this offering, you could not buy or sell our common stock publicly. We cannot predict the extent to which investors’ interests will lead to an active trading market for our common stock or whether the market price of our common stock will be volatile following this offering. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for our common stock was determined by negotiations between the underwriter and us and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering. In addition, the stock markets have been extremely volatile. In addition to the factors discussed elsewhere in this section, the following factors, most of which are outside of our control, could cause the market price of our common stock to decrease significantly from the price you pay in this offering:

•	variations in our quarterly operating results;

•	decreases in market valuations of similar companies; and

•	fluctuations in stock market prices and volumes.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable research or downgrade our common stock, the price of our common stock could decline.

          The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. Equity research analysts may elect not to provide research coverage of our common stock, which may adversely affect the market price of our common stock. If equity research analysts do provide research coverage of our common stock, the price of our common stock could decline if one or more of these analysts downgrade our common stock or if they issue other unfavorable commentary about us or our business. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Future sales of our common stock by our existing shareholders could cause our stock price to decline.

          If our shareholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decrease significantly. The perception in the public market that our shareholders might sell shares of our common stock could also depress the market price of our common stock. Our directors, executive officers, and shareholders prior to this offering are subject to lock-up agreements that restrict their ability to transfer their shares of our common stock for a period of time following this offering. The underwriter may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in such agreements. As of March 31, 2010 we had granted warrants to purchase 589,567 shares of common stock, which shares will be subject to restrictions on transfer when they are issued. In addition, in connection with this offering, we will issue the underwriter a warrant to purchase a number of shares equal to 10% of the shares sold by us in the offering. This warrant will not be exercisable during the first year after the date of the final prospectus related to this offering and thereafter will be exercisable at a price per share equal to 120% of the offering price set forth on the cover of this prospectus for a period of four years from the closing of this offering. The market price of shares of our common stock may decrease significantly when the restrictions on resale by our existing shareholders lapse and our shareholders and warrant holders are able to sell shares of our common stock into the market. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities, and may cause you to lose part or all of your investment in our shares of common stock.

We have broad discretion in the use of the proceeds of this offering and may apply the proceeds in ways with which you do not agree.

          We intend to use the net proceeds from this offering to add employees to our Reimbursement, Patient Services and Administrative Departments; add members to our sales force and further develop our focus on institutional sales; continue our research and development efforts ; and for general corporate purposes, including to finance equipment purchases and other capital expenditures in the ordinary course of business and to satisfy working capital needs. We may also use a portion of our net proceeds from this offering to reduce existing indebtedness. We have not, however, determined the exact allocation of these net proceeds among the various uses described in this prospectus. The expected use of net proceeds from this offering represents our current intentions based upon our present plans and business conditions; however, there may be circumstances where a reallocation of funds is necessary. The amount and timing of our actual expenditures depend on numerous contingencies, including the progress of our research and development activities, regulatory or competitive developments, and strategic opportunities. Our management will have broad discretion over the use and investment of these net proceeds, and, accordingly, you will have to rely upon the judgment of our management with respect to our use of these net proceeds, with only limited information concerning management’s specific intentions. You will not have the opportunity, as part of your investment decision, to assess whether we use the net proceeds from this offering appropriately. We may place the net proceeds in investments that do not produce income or that lose value, which may cause our stock price to decline.

Our directors and executive officers will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including changes of control.

          We anticipate that our executive officers and directors and entities affiliated with them will, in the aggregate,          beneficially own approximately          of our outstanding common stock following the completion of this offering, assuming the underwriter does not exercise its over-allotment option. Our executive officers, directors and affiliated entities, if acting together, would be able to control or influence significantly all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other significant corporate transactions. These shareholders may have interests that differ from yours, and they may vote in a way with which you disagree and that may be adverse to your interests. The concentration of ownership of our common stock may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their common stock as part of a sale of our company and may affect the market price of our common stock. This concentration of ownership of our common stock may also have the effect of influencing the completion of a change in control that may not necessarily be in the best interests of all of our shareholders.

Various factors may inhibit a takeover that shareholders consider favorable.

          Upon the closing of this offering, provisions of our Articles of Incorporation and Bylaws, applicable provisions of Minnesota law and various other factors may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which shareholders might otherwise receive a premium for their shares, or transactions that our shareholders might otherwise deem to be in their best interests. The factors that may discourage takeover attempts or make them more difficult include:

•

Articles of Incorporation and Bylaws: Our Articles of Incorporation and Bylaws permit our Board of Directors to issue up to 10,000,000 shares of common stock, and to authorize from among such shares, one or more classes or series, with the rights, preferences and limitations as they may designate, including the right to approve an acquisition or other change in our control; provide that the authorized number of directors may be increased by resolution of the Board of Directors between regular meetings of shareholders; provide that all vacancies other than those resulting from a newly created directorship, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum; require that any action to be taken by our stockholders by written action be unanimous; and do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose).

•

Minnesota Business Corporation Act: Certain provisions of the Minnesota Business Corporation Act could discourage business combinations and acquisitions of controlling blocks of our shares. These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

•

Issuance of Warrants: We have issued warrants to purchase common stock to certain lenders that will require us, in the event of a reorganization, reclassification, merger, consolidation, or sale of substantially all of the assets of the Company, to ensure these persons are able to receive the kind and amount of securities or assets upon exercise that they would have been entitled to receive if they exercised immediately prior to the transaction. These payments may have the effect of increasing the costs of acquiring Electromed, thereby discouraging future takeover attempts.

•

Employment Agreements: We have employment agreements with each of our executive officers which will remain in effect following the offering and contain severance provisions that are triggered if the executive resigns following a change in control of the Company or is terminated without cause. These agreements may have the effect of increasing the costs of acquiring Electromed, thereby discouraging future takeover attempts.

•

For a more detailed description of the potential anti-takeover effect of provisions in our governing documents and the Minnesota Business Corporation Act, please see “Description of Capital Stock — Anti-Takeover Provisions.”

You will experience immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering.

          If you purchase shares of our common stock in this offering, you will experience immediate dilution of $          per share (assuming an offering price of $          per share), because the price that you pay will be substantially greater than the adjusted net tangible book value per share of common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the price of the shares being sold in this offering when they purchased their shares of our capital stock. In addition, if outstanding warrants to purchase our common stock are exercised, you will experience additional dilution. See “Dilution.”

We can issue shares of preferred stock without shareholder approval, which could adversely affect the rights of common shareholders.

          Our Articles of Incorporation permit us to establish the rights, privileges, preferences and restrictions, including voting rights, of future series of stock and to issue such stock without approval from our shareholders. The rights of holders of our common stock may suffer as a result of the rights granted to holders of preferred stock that may be issued in the future. In addition, we could issue preferred stock to prevent a change in control of our company, depriving common shareholders of an opportunity to sell their stock at a price in excess of the prevailing market price.

As a result of our becoming a public company, we will become subject to additional reporting and corporate governance requirements that will require additional management time, resources and expense.

          Since our inception in 1992, we have operated our business as a private company. In connection with this offering, we will become obligated to file with the U.S. Securities and Exchange Commission annual and quarterly information and other reports that are specified in the U.S. Securities Exchange Act of 1934. We will also become subject to other reporting and corporate governance requirements, including requirements of the Nasdaq Capital Market and the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder, all of which will impose significant compliance and reporting obligations upon us. In particular, we will be required to do the following:

•	create or expand the roles and duties of our Board of Directors, our Board committees and management;

•	institute a more comprehensive compliance function;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•

evaluate, test and implement internal controls over financial reporting to enable management to report on, and our independent registered public accounting firm to make any required attestations to, such internal controls as required by Section 404 of the Sarbanes-Oxley Act;

•	involve to a greater degree outside counsel and accountants in the activities listed above; and

•	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading.

          Complying with these rules and regulations may significantly increase our legal, accounting, reporting, compliance and other expenses, make some activities more time-consuming and costly, and divert our management’s attention away from the operation of our businesses. We also expect these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, we may experience more difficulty attracting and retaining qualified individuals to serve on our Board of Directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur as a result of these requirements or the timing of such costs. Furthermore, our current management does not have prior experience in running a public company. The costs of becoming public and the diversion of management’s time and attention may have a material adverse effect on our business, financial condition and results of operations.

          Additionally, we may not be successful in complying with these obligations. Failure to comply with the additional reporting and corporate governance requirements could lead to fines imposed on us, suspension or delisting from the Nasdaq Capital Market, deregistration under the Exchange Act and, in the most egregious cases, criminal sanctions could be imposed.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

          As a newly public reporting company, we are in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Our management will be required to report on our internal controls over financial reporting under Section 404 commencing in fiscal year 2011. If we fail to achieve and maintain the adequacy of our internal controls, we would not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404.

          In connection with its audit of our financial statements for the years ended June 30, 2009 and 2008, our independent registered public accounting firm identified a material weakness in our internal controls over financial reporting. The material weakness resulted from certain issues surrounding the monitoring of accounting recognition matters and the accounting for revenue recognition, share-based transactions and income taxes, among certain other items that resulted in significant adjustments to our financial statements. The issues that resulted from these weaknesses were properly addressed before the completion of our consolidated financial statements. Our board of directors and management have developed a plan to address this material weakness, which involves adding financial personnel with training and experience in accounting and financial reporting, and relying more heavily on outside accounting consultants. We have added a senior staff accountant and intend to implement additional remedial measures.

          We cannot provide assurance that the measures we have taken to date or any future measures will adequately remediate the material weakness identified by our independent registered public accounting firm. In addition, we cannot be certain that additional material weaknesses in our internal controls will not be discovered in the future. Any failure to remediate the material weakness identified above, or to implement improved controls, or difficulties encountered in the implementation of controls, could affect our ability to comply with Section 404. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal control over financial reporting (if required), we may be unable to report our financial results accurately or in a timely manner and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations.

We do not intend to declare dividends on our stock after this offering.

          We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be at the discretion of our Board of Directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our Board of Directors. Therefore, you should not expect to receive dividend income from shares of our common stock.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements that involve risks and uncertainties. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These forward-looking statements include, among others, statements related to our intended use of proceeds from this offering, our business and growth strategy, our business strengths and competitive advantages, our intent to increase international sales and distribution, our expectation that our products will be prescribed for an increasing number of conditions, our plan to continue to increase investment in research and development, our intent to continue improvement of our product offerings through innovation, our intent to add sales staff and other employees, our belief that we will continue to expand our intellectual property portfolio, and our anticipated revenues , expenses, and capital requirements. These statements involve known and unknown risks, uncertainties and other factors that may cause our results or our industry’s actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management’s beliefs and assumptions, which in turn are based on currently available information.

          Important factors that could cause the foregoing forward-looking statements to differ from management’s current expectations include, but are not limited to:

•	our dependence on sales of the SmartVest System and ancillary products;

•	our ability to educate physicians and patients about the advantages of our products;

•	the competitive nature of our market;

•	the risks associated with expansion into international markets;

•	changes to Medicare, Medicaid, or private insurance reimbursement policies;

•	changes to health care laws;

•	changes affecting the medical device industry;

•	our need to maintain regulatory compliance and to gain future regulatory approvals and clearances;

•	our ability to protect our intellectual property;

•	the outcome of current and future litigation;

•	general economic and business conditions; and

•	the other risks described under “Risk Factors” in this prospectus.

          You should read these risk factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. We cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. You should read this prospectus completely. Other than as required by law, we undertake no obligation to update these forward-looking statements, even though our situation may change in the future.

USE OF PROCEEDS

          We estimate that the net proceeds from our sale of shares of common stock in this offering will be approximately $     million, or approximately $     million if the underwriter exercises its over-allotment option in full. This estimate is based upon an assumed initial public offering price of $     per share, the mid-point of our filing range, less estimated underwriting discounts and commissions and offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $     per share would increase or decrease, respectively, the net proceeds to us from this offering by $     million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

           The principal reasons for the offering are to provide our shareholders liquidity in the public equity market and to raise cash to support our growth plan. We intend to use the proceeds from this offering to add employees to our Reimbursement, Patient Services and Administrative Departments; add members to our sales force and further develop our focus on institutional sales; continue our research and development efforts ; and for general corporate purposes, including to finance equipment purchases and other capital expenditures in the ordinary course of business and to satisfy working capital needs.

          We may also use a portion of our net proceeds from this offering to reduce existing indebtedness under our credit facility with U.S. Bank, National Association (“U.S. Bank”), which we entered into in December 2009 for the purpose of refinancing existing indebtedness and for general corporate purposes. As of March 31, 2010, we had total outstanding debt of approximately $ 3,666,000 under the U.S. Bank credit facility, consisting of the following: approximately $1,268,000 principal balance under a revolving line of credit that bears interest at a rate of LIBOR plus 2.75% and is scheduled to mature on November 30, 2010, if not renewed; approximately $ 894,000 principal balance under a term loan that bears interest at a rate of 4.28% and is scheduled to mature on December 9, 2012; and approximately $ 1,504,000 principal balance under a term loan that bears interest at a rate of 5.79% and is scheduled to mature on December 9, 2014.

           The expected use of net proceeds from this offering represents our current intentions based upon our present plans and business conditions; however, there may be circumstances where a reallocation of funds is necessary. The amount and timing of our actual expenditures depend on numerous contingencies, including the progress of our research and development activities, regulatory or competitive developments, and strategic opportunities. Proceeds will be used in management’s discretion. We reserve the right to modify the use of proceeds for other purposes in the event of changes in our business plan. Pending the uses described above, we intend to invest the net proceeds of this offering in short- to medium-term, investment-grade, interest-bearing securities.

DIVIDEND POLICY

          We have not historically paid any dividends on our common stock. Following the completion of this offering, we intend to retain our future earnings, if any, to finance the expansion and growth of our business. We do not expect to pay cash dividends on our common stock in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, outstanding indebtedness and plans for expansion and restrictions imposed by lenders, if any. Currently, the agreement governing our credit facility restricts our ability to pay cash dividends.

CAPITALIZATION

          The following table sets forth our capitalization as of March 31, 2010

•	on an actual basis; and

•

on a pro forma basis to reflect the sale of      shares of common stock in this offering at an assumed initial public offering price of $(the mid-point of the initial public offering price range), after deducting estimated underwriting discounts and commissions and offering expenses and the application of the net proceeds from our sale of common stock in this offering.

          You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of March 31, 2010 (Unaudited)
	Actual	Pro Forma(1)
	(dollars in thousands)
Cash and cash equivalents	$535	$
Current maturities of long-term debt	$420		$—
Revolving line of credit	$1,268		$—
Long-term debt, less current maturities	$2,089	$
Electromed, Inc. stockholders’ equity:
Common stock, $0.01 par value, 10,000,000 shares authorized, 6,082,885 shares issued and outstanding, actual; shares authorized, issued and outstanding, pro forma	$61	$
Additional paid-in capital	6,303
Retained earnings	727
Common stock subscriptions receivable for shares outstanding	(82)

Total stockholders’ equity	$7,009	$

(1)

A $1.00 increase or decrease in the assumed initial public offering price would result in an approximately $     million increase or decrease, respectively, in pro forma additional paid-in capital, pro forma total stockholders’ equity and pro forma total capitalization, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

          The information set forth in the table excludes 589,567 shares of common stock issuable upon exercise of outstanding warrants with a weighted-average exercise price of $ 3.28 per share.

DILUTION

          If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the adjusted net tangible book value per share of our common stock immediately after completion of this offering. Our net tangible book value as of March 31, 2010, was $      , or $      per share of common stock. Net tangible book value per share is equal to our total tangible assets (total assets less intangible assets) less our total liabilities divided by the number of shares of common stock outstanding.

          After giving effect to our sale of shares at an assumed initial public offering price of $      per share (the mid-point of the initial public offering price range), deducting estimated underwriting discounts and commissions and offering expenses, and applying the net proceeds from this sale, the pro forma as adjusted net tangible book value of our common stock, as of, would have been approximately $          , or $      per share. This amount represents an immediate increase in net tangible book value to our existing shareholders of $ per share and an immediate dilution to new investors of $      per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Net tangible book value per share as of , before giving effect to this offering	$
Increase per share attributable to new investors	$
Pro forma net tangible book value per share after this offering
Dilution per share to new investors in this offering	$

          A $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease, respectively, our pro forma net tangible book value by $      million, the pro forma net tangible book value per share by $      per share and the dilution per share to investors in this offering by $      per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriter exercises its over-allotment option in full, there will be an increase in pro forma net tangible book value to existing shareholders of $      per share and an immediate dilution in pro forma net tangible book value to new investors of $      per share.

          The following table summarizes, as of           , on a pro forma basis, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing shareholders and by new investors, based upon an assumed initial public offering price of $      per share (the mid-point of the initial public offering price range) and before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total		100%		$	100%

          A $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

          The discussion and tables above assume no exercise of outstanding warrants to purchase common stock. As of March 31, 2010, there were 589,567 shares of common stock issuable upon the exercise of outstanding warrants having a weighted average exercise price of $ 3.28 per share. To the extent such warrants are exercised, there may be further dilution to investors purchasing common stock in this offering. In addition, the discussion and tables above exclude the impact of               shares of common stock (or                shares, if the overallotment option is exercised in full) issuable upon exercise of warrants to be issued to the underwriter in connection with this offering that will remain outstanding after this offering at an exercise price equal to 120% of the initial public offering price. Because the exercise price for such warrants will be greater than the initial public offering price, the exercise of such warrants would not result in any additional dilution to new investors in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the accompanying notes included elsewhere in this prospectus. The forward-looking statements include statements that reflect management’s beliefs, plans, objectives, goals, expectations, anticipations and intentions with respect to our future development plans, capital resources and requirements, results of operations, and future business performance. Our actual results could differ materially from those anticipated in the forward-looking statements included in this discussion as a result of certain factors, including, but not limited to, those discussed in “Risk Factors” and “Information Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Overview

          Electromed, Inc. was incorporated in 1992. We are engaged in the business of providing innovative airway clearance products applying High Frequency Chest Wall Oscillation (“HFCWO”) technologies in pulmonary care for patients of all ages.

          We manufacture, market and sell products that provide HFCWO, including the SmartVest® Airway Clearance System (“SmartVest System”) and related products, to patients with compromised pulmonary function. Our products are sold for both the home health care market and the institutional market for use by patients in hospitals, which we refer to as “institutional sales.” For approximately ten years, we have marketed the SmartVest System and its predecessor products to patients suffering from cystic fibrosis, chronic obstructive pulmonary disease (“COPD”), bronchiectasis and repeated episodes of pneumonia. Additionally, we offer our products to a patient population that includes post-surgical and intensive care patients at risk of developing pneumonia, patients with end-stage neuromuscular disease, and ventilator-dependent patients. Our goal is to be a consistent innovator in providing HFCWO to patients with compromised pulmonary function.

          Because sale of the SmartVest System is by physician’s prescription only, we focus our marketing efforts on physicians as well as directly to patients. In addition to distributors overseas, we have established our own domestic sales force, nearly all of whom are respiratory therapists, who we believe are able to provide superior support and training to our customers. In addition, we have non-exclusive independent contractor arrangements with over 300 respiratory therapists and health care professionals who also provide education and training to our customers. Further, although the reimbursement process is subject to many contingencies, the SmartVest System is often eligible for reimbursement from major private insurance providers, HMOs, state Medicaid systems, and the federal Medicare system, which is an important consideration for patients considering an HFCWO course of therapy. We believe that our SmartVest System has created a solid foundation to support our entry into larger markets for airway clearance therapy.

          The SmartVest System may be reimbursed under the Medicare-assigned billing code for High Frequency Chest Wall Oscillation devices if the patient has cystic fibrosis, bronchiectasis (including chronic bronchitis or COPD that has resulted in a diagnosis of bronchiectasis), or any one of certain enumerated neuro-muscular diseases, and can demonstrate that another less expensive physical or mechanical treatment did not adequately mobilize retained secretions. The amount of reimbursement a provider or individual receives under Medicare and Medicaid is based on the Medicare Physician Fee Schedule values for the SmartVest System, which generally depend on the relative value units (“RVUs”) assigned to it, multiplied by a conversion factor. Many private payers also base their payment rates based on the RVUs adopted by Centers for Medicare and Medicaid Services. Private payers consider a variety of sources, including Medicare, as guidelines in setting their coverage policies and payment amounts.

          We have been generating revenue from the sale of our SmartVest System or its predecessor products since 2000 and have generated net income since the fiscal year ended June 30, 2006. For the fiscal year ended June 30, 2009, we generated revenue of approximately $12,999,000 and net income of approximately $1,333,000. Our sales growth rate for the first nine months of fiscal 2010 was approximately 12.3 % compared to the first nine months of fiscal 2009, and was 48.5% for the 2009 fiscal year compared to the 2008 fiscal year . Management believes the decrease in the rate of sales growth during the first nine months of fiscal 2010 reflected the impact of certain events which restricted management’s available time to recruit additional sales representatives and distributors. Management was focused on resolving a 60-day suspension in all of its Medicare reimbursement s , which was favorably resolved on December 4 , 2009, and securing a new bank financing facility. In addition, the discovery process of a trademark lawsuit initiated by a competitor required a significant amount of management’s attention as we were required to produce a large number of discovery documents.

Critical Accounting Policies and Estimates

          During the preparation of our consolidated financial statements, we are required to make estimates, assumptions and judgments that affect reported amounts. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. We update these estimates, assumptions and judgments as appropriate, which in most cases is at least quarterly. We use our technical accounting knowledge, cumulative business experience, judgment and other factors in the selection and application of our accounting policies. While we believe the estimates, assumptions and judgments we use in preparing our consolidated financial statements are appropriate, they are subject to factors and uncertainties regarding their outcome and therefore, actual results may materially differ from these estimates. We believe the following are our primary critical accounting policies and estimates:

Revenue Recognition and Allowance for Doubtful Accounts

           Revenues from direct patient sales are recorded at the amount to be received from patients under their arrangements with third-party payers, including private insurers, prepaid health plans, Medicare and Medicaid. In addition, we record an estimate for selling price adjustments which often arise from changes in a patient’s insurance coverage, changes in a patient’s state of domicile, insurance company coverage limitations or patient death. We periodically review originally billed amounts and our collection history and make changes to the estimation process by considering any changes in recent collection or sales allowance experience, but have not made material adjustments to previously recorded revenues and receivables.

           Other than the installment sales as discussed below, we expect to receive payment on the vast majority of accounts receivables within one year and therefore classify all receivables as current assets. However, in some instances, payment for direct patient sales can be delayed or interrupted resulting in a small portion of collections occurring later than one year. In the event receivables are expected to be paid over longer intervals than one year, we recognize revenue under the installment method.

           Certain third-party reimbursement agencies pay us on a monthly installment basis, which can span from 18 to 60 months in the cases of Wisconsin, New York and Texas Medicaid, which constitute the majority of our installment method sales. Due to the length of time over which reimbursement is received, we believe that the inherent uncertainty of collection due to external factors noted above precludes us from making a reasonable estimate of revenue at the time the product is shipped. In certain circumstances, the patient must periodically attest that the unit continues to be utilized as a prerequisite to continued reimbursement coverage. Therefore, we believe the installment method is appropriate for these sales. If the third party reimbursement agency discontinues payment and we determine no further payments will be made from the patient, the carrying value of the account receivable is written off as a period adjustment against the previously recognized sales. Under the installment method, we do not record accounts receivable or revenue at the time of product shipment. We defer and amortize the costs associated with the sale and, as each installment is received, that amount is recognized as revenue. Deferred costs associated with the sale are amortized to cost of revenue ratably over the estimated period in which collections are scheduled to occur.

           Accounts receivable are also net of an allowance for doubtful accounts, which are accounts from which payment is not expected to be received although product was provided and revenue was earned. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition and credit history. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received.

Valuation of Long-lived and Intangible Assets

          Long-lived assets, such as property and equipment and finite-life intangible assets are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. In evaluating recoverability, the following factors, among others, are considered: a significant change in the circumstances used to determine the amortization period, an adverse change in legal factors or in the business climate, a transition to a new product or service strategy, a significant change in customer base, and a realization of failed marketing efforts. The recoverability of an asset is measured by a comparison of the unamortized balance of the asset to future undiscounted cash flows. If we believe the unamortized balance is unrecoverable, we would recognize an impairment charge necessary to reduce the unamortized balance to the estimated fair value of the asset. The amount of such impairment would be charged to operations at the time of determination.

          Property and equipment are stated at cost less accumulated depreciation. We use the straight-line method for depreciating property and equipment over their estimated useful lives, which range from 3 to 39 years. Our finite-life intangibles consist of patents and trademarks and their carrying costs include the original cost of obtaining the patents, periodic renewal fees, and other costs associated with maintaining and defending patent and trademark rights. Patents and trademarks are amortized over their estimated useful lives, generally 15 and 12 years using the straight-line method. During the nine -month period ended March 31, 2010 we incurred legal defense costs associated with a trademark infringement lawsuit filed against us (see Note 9 to the consolidated financial statements included in this prospectus). Such legal defense costs are being capitalized and amortized over the remaining useful life of the trademark. In the event we are unsuccessful in defending our trademark, such capitalized legal defense costs of approximately $647,000 as of March 31, 2010 will be immediately expensed. We expect future amortization expense to increase as we incur additional costs associated with our patents and trademarks, including the trademark defense costs.

Allowance for Excess and Slow-moving Inventory

          An allowance for potentially slow-moving or excess inventories is made based on our analysis of inventory levels on hand and comparing it to expected future production requirements, sales forecasts and current estimated market values.

Income Taxes

          We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We provide a valuation allowance for deferred tax assets if we determine, based on the weight of available evidence, that it is more likely than not that some or all of the deferred tax assets will not be realized. During the year ended June 30, 2008, we eliminated the $526,000 valuation allowance that had been established in previous periods as we began to recognize sufficient amounts of taxable income in which to fully utilize our deferred tax assets.

Warranty Reserve

          We provide a lifetime warranty on products sold to patients in the United States and Canada and a three-year warranty on all sales outside of the United States and Canada . We estimate, based upon a review of historical warranty claim experience, the costs that may be incurred under our warranty policies and record a liability in the amount of such estimate at the time a product is sold. The warranty cost is based upon future product performance and durability, and is estimated largely based upon historical experience. We estimate the average useful life of our products to be approximately five years. Factors that affect our warranty liability include the number of units sold, historical and anticipated rates of warranty claims, the product useful life, and cost per claim. At our discretion, based upon the cost to either repair or replace a product, we have occasionally replaced such products covered under warranty with a new model. We periodically assess the adequacy of our recorded warranty liability and make adjustments to the accrual as claim data and historical experience warrant.

Share-Based Compensation

          Share-based payment awards consist of warrants issued to employees for services, and to nonemployees in lieu of cash payment for products or services. Expense is estimated using the Black-Scholes pricing model at the date of grant and the portion of the award that is ultimately expected to vest is recognized on a straight-line basis over the requisite service or vesting period of the award. In determining the fair value of our share-based payment awards, we make various assumptions when using the Black-Scholes pricing model including expected risk free interest rate, stock price volatility, life and forfeitures.

Results of Operations

Nine Months Ended March 31, 2010 Compared to Nine Months Ended March 31, 2009

Revenues

          Revenue results for the nine month periods are summarized in the table below (dollar amounts in thousands).

	Nine Months Ended March 31,		Increase (Decrease)
	2010	2009
Total Revenue	$ 10,680	$ 9,510	$ 1,170	12.3%

Home Care Revenue	$ 9,708	$ 8,631	$ 1,077	12.5%

International Revenue	$ 542	$ 516	$ 26	5.0%

Government/Institutional Revenue	$ 430	$ 363	$ 67	18.5%

          Home Care Revenue. Home care revenue increased primarily from an increase in the number of SmartVest Systems sold. The change in sales price of units sold had a nominal impact on revenue increases. We attribute this increase in revenue primarily to an increase in productivity by our existing sales staff as they continued to expand and strengthen their relationships with our customers. Our sales force also increased by approximately 21% during the first nine months of fiscal 2010 over the same period in 2009, which facilitated increased sales through deeper penetration of the market.

          International Revenue. International revenue increased by 5.0 % as we continued our efforts to penetrate international markets.

          Government/Institutional Revenue. Government/institutional revenue increased by $67,000 to approximately $430,000 in the nine months ended March 31, 2010, compared to approximately $363,000 in the comparable period in 2009 reflecting increased sales to hospital group purchasing organizations resulting from targeted sales and marketing efforts, including dedicating certain of our sales personnel to these markets.

Gross Profit

          Gross profit for the first nine months of fiscal 2010 increased to approximately $ 7,835,000, or 73% of net revenues, compared to approximately $ 7,074,000, or 74% of net revenues, for the same period of fiscal 2009, which primarily resulted from the increase in sales volume.

Operating expenses

          Selling, general and administrative expenses. Our selling, general and administrative expenses rose by 22%, or approximately $ 1,050,000, to approximately $ 5,875,000 in the nine months ended March 31, 2010, compared to approximately $ 4,825,000 in the same period in the prior year. Outsourced sales and marketing expenses increased by $ 250,000 due to increased utilization of a third-party marketing organization and an independent contractor used to procure group purchasing contracts from hospitals and other institutions. Travel and meals and entertainment rose by $140,000 reflecting increased activity from a larger sales force. Payroll and health insurance increased by $484,000 and $111,000, reflecting an increase in the number of sales and support staff , non-cash compensation from warrants vesting during the period, and increased bonus expense recognized as a result of higher sales levels.

          Research and development expenses. Our research and development expenses increased by 82%, or approximately $ 200,000 , to approximately $ 445,000 in the first nine months of fiscal 2010 as compared to approximately $ 245,000 in the same period in fiscal 2009. The increase was related to a new research project undertaken during fiscal 2010, the purpose of which is to further enhance the quality and depth of our product line. As a result of our expected investments in enhancing the SmartVest System, we expect research and development expense to increase to approximately 5% of revenue in the future.

Interest expense

          Interest expense decreased to approximately $ 165,000 in the first nine months of fiscal 2010, compared to approximately $ 195,000 in the same period in fiscal 2009. The decrease was due to lower average debt.

Income tax expense

          Income tax expense decreased $ 168,000 to $ 487,000 compared to $ 655,000 in the same period in fiscal 2009. The decrease was primarily the result of a decrease in net income before income taxes. The effective tax rate for both periods in fiscal 2010 and 2009 was 36.5%.

Fiscal Year Ended June 30, 2009 Compared to Fiscal Year Ended June 30, 2008

Revenue

          Revenue results for the twelve month periods are summarized in the table below (dollar amounts in thousands).

	Twelve Months Ended June 30,		Increase (Decrease)
	2009	2008
Total Revenue	$12,999	$8,752	$4,247	48.5%

Home Care Revenue	$11,651	$7,885	$3,766	47.8%

International Revenue	$ 919	$ 727	$ 192	26.4%

Government/Institutional Revenue	$ 429	$ 140	$ 289	206.4%

          Home Care Revenue. Our revenue increase in fiscal 2009 was a direct result of an increase in the number of SmartVest Systems sold. The change in sales price of units sold had a nominal impact on revenue increases. Contributing to the increase in revenue were increases in productivity from our sales staff as they continued to expand and strengthen their relationships with our customers. Our total physician referrals in fiscal 2009 increased by approximately 60% over fiscal 2008. Approximately 41 percentage points of the increase was due to an approximately 62% increase in physician referrals for patients with bronchiectasis, resulting primarily from increased marketing efforts directed toward pulmonary physicians. Approximately 17 percentage points of the increase was due to an approximately 294% increase in physician referrals for patients with neuro-muscular diseases, resulting from an expansion of Medicare coverage for HFCWO therapy in October 2008.

          International Revenue. International revenue increased by 26.4% in fiscal 2009, primarily due to our existing distributors achieving higher sales volumes during that period.

          Government/Institutional Revenue. Government revenue increased to approximately $116,000 in fiscal 2009, compared to approximately $45,000 in fiscal 2008, reflecting the existence of a new Veterans Administration contract for the full year of fiscal 2009, compared to four months in fiscal 2008. Institutional revenue rose by approximately $218,000 to approximately $313,000. Instrumental to this increase was the introduction of our SmartVest Wrap in March of 2008.

Revenue from the SmartVest Wrap increased to approximately $90,000 in fiscal 2009, compared to approximately $14,000 in fiscal 2008. In addition to the increase in revenue, we believe the SmartVest Wrap, along with our Single Patient Use Vest, provide synergies with our home care SmartVest System, because they introduce the hospital patient to our product line.

Gross Profit

          Gross profit increased to $9,659,000, or 74% of net revenues, for the fiscal year ended June 30, 2009, from approximately $6,605,000, or 75% of net revenues, for the fiscal year ended June 30, 2008. The increase in gross profit resulted primarily from increased net revenue.

Operating expenses

          Selling, general and administrative expenses. Selling, general and administrative expenses for the fiscal year ended June 30, 2009 were approximately $6,845,000, compared to $6,000,000 for the same period in the prior year. The primary reason for the increase was the addition of 15 additional sales and support staff employees and other resources necessary to service the increased sales activity. Payroll and compensation related expenses increased by 38%, or $858,000, to $3,126,000 in fiscal 2009, compared to $2,268,000 in fiscal 2008. Commissions expense to outside representatives decreased by $949,000 in fiscal 2009, to $206,000, compared to $1,155,000 in fiscal 2008, due to the expiration and non-renewal of a contract with an outside sales representative organization. Advertising, marketing and trade show costs for the fiscal year ended June 30, 2009 increased to $642,000 from $454,000 in fiscal 2008, which increase primarily resulted from more trade shows attended and increased advertising. Selling expenses related to travel and entertainment and patient training increased by approximately $139,000 and $115,000, respectively, over fiscal 2008, because of increased sales activity. General office expenses and health insurance premiums increased by approximately $135,000 and $102,000, respectively, over fiscal 2008, due primarily to more employees and costs needed to service the higher volume of revenue. We recognized $153,000 of stock-based compensation expense for the fiscal year ended June 30, 2009 compared to $68,000 for the fiscal year ended June 30, 2008.

          Research and development expenses. Research and development expenses were approximately $358,000 and $271,000 for the fiscal years ended June 30, 2009 and 2008, respectively. The increase was related to a new research project in fiscal 2009, which has continued into fiscal 2010, the purpose of which is to further enhance the quality and depth of our product line. As a result of our continued investments in enhancing the SmartVest System, we expect research and development expense to increase to approximately 5% of revenue in the future.

Interest expense

          Interest expense decreased to approximately $270,000 in fiscal 2009, compared to $477,000 in fiscal 2008. The decrease was primarily due to a decrease in average debt outstanding due to payments on term loans and the elimination of our convertible debt through a combination of partially refinancing with a new term loan and converting approximately $1,165,000 to equity.

Income tax expense

          Income tax expense was approximately $830,000 in fiscal 2009, compared to an income tax benefit of $427,000 in the 2008 fiscal year. During the fiscal year ended June 30, 2008, as a result of achieving a level of sustained profitability, we eliminated the valuation allowance on our deferred tax assets that had been established in previous periods. As a result of eliminating the valuation allowance, we recorded an income tax benefit in fiscal 2008. In fiscal 2009, our income tax expense was the result of increased profitability and resulted in an effective income tax rate of approximately 38%.

Liquidity and Capital Resources

Sources of Liquidity

          Our primary sources of future liquidity are existing cash, including anticipated proceeds of this offering to the extent such proceeds are not used to repay indebtedness, cash flow from operations and available borrowings under our line of credit. We expect that ongoing requirements for debt service and capital expenditures will be funded from these sources, including the anticipated proceeds of this offering. See “Use of Proceeds” for a more detailed description of our plans for the use of the proceeds from this offering.

          We currently have a credit facility with U.S. Bank, National Association (“U.S. Bank”) that provides for a $3,500,000 revolving line of credit and $2,520,000 in term debt. A $1,520,000 term loan bears interest at 5.79% (“Term Loan A”). The remaining $1,000,000 term loan bears interest at 4.28% (“Term Loan B”). The operating line of credit has an interest rate of LIBOR plus 2.75%. The amount eligible for borrowing on our line of credit is limited to 60 percent of eligible accounts receivable less the outstanding balance on our Term Loan B. The operating line of credit requires monthly payments of interest due and has a maturity date of November 30, 2010, which we expect will be renewed. Term Loan A requires monthly payments of principal and interest of approximately $10,700 and has a maturity date of December 9, 2014. Term Loan B requires monthly payments of principal and interest of approximately $29,600 and has a maturity date of December 9, 2012. Our obligations under the U.S. Bank credit facility are secured by substantially all of our assets and guaranteed by our wholly-owned subsidiary, Electromed Financial, LLC. As of March 31, 2010, we had $1,268,000 outstanding on the operating line of credit and $ 2,398,000 outstanding on the term debt for a total outstanding under the U.S. Bank credit facility of $ 3,666,000. As of March 31, 2010, we had net unused availability of $1,542,000 under our line of credit. The agreement governing the credit facility contains certain covenants that restrict our ability to, among other things, incur indebtedness or liens, change Chief Executive Officer or Chief Financial Officer, merge or consolidate with any person, or sell, lease, assign, transfer or otherwise dispose of any assets other than in the ordinary course of business. The agreement also contains financial covenants that require maintenance of certain fixed charge and cash flow leverage ratios. As of March 31, 2010, our most recent measurement date, we were in compliance with the restrictive covenants contained in the U.S. Bank credit facility.

Adequacy of Capital Resources

          Our primary uses of cash have been to fund the purchase of components for use in our products, meet debt service requirements, purchase equipment and fund operating activities and working capital. The primary factors affecting our ability to generate cash and to meet existing, known or reasonably likely cash requirements are any future need for capital equipment, cash for legal fees associated with the defense of our trademark, possible cash payments as required under our employment agreements with certain of our officers, and our operating performance as impacted by general economic conditions and financial, competitive, industry and other factors as identified in the “Risk Factors” section of this prospectus.

          For fiscal 2009 and fiscal 2008, we spent approximately $649,000 and $566,000 on property and equipment, respectively. We expect our equipment expenditures for fiscal 2010 to be lower than in fiscal 2009. The actual amount of our fiscal 2010 equipment expenditures will depend upon factors such as general economic conditions, growth prospects for our industry and our competitive factors. We currently expect to finance equipment purchases with borrowings under our credit facility, the anticipated proceeds of this offering and cash flow from operations. We may need to incur additional debt if we have an unforeseen need for additional capital equipment or if our operating performance does not generate adequate cash flow.

          For the nine months ended March 31, 2010, we incurred and capitalized approximately $ 647,000 of legal defense costs associated with our trademark lawsuit. For additional information, see “Business—Legal Proceedings.” Although we cannot predict the ultimate costs or outcome of this lawsuit, we anticipate such costs for the remainder of fiscal 2010 and the first quarter of fiscal 2011 to continue at a level that is similar to that experienced during the first nine months of fiscal 2010.

          In connection with the employment agreements we entered into with our Chief Executive Officer and Chief Financial Officer on January 1, 2010, we may be required to make cash payments to these officers if they resign following a change in control or are terminated at any time without cause. With respect to a resignation upon a change in control, the amount of the severance payment would be equal to two times the annual base salary then in effect. With respect to a termination without cause, the amount of the severance payment would be equal to the base salary of the executive then in effect. In each instance, the executive would also be entitled to a pro rata portion of any earned but unpaid incentive compensation at the time of termination, the severance would be payable in a lump sum within 60 days of the separation event, and the executive would, in order to receive the severance and continued benefits, be required to sign a release of claims against us, return all property owned by Electromed and agree not to disparage us. See “Executive Compensation.”

          Based on our current operational performance, we believe our cash flow from operations, available cash and available borrowings under the existing credit facility will adequately provide our liquidity needs for, at a minimum, the next twelve months. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available under the U.S. Bank credit facility in amounts sufficient to support our long-term growth objectives, as our ability to do so will be impacted by general economic conditions and financial, competitive, industry and other factors, some of which are beyond our immediate control. If we are unable to generate sufficient cash flow from operations, obtain sufficient future borrowings or obtain the anticipated proceeds of this offering to finance long-term product development, sales, and other goals, we may be required to seek one or more alternatives such as refinancing or restructuring our indebtedness, selling material assets or operations or seeking to raise additional debt or equity capital. We cannot assure you that we will be able to succeed with any of these alternatives on commercially reasonable terms, if at all. In addition, if we pursue strategic acquisitions or new product development, we may require additional equity or debt financing in connection therewith, and we cannot assure you that we will succeed in obtaining this financing on favorable terms or at all. If we incur additional indebtedness for any reason, this may place increased demands on our cash flow from operations to service the resulting increased debt. Our existing credit agreement contains covenants that may restrict our ability to adopt any of these alternatives. As of March 31, 2010, our most recent measurement date, we were in compliance with all covenants contained within our credit agreement. However, any non-compliance by us with the terms of our credit agreement could result in an event of default which, if not cured, could result in the acceleration of our debt.

Cash Flows

          Cash Flows from Operating Activities

          For the nine months ended March 31, 2010, our net cash provided by operating activities was approximately $ 1,093,000. Cash flows provided by operations were primarily a result of net income and an increase in accounts payable and accrued liabilities of approximately $629,000, offset by approximately $ 554,000, $75,000 and $ 67,000 increases in accounts receivable, inventories and other current assets, respectively. For the nine months ended March 31, 2009, net cash used by operating activities was approximately $ 1,079,000. Cash flows used by operations were primarily a result of an increase in accounts receivable of approximately $ 1,968,000 and a decrease in accounts payable and accrued liabilities of approximately $ 636,000. The large increase in accounts receivable was due to the increase in sales of approximately 12% during the nine months ended March 31, 2010.

          For the fiscal year ended June 30, 2009, our net cash used by operating activities was approximately $1,158,000. Our cash flows used by operations were primarily the result of a decrease in accounts payable and accrued liabilities of approximately $571,000 and an increase in accounts receivable of approximately $2,419,000, driven by the increase in sales and timing differences associated with collection of those sales, offset by net income adjusted for noncash expenses. For the fiscal year ended June 30, 2008, operating activities provided net cash flow of $243,000. Cash flows from operations in that fiscal year were primarily the result of temporary increases in accounts payable and accrued liabilities of approximately $813,000, partially offset by an increase in accounts receivable of approximately $630,000.

          Cash Flows from Investing Activities

          For the nine months ended March 31, 2010 and 2009, cash used in investing activities was $ 1,229,000 and $ 667,000, respectively. During the nine months ended March 31, 2010, we paid approximately $ 509,000 in costs related to defending our SmartVest trademark and $329,000 of deferred costs associated with our public stock offering . During the nine months ended March 31, 2009, cash used in investing activities related primarily to the purchase of fixtures and equipment for our new manufacturing building.

          For the fiscal year ended June 30, 2009, cash used for investing activities was $712,000. Cash of approximately $649,000 was used for expanding and equipping our new manufacturing building and approximately $62,000 was used for payment of patent costs. For the fiscal year ended June 30, 2008, cash used for investing activities was $646,000. Cash of approximately $566,000 was used for expanding and equipping our new manufacturing building. Payments for capitalized patent registration fees totaled approximately $46,000 and we paid deferred financing fees of $34,000.

Cash Flows From Financing Activities

          For the nine months ended March 31, 2010, cash provided by financing activities was approximately $ 308,000. Short- and long-term borrowings during the period, which includes borrowings under our U.S. Bank credit facility, were approximately $3,788,000. The proceeds from the U.S. Bank credit facility were primarily used to pay off the principal balance of existing debt. Proceeds from the issuance of common stock were approximately $73,000. Offsetting the cash provided by financing activities were principal payments on long-term debt of approximately $3,544,000.

          For the nine months ended March 31, 2009, cash provided by financing activities was approximately $ 894,000. Proceeds from the sale of common stock and warrant exercises were approximately $ 364,000 and long-term borrowings during the period were approximately $1,027,000. Offsetting the cash provided by financing activities were principal payments on long-term debt of approximately $ 543,000.

          For the fiscal year ended June 30, 2009, cash provided by financing activities was approximately $790,000. Cash provided by financing activities was primarily from long-term borrowings of approximately $1,027,000 and proceeds from the issuance of common stock of approximately $364,000. Partially offsetting the cash provided by financing activities were principal payments on long-term debt of $641,000.

          For the fiscal year ended June 30, 2008, cash provided by financing activities was approximately $877,000. Cash provided by financing activities was primarily from long-term borrowings of approximately $2,210,000 and proceeds from the issuance of common stock of approximately $689,000. Partially offsetting the cash provided by financing activities were principal payments on long-term debt of approximately $2,005,000.

Certain Information Concerning Off-Balance Sheet Arrangements

          We have no off-balance sheet arrangements.

New Accounting Pronouncements

          For recently issued accounting pronouncements, see Note 1 to the Consolidated Financial Statements included in this prospectus.

BUSINESS

Overview

Our Company

          Electromed, Inc. was founded by Mr. Robert Hansen and Mr. Craig Hansen and incorporated in Minnesota in 1992. We hold numerous patents, which cover our innovative means of administering High Frequency Chest Wall Oscillation, or HFCWO, airway clearance therapy. We believe our system provides improved ease of use, comfort and control at a cost that is comparable to current alternatives.

          Electromed has established itself as a leader in developing innovative airway clearance therapy products for use by patients with compromised pulmonary function. Our goal has been to make the HFCWO airway clearance treatments as comfortable and convenient as possible so our patients can more easily tolerate their regimen and be able to perform their treatments as readily as possible. We created and introduced a portable, programmable, and multi-positional airway clearance machine which employs HFCWO. For the past ten years, our primary product, the SmartVest® Airway Clearance System (“SmartVest System”), along with its predecessor product, the MedPulse Respiratory Vest System®, have been providing daily respiratory therapy to patients in the U.S.

          In order to maintain and expand our position in the market for airway clearance therapy products, we have assembled an experienced team of employees with expertise in health care, product development, manufacturing, marketing, sales, and financial management. For example, more than 30% of our employees are respiratory therapists. In addition, we engage over 300 respiratory therapists and health professionals on a non-exclusive independent contractor basis to educate and train customers on the SmartVest System. Our team also includes several consultants who advise us on quality assurance, product development, and financing, and who keep us apprised of industry developments and opportunities in Europe.

          We manufacture and sell products for use by chronically-ill patients who face health risks due to pneumonia and mucus accumulation in the lungs, particularly patients with cystic fibrosis, chronic obstructive pulmonary disease (“COPD”), bronchiectasis, and neuro-muscular disorders. The purpose of our primary product, the SmartVest System, is to loosen, mobilize, and release respiratory secretions from the lungs. Our products are primarily used in the home health care market, and we have recently begun to sell our products for use in hospitals, which we refer to as “institutional sales.”

          The SmartVest System features a programmable electro-mechanical pulse generator and a pneumatic therapy garment, which together provide safe, comfortable, and effective airway clearance therapy. We believe that the lightweight, portable design allows patients greater freedom to travel and enjoy activities of daily living, resulting in enhanced quality of life for patients using our SmartVest System. A broad range of vest sizes for children and adults allow for tailored fit and function. User-friendly controls allow children to administer their own daily therapy under adult supervision.

          For approximately ten years, we have marketed the SmartVest System and predecessor models to patients suffering with cystic fibrosis (“CF”). CF is a genetic disease in which normal mucus becomes thick and sticky, eventually restricting the function of the lungs, pancreas, and liver. Cystic fibrosis patients require daily respiratory therapy. This was traditionally provided by a respiratory therapist, parent or family member who must “clap” or pound on a patient’s chest and back to loosen secretions that build up in the respiratory tract. Severe build-up can result in lung infections, scarring and ultimately death due to the patient’s inability to absorb oxygen.

          HFCWO Therapy

          In 1985, the University of Minnesota School of Medicine developed a new airway clearance therapy to be applied to CF patients, known as High Frequency Chest Wall Oscillation. HFCWO clears secretions by mimicking the actions of a normal human cough. A vest is worn over the torso that repeatedly compresses and releases the chest at frequencies from 5 to 20 cycles per second. Each compression (or oscillation) produces pulsations within the lungs that shears secretions from the surfaces of the airways and propels them toward the mouth where they can be removed by normal coughing. Unlike traditional chest physio-therapy, which must be performed on the patient while he or she is placed in a series of often uncomfortable positions, HFCWO can be performed with the patient sitting upright.

          Studies show that HFCWO therapy is as effective an airway clearance method for patients who have cystic fibrosis or other forms of compromised pulmonary function as traditional chest physio-therapy administered by a respiratory therapist. However, HFCWO can be self-administered, relieving a caregiver of participation in the therapy, and eliminating the attendant cost of an in-home care provider. We believe the treatments are cost-effective primarily because they reduce a patient’s risk of respiratory infections and other secondary complications that are associated with impaired mucus transport. Secondary complications, such as pneumonia, may be serious and even life-threatening. According to information gathered by the U.S. Department of Health and Human Services in 2006, the average hospital cost attributable to a pneumonia patient was $22,597.

Market Overview

          Our SmartVest System is currently prescribed to patients who suffer from CF, COPD, bronchiectasis, neuro-muscular disorders, post-surgical complications, or other conditions involving excess secretion and impaired mucus transport. When we entered the market in 2000, we focused on providing our product to CF patients because we felt those individuals could greatly benefit from treatment from our HFCWO system and it was the indication most likely to qualify for reimbursement at that time. During our 2009 fiscal year, sales to CF patients comprised approximately 30% of our net revenue, although overlap in patient populations makes it difficult to attribute revenue to any particular condition with certainty. We expect that the CF patient population will remain an important customer population in the future. However, we believe that our greatest opportunities for growth are in emerging areas of application, such as COPD, bronchiectasis, neuro-muscular disorders, and acute care. The combined patient population of addressable pulmonary conditions has been estimated in the millions. We also believe that international populations present a key market opportunity, as HFCWO is not yet a prevalent form of therapy outside of the U.S.

          We market our HFCWO products to a broad patient population. Points of contact are home health care use, hospitals, clinics, and pulmonary rehabilitation centers, both domestically and internationally. Our products are used by patients suffering from COPD and CF, post-surgical and intensive care patients at risk of developing pneumonia, patients with neuro-muscular disease, and ventilator-dependent patients. While HFCWO is a well-accepted treatment for bronchiectasis, neuromuscular conditions, and cystic fibrosis, its uses are not limited to such conditions. It may be prescribed by physicians for any patient the doctor believes may benefit from improved airway clearance therapy, such as spinal injuries, post-polio syndrome, and other conditions that affect a patient’s lung function.

Our Products

          We manufacture and sell products for both the home health care market and the institutional or hospital market. For patients with a chronic pulmonary condition, many hours per day may be dedicated to a variety of treatments. The SmartVest System provides effective airway clearance therapy in a comfortable and portable design which allows patients greater independence and speed of treatment. Building from a foundation of product quality, as well as our dedication to customer service, our goal is to be a consistent innovator in providing airway clearance therapy to patients with compromised pulmonary function.

          We provide our products to a patient population that includes not only CF and COPD patients, but also patients in post-surgical recovery, intensive care patients at risk of developing pneumonia, patients with neuro-muscular disease, and ventilator-dependent patients. Our products have been cleared for market by the FDA. All U.S. Durable Medical Equipment Medicare Administrative Contractors (“DME MACs”) have authorized payment through Medicare Part B for patients with cystic fibrosis, certain neuro-muscular conditions (including multiple sclerosis, amyotrophic lateral sclerosis, muscular dystrophy, and quadripelegia), and bronchiectasis, a condition characterized by the inability to clear secretions from the lungs, which may be caused by a variety of underlying conditions, such as chronic bronchitis, emphysema, COPD, pneumonia, acquired immuno-deficiency syndrome (AIDS), or primary ciliar dyskinesia.

          We believe Electromed is well-positioned to experience significant growth. We intend to achieve growth through expanding and repositioning our sales staff within the U.S., establishing and strengthening our sales relationships in Europe and Asia, and maintaining our leadership in product innovation. Management believes it has the engineering talent to help lead our innovation in this field. We intend to use a portion of the net proceeds from this offering to add members to our sales force and further develop our institutional sales focus. See “Use of Proceeds” for additional information.

          Our payment terms allow patients to acquire the SmartVest System in accordance with reimbursement procedures typically used under Medicare. The amount we receive for any single unit is based on reimbursement schedules and may vary based on a number of factors, including Medicare and third-party reimbursement processes and policies.

The SmartVest System

          The SmartVest System consists of a pneumatic therapy garment, an electronic pulse generator for creating and controlling force pulses, and a single hose which extends the force pulses from the generator to the pneumatic vest. The SmartVest System is a portable airway clearance therapy system that gives the patient direct control over the most difficult and time-consuming aspects of respiratory therapy, and provides caregivers an easier and more reproducible means of administering therapy to invalid or bedridden patients. The SmartVest System also has other appealing practical features, including improved ease of use and a non-clinical appearance. We believe these attributes particularly appeal to children, teenagers and young adults who represent the majority of the cystic fibrosis patient population. Our system allows the patient to be relatively mobile while therapy is being given, unlike manual chest physical therapy in which the patient must remain in a fixed position.

          We believe the SmartVest System’s therapy garment is unique in its:

•

Design: We have pioneered a vest design that provides consistent and controlled pulse pressure that is distributed throughout the vest and treats the entire front and back thoracic cavity. The vest is low profile, featuring a soft, breathable fabric. Some competitive models have reduced weight and size of their vests by reducing coverage area of the chest and applying pressure to the chest only. We do not endorse or employ a partial coverage vest, and all of our products offer 360-degree coverage. Our vest uses a flow-through system design, which improves patient comfort by providing a continuous accommodation grid of air release holes in the vest air bladder, allowing air releases to automatically adjust. This can prevent lags in pulse pressure accommodation as compared to a closed-loop system, in which electronic signal generators must continuously send changes in air fill instruction to the air pump. We believe heightened patient comfort is realized because of our flow-through design.

•

Size and Ease of Use: The SmartVest System is available in eight sizes to accommodate children and adults. The simple design of Velcro and overlap closure system creates a broad size adjustment range to insure a properly tailored fit. It also makes the vest easier to clean and disinfect than some competitors’ products, which often use straps and buckles. The patented design includes a removable bladder, permitting the therapy garment to be easily washed and dried. This feature also helps improve infection control efforts.

•	Material: An attractive washable nylon shell with quick fit Velcro provides an appealing non-clinical look and feel, which we believe enhances self-esteem and patient compliance.

•	Modular Assembly: The vest’s modular assembly allows the custom modification of the manifold to enhance pulsation and avoid local areas of sensitivity such as incisions and catheters.

The SmartVest System’s electronic pulse generator features the following important aspects:

•

Portable Design: The pulse generator for the SmartVest System is streamlined and fits into a roller bag for easy transport. The vest and hose are carried in a small companion bag. The unit is relatively lightweight and can be readily carried or rolled by an individual. The system complies with airline carry-on size limits and can be carried onto an airplane or stowed in the trunk of a car, allowing patients greater freedom to travel.

•

Single-Hose System: When the SmartVest System is in use, a single hose delivers the pulsation to the vest, which we believe provides therapy in a more comfortable and unobtrusive manner than a two-hose system. In addition to facilitating patient comfort, the single-hose system provides effective treatment by simplifying delivery of the air pulse energy to the lungs. The pulse is delivered evenly from the base of the SmartVest therapy garment, extending the force pulses upward and inward in strong but smooth cycles of 360-degree latitudes, which delivers simultaneous treatment to the patient’s chest and back and all lobes of the lungs.

•

Programmable Pulse Generation: The SmartVest System uses a pulse generator with an internal programmable memory feature to generate a pneumatic pulse electronically. The pulse frequency can be adjusted from 5 to 20 cycles per second, which accommodates the required therapeutic range. The range can be preset, by programmable controls, to assure patient safety and specific treatment requirements. For example, the unit can be programmed to deliver a varying pulse frequency during the course of a treatment session without requiring manually directed changes. We believe this feature adds convenience and enhances patient compliance with treatment protocol choices. For more information about the complexity of treatments typically offered to patients with chronic pulmonary dysfunction, please refer to the information under the heading “Customers.”

•	Power Supply: The SmartVest System also includes a power supply suitable for use in international markets, such that voltage and amperage are accommodated automatically.

Other Products

          In order to maintain and expand our position in the airway clearance therapy industry, we plan to develop and introduce future advancements in HFCWO products. Our goal is to provide effective treatment while improving the quality of life for patients who suffer from chronic pulmonary conditions resulting in impaired airway clearance. Therefore, we plan to make each product progressively more compact, portable, and user-friendly. Our goal is to seek improvements in design that will result in a relatively lower manufacturing cost for each subsequent generation of the SmartVest System.

          We market our Single Patient Use Vest (“SPUV”)™ and SmartVest Wrap® to health care providers, particularly those working in intensive care units. Hospitals issue the SPUV or SmartVest Wrap to one patient for the duration of his or her stay. Both products facilitate continuity of care because they introduce the patient to our product line and may encourage use of the home care SmartVest System, which can be provided to the chronic condition patient upon discharge. Both products provide full coverage pulsation. The SPUV is a full-sized vest that is often used for patients undergoing institutional treatment who are already accustomed to using a SmartVest System.  The SPUV is intended for short-term, in-patient use and allows the patient to avoid contaminating his or her home-use vest while continuing treatment in a hospital or other facility.  The SmartVest Wrap, which we introduced in 2007, is lightweight, convenient, and well-suited for patients recovering from surgery and short-term illnesses. We believe that the design of the SmartVest Wrap , which lacks a vest outer shell,  makes it easy for the health care professional to operate because it does not need to go over the patient’s head, minimizing the need to move post-surgical patients and avoiding interference with other apparatuses the patient may be using. In addition, the wrap is reversible, which allows the air pulse generator to be aligned on either side of a hospital bed. We believe that our ability to provide a relatively more comfortable therapy alternative to patients results in a higher likelihood of patient cooperation and consistent use.

          We have designed a mobile pedestal, which we manufacture and provide with sales of our institutional models of the SmartVest System. The mobile pedestal allows for easy transport within the medical facility. This unit includes a pneumatic feature, permitting ease of movement in raising and lowering the vertical position of the generator.

Business Strengths

Intellectual Property

          Our intellectual property represents one of our most significant business strengths. It allowed us to pioneer an HFCWO device with a single-hose and flow-through system design, leading to the competitive advantages described below. We currently hold 18 issued U.S. patents and 5 issued foreign patents covering the SmartVest System and its underlying technology, and have 34 additional U.S. and foreign patent applications pending. These patents and patent applications offer coverage in the field of air pressure pulse delivery to a human in support of airway clearance. These patents and patent applications are described in more detail below, under the heading “Intellectual Property.”

Competitive Advantages of SmartVest System

          We believe that the SmartVest System offers competitive advantages in improved patient comfort and satisfaction. Unlike our competitors’ products, which are primarily dependent upon a two-hose, closed-loop system for attaining consistent air pulse transmission to the vest and lungs, the SmartVest System relies on a single-hose, flow-through system. We believe a single-hose, flow-through system provides the following benefits:

•

The single-hose system simplifies delivery of the air pulse energy to the lungs. The pulse is delivered evenly from the base of our vest, extending the force pulses upward and inward in strong but smooth cycles of 360-degree latitudes, which delivers simultaneous treatment to the patient’s chest and back and all lobes of the lungs. In addition, the single hose is less obtrusive than a two-hose system and is longer than the hoses used by many competing products, allowing the patient greater comfort during the course of treatment.

•

The flow-through system design provides a continuous accommodation grid of air release holes in the vest air bladder. No matter what resistance a patient’s chest may be creating in normal aspiration (breathing), air release adjusts accordingly in the bladder. This can prevent lags in pulse pressure accommodation as compared to a closed-loop system, in which electronic signal generators must continuously send changes in air fill instruction to the air pump. We believe greater patient comfort is realized in our flow-through system design.

Industry Contacts

          Our management team has significant business experience and has developed industry relationships, including memberships in the American Association of Respiratory Care, Capital Focus (an association of respiratory care professionals), Cystic Fibrosis Centers established and recognized by the Cystic Fibrosis Foundation, the European Respiratory Society, and numerous regional and state organizations who serve the professional interests of respiratory care professionals across the U.S. We have also, for more than ten years, attended, sponsored, and participated in numerous medical conferences in the U.S., Europe, and Asia. We believe these investments of time and capital have increased visibility of the SmartVest System and established a favorable reputation and perception of Electromed. In addition, participation in industry conferences allows us to educate and train health care professionals on the SmartVest System.

          In addition to relationships developed at the management level, our staff and contractors, who often play a key role in the education of current and potential customers, have developed trusted relationships across the U.S. with physicians and other caregivers over the course of their careers. Over 30% of our full-time employees, including our entire Patient Services Department and nearly all of our sales representatives, are respiratory therapists. Many of these individuals have extensive experience in the field of respiratory care, and their relationships and experience are of great worth to us. These individuals maintain a dialogue with clinics, patients, patient families, and respiratory therapist trainers to ensure that our products are being properly operated and are performing effectively. Additionally, our sales representatives participate in various events, such as “family days” held by the Cystic Fibrosis Foundation for cystic fibrosis patients, at which they have an opportunity to demonstrate the effectiveness of the SmartVest System and further develop relationships with patients, patient families, physicians and hospitals. We believe that the relationships and reputation for service that our staff and contractors have developed are key factors in our ability to gain patients and secure reimbursement.

Engineering and Manufacturing Departments

          Another significant business strength is the valuable know-how of our Engineering and Manufacturing Departments. The experience of the individuals in these departments helps ensure the efficient production of high-quality products. In order to foster continued success, we provide attractive salaries and benefits to all employees and conduct performance evaluations based on our ongoing review of the engineering and manufacturing processes. We believe this gives our team members an incentive to maintain specific manufacturing and quality standards. In addition, we have established a network of vendors who permit us to integrate all assembly and quality assurance on a single campus. We believe that our efficient product development and manufacturing processes create a business strength because they allow us to offer our products at competitive prices and respond quickly to increases in demand.

Growth Strategy

          We believe we are poised for significant sales and earnings growth, predicated on the following objectives:

•

Expanding and repositioning our sales staff within the U.S. We select experienced medical professionals, usually respiratory therapists, to represent our products in the field. Our sales representatives, which we identify as Clinical Area Managers (“CAMs”), are employed full-time by Electromed, are assigned an exclusive territory, and under the supervision of a regional manager, serve discrete geographic areas of the U.S. They are equipped with demonstration models, and, where appropriate, arrange for such models to be accessed by patients through a demonstration program to physicians, clinics, and hospitals. We believe this approach is an effective sales model and ensures that patients, physicians, clinics, and hospitals receive reliable and correct training for our products. We intend to recruit additional CAMs and expect that doing so will increase our domestic sales. As we gain sales and industry contacts within each territory, we intend to continue to actively monitor sales opportunities by repositioning certain of our current CAMs to serve smaller geographic areas. In addition, in June 2008, we entered into a relationship with a consultant to assist with obtaining contracts with hospital buying groups. We have renewed this contract on an annual basis and we anticipate that the agreement will continue to be renewed in successive one-year terms or that the relationship will otherwise be continued.

•

Establishing and strengthening sales relationships in Europe and Asia. Internationally, we have made sales in more than ten countries. We are actively identifying distributors and other sales opportunities. Our historical practice and continued intent includes developing long-term relationships with distributors who possess the knowledge, experience, and financial maturity to serve pulmonary patients and reliably satisfy payment obligations. Our agreements typically allow us to terminate the relationship if the distributor does not meet particular sales thresholds on an annual basis. We believe that expanding our distributor relationships in Europe and Asia will generate revenue growth because it will allow us to establish our SmartVest System as the preferred airway clearance therapy product in regions where HFCWO therapy is not yet widely used. Attention is given to a distributor candidate’s knowledge and experience in serving respiratory physicians and patients in the host country. We then designate members of our regulatory staff to actively monitor the distributor’s conformity with all applicable regulations and good practices in the host country. We support our distributors by providing advertising materials and direct training opportunities at our headquarters.

•

Maintaining leadership in product innovation. We have pursued our goal of continuous improvement through an active research and product development program, and plan to develop and introduce future advancements in HFCWO products for patient use. Each product will be designed to provide compact, portable, and user-friendly features. In addition, we expect to continue enhancing our Single Patient Use Vest and SmartVest Wrap, which we market to hospitals and health care providers.

Our Markets

          Because sale of the SmartVest System is by physician’s prescription only, we market to health care professionals, such as doctors, nurses, respiratory therapists, and clinic coordinators. However, with respect to both our in-home and institutional products, the health care professionals’ decisions may be based on preferences expressed by patients. Therefore, we believe that it is also important to market our products to patients and caregivers. In addition, because the availability of reimbursement is an important consideration for health care professionals and patients, we must also prove the effectiveness of our product to public and private insurance providers.

          Our SmartVest System is primarily prescribed for patients with cystic fibrosis, chronic obstructive pulmonary disease, and bronchiectasis. While HFCWO is an accepted standard of care for conditions such as bronchiectasis, neuromuscular conditions, and cystic fibrosis, indications for HFCWO are not disease-specific and may be prescribed by physicians for any patient the doctor believes may benefit from improved airway clearance therapy. Individual assessment of each patient by their physician is appropriate prior to HFCWO prescription. HFCWO therapy has been shown to reduce:

•	the incidence of serious and life-threatening episodes of pneumonia;

•	the cost of medications and hospitalizations; and

•	the need for persistent treatment by respiratory therapists.

          When we entered the market in 2000, we focused on providing our product to CF patients because we believed those individuals could greatly benefit from treatment with HFCWO therapy and it was the indication most likely to qualify for reimbursement at that time. During our 2009 fiscal year, sales to CF patients comprised approximately 30% of our net revenue, although overlap in patient populations makes it difficult to attribute revenue to any particular condition with certainty. We expect that the CF patient population will remain an important customer segment in the future. However, throughout our history, we have sought to continuously expand our product offerings to a broader patient population, which now includes post-surgical and intensive care patients at risk of developing pneumonia, patients with end-stage neuromuscular disease, and ventilator-dependent patients.

          We believe that our greatest opportunities for growth are in emerging areas of application, such as COPD, bronchiectasis, neuro-muscular disorders, and acute care. Clinical studies suggest that HFCWO could have significant benefits for other conditions that result in excess secretion or an impaired ability to cough or otherwise clear the airways, including a number of genetic disorders, such as pseudohypoaldosteronism and Kartagener Syndrome, a wide range of neuro-muscular/neuro-motor disorders, including multiple sclerosis, cerebral palsy, spina bifida, quadriplegia, and traumatic head and spinal cord injuries, and a wide range of pulmonary conditions. We estimate that the number of U.S. patients who have been diagnosed with conditions that may benefit from HFCWO treatment is approximately 13 million, and that there are several million additional people who suffer from COPD or other pulmonary impairment conditions who have not been diagnosed. However, the size of the combined market for HFCWO is affected by the fact that there is often overlap among patient populations who suffer from pulmonary impairment.

          Diseases and conditions that may benefit from HFCWO therapy include the following:

•	genetic and neuro-muscular disorders such as cystic fibrosis, muscular dystrophy, lupus, and cerebral palsy;

•	acquired diseases such as COPD, lung cancer, immuno-deficiency diseases and other diseases causing lung impairment; and

•

accidents and other conditions causing impaired lung function such as paralysis, scoliosis, surgical recovery, and other conditions that restrict airway function, require ventilator assistance, or make the patient more vulnerable to lung infections such as pneumonia.

          Reimbursement for HFCWO therapy and the SmartVest System varies among public and private insurance providers, and is often dependent on the reimbursement source. Most patients are able to qualify for reimbursement and payment from Medicare, Medicaid, private insurance or combinations of the foregoing. We pursue reimbursement on behalf of the patient by seeking insurance authorization and processing claims, however the patient maintains the risk of reimbursement to us in the event of non-payment by third-party payers. Please refer to the subheading in this Business section entitled “Third-Party Reimbursement.”

Cystic Fibrosis

          Cystic fibrosis (“CF”) is a genetic defect that disrupts chloride (salt) transfer in and out of cells, causing the normal secretions from the exocrine glands to become very thick and sticky, eventually blocking ducts of the glands in the pancreas, lungs and liver. The thick mucus accumulates in the lung’s respiratory tracts, causing chronic infections, scarring, and decreased vital capacity. Normal coughing is often not sufficient to dislodge these secretions. Cystic fibrosis usually appears in early childhood. The median life expectancy for CF patients in the U.S. is approximately thirty-seven years, although some patients live into their fifties and beyond.

          Approximately 30,000 people in the U.S. currently have cystic fibrosis, with an estimated 1,000 new cases diagnosed each year. We estimate that during our 2009 fiscal year, sales to CF patients comprised approximately 30% of our net revenue, although overlap in patient populations makes it difficult to attribute revenue to any particular condition with certainty.

          The following information is a brief summary of the CF patient population in the U.S. The information is derived from the Cystic Fibrosis Foundation Patient Registry, found in its Annual Data Report s :

	1985	1995	2008
Total CF Patients (receiving care at a CFF-accredited care center in the U.S.)	15,145	19,736	25,651
Total Newly Diagnosed Patients	802	822	1,006
Median Survival Age	25.6 years	29.6 years	37.4 years

          All patients with cystic fibrosis require respiratory therapy as a daily part of their care regimen. The buildup of thick, sticky mucus in the lungs clogs airways and traps bacteria, providing an ideal environment for respiratory infections and chronic inflammation. This inflammation causes permanent scarring of the lung tissue, reducing the capacity of the lungs to absorb oxygen and, ultimately, sustain life. Respiratory therapy must be performed even when the patient is feeling well, in order to prevent infections and maintain vital capacity.

          Traditionally, care providers perform Chest Physical Therapy (“CPT”) one to four times per day. CPT consists of a patient lying in one of twelve positions (most with the head pointed downward) while a caregiver “claps” or pounds on the chest and back over each lobe of the lung. To treat all areas of the lung in all twelve positions requires pounding for 30 to 45 minutes along with inhalation therapy. CPT clears the secretions by shaking loose airway secretions through chest percussions and draining the loosened secretions towards the mouth. Active coughing is required to ultimately remove the loosened secretions.

          Although some older patients can learn to perform CPT on themselves, CPT usually requires the assistance of a caregiver, often a family member, a nurse or respiratory therapist. It is a physically exhausting process for both the patient and the caregiver. Patient and caregiver non-compliance with prescribed protocols is a well-recognized problem that diminishes the effectiveness of this method. CPT effectiveness is also highly technique sensitive and degrades as the giver becomes tired. The requirement that a second person be available to perform the therapy severely limits the independence of the CF patient.

Bronchiectasis

          Bronchiectasis is a chronic lung condition characterized by abnormal widening of the bronchial tubes, or, as defined by Medicare, a productive cough that occurs more than twice per year or lasts longer than six months. In a patient with bronchiectasis, the bronchial tubes are damaged by the abnormal widening, which impairs their ability to clear mucus from the lungs and causes a chronic cough. Bronchiectasis may affect multiple areas of one or both lungs. The condition is often caused by inflammation and infection of the airways, for example due to bacterial lung infections (chronic bronchitis or pneumonia) or inhaling foreign objects. Cystic fibrosis causes about half of all bronchiectasis in the U.S. The effects of bronchiectasis include excessive coughing, shortness of breath, fatigue, and recurring pneumonias. Depending on the severity of a patient’s condition, treatments range from bronchodilator medications (inhalers), antibiotics, daily CPT and drainage, or surgical removal of the affected lung tissue. We believe that our success in the CF market suggests that our SmartVest System can provide effective treatment to patients with bronchiectasis, as clearing the airways of secretions is central to the treatment of both conditions. We estimate that during our 2009 fiscal year, sales to bronchiectasis patients comprised approximately 43.5% of our net revenue, although overlap in patient populations makes it difficult to attribute revenue to any particular condition with certainty.

Chronic Obstructive Pulmonary Disease

          Chronic obstructive pulmonary disease is a progressive disease that, over time, makes it more and more difficult for a patient to breathe. According to statistics published by the World Health Organization in November 2008, COPD is the fourth leading cause of death in the world, and some experts expect that it will be the largest cause of disability and death due to respiratory disease in the year 2020. It is also the only cause of death that is rising in the U.S. and in the world. The death rate from COPD is rising fastest among women. Approximately 12 million Americans already suffer from COPD and another 12 million likely have the disease without realizing they do.

          People with COPD may have chronic inflammation of the bronchial tubes, emphysema or, more likely, both. In emphysema, the walls between the air sacs in the lungs are damaged, causing them to lose their shape and become deflated.

This damage can also destroy the walls of the air sacs, leading to fewer and larger air sacs instead of many tiny ones. In chronic obstructive bronchitis, the lining of the airways is constantly irritated and inflamed. This causes the lining to thicken. The patient’s immune system reacts by increasing secretions, making it difficult to breathe. Thus, patients with COPD slowly suffocate over a period of years. Using auxiliary muscles, people can inhale with considerable effort but are unable to exhale. Even a mild case of COPD can have an impact on the heart. Heart failure is also associated with severe COPD.

          COPD has no cure, and traditional treatments are inconvenient for the patient and have limited effectiveness. These treatments consist of inhaled dilator and steroid medications, physical therapy exercises, major surgery, such as a lung transplant or lung volume reduction surgery, and oxygen therapy, either constantly through nasal prongs or for several hours per day through a mask. For some patients, the primary course of action is merely to manage the risks and complications that result from the disease, such as by obtaining pneumonia and influenza vaccines, since infections may suddenly increase the severity of COPD. We believe that the combination of excess secretions and the inability to forcibly exhale to clear the lungs make COPD patients ideal candidates for our airway clearance therapy.

Neuro-Muscular Diseases

          Neuro-muscular diseases include muscular dystrophy, spinal muscular atrophy, and multiple sclerosis. Patients with neuro-muscular diseases have difficulty breathing, as well as difficulty clearing their lungs of accumulated mucus. The conditions often cause a patient’s diaphragm muscles to deteriorate and lead to poor spinal alignment, each of which impairs the patient’s ability to fully inhale. In addition, poor muscle coordination makes it difficult for the patient to forcefully exhale or cough. Due to this difficulty, patients with neuro-muscular diseases have an exceptionally high risk of developing serious secondary complications, such as pneumonia and respiratory failure. Secretion management is a critical aspect of the respiratory care of these patients. We believe that our SmartVest System aids in producing effective coughs, and thereby improves breathing and reduces the risk of infection.

New Markets

          Acute Care

          The acute care market includes ventilator-dependent patients and post-surgical patients at risk for pulmonary complications. Patients at risk include smokers, those with a history of lung disease, asthma, or chronic bronchitis, the overweight, the elderly, those immobilized by illness or injury, and those who have an adverse reaction to anesthesia. Specific problems may include pneumonia, infection, atelectasis (collapsed lung), and/or respiratory failure all of which increase mucus retention in the lungs.

          We have worked with health care professionals to create products for acute care patients, including our Single Patient Use Vest, or SPUV, and our SmartVest Wrap. We market both of these products to health care providers, particularly those working in intensive care units. Hospitals issue the SPUV or SmartVest Wrap to one patient for the duration of his or her hospital stay. Both products facilitate continuity of care, because they introduce the patient to our product line and may encourage use of the home care SmartVest System, which can be provided to the chronic condition patient upon discharge. Both products provide full coverage pulsation. The SPUV is a full-sized vest that is often used for patients undergoing institutional treatment who are already accustomed to using a SmartVest System. The SmartVest Wrap, which we introduced in 2007, is lightweight, convenient and well-suited for patients recovering from surgery and short-term illnesses. We believe that the lightweight nature of the SmartVest Wrap makes it easy for the health care professional to operate. In addition, we believe that our ability to provide a relatively more comfortable therapy alternative to patients results in a higher level of patient cooperation and consistent use.

          Other Indications

          The benefits of airway clearance therapy using the SmartVest System are not disease-specific. They apply to a broad range of conditions characterized by lung congestion. One currently underserved group of patients are those with underlying medical conditions and circumstances, such as severe down syndrome, demobilizing injuries and severe muscular distrophy. Patients with severe underlying conditions often suffer from multiple physical problems and may be non-ambulatory. Their inability to move predisposes them to lung congestion, which often progresses to more serious medical conditions such as pneumonia. We believe these patients could improve their lung functionality and reduce their incidence of infection by using airway clearance therapy with the SmartVest System, and that the consistently higher oxygen levels that result from improvements to breathing could offer ancillary benefits for their conditions.

Marketing, Sales and Distribution

          We believe we are poised for significant sales and earnings growth, which we intend to achieve through expanding and repositioning our domestic sales staff, focusing on continuing education opportunities and industry relationships, building distributor relationships in Europe and Asia, and maintaining leadership in product innovation. Each of these objectives is described in more detail above in the section entitled “Overview—Growth Strategy.”

          Because sale of the SmartVest System is by physician’s prescription only, we focus our marketing efforts on physicians and health care professionals such as physician’s assistants, nurses, nurse practitioners, and respiratory therapists, as well as directly to their patients. In addition to increasing the visibility and acceptance of our products through participating in medical conferences and maintaining industry contacts, as explained in more detail above in the section entitled “Business Strengths—Industry Contacts,” we have a designated Marketing Department and place advertisements in leading medical magazines and journals in the U.S. and Europe. We also believe that the Internet has provided us with a marketing benefit in recent years, as several overseas distributors have contacted us after visiting our website.

          In addition to distributors overseas, as explained in more detail below under the heading “International Marketing,” we have established our own sales force in the U.S., nearly all of whom are respiratory therapists. Each sales representative, or Clinical Area Manager (“CAM”), is responsible for introducing our products, principally the SmartVest System, to clinics and hospitals within a specific geographical area, and are also able to provide training and continued support to customers. As of March 31, 2010, we had 17 total sales representatives, including a national sales manager, 3 regional sales managers, and 13 clinical area managers. Collectively, our sales force covers the entire United States and portions of Canada, which we have divided into West, Midwest, and East regions. Each clinical area manager is assigned to a particular territory within one of the three regions. We have also developed a network of over 300 respiratory therapists and health care professionals to assist with training patients across the U.S. on a non-exclusive independent contractor basis. We believe that the professional understanding of the Clinical Area Managers and trainers demonstrates our commitment to customer service and facilitates sales. We expect that with expanded funding, our current and future Clinical Area Managers can capture additional market share.

          We have been marketing our SmartVest System and predecessor products to patients with cystic fibrosis for ten years. We have also been successful in securing reimbursement from major private insurance providers, HMOs, state Medicaid systems, and the federal Medicare system, which is an important consideration for patients considering an HFCWO course of therapy. We believe that our SmartVest System has created a solid foundation to support our entry into progressively larger markets for airway clearance therapy.

          When evaluating market expansion for the SmartVest System, it is important to understand the needs of the patients requiring airway clearance therapy and, in some instances, their care providers. The essential requirements that make a patient a candidate for airway clearance therapy are compromised respiratory function with a need to:

•	secure airway clearance therapy on a cost-effective long-term basis, confidently and with relative ease;

•	maintain and/or improve pulmonary status;

•	mobilize secretions several times per day; and

•	carry out activities of daily living.

          The SmartVest System provides a convenient means to mobilize secretions. In contrast, traditional manual Chest Physical Therapy (“CPT”) requires the presence and assistance of a second person, severely limiting independence. Attending college, working a job, traveling on business, and having a normal social life are all adversely impacted by the need for CPT. Although some older patients can learn to perform some elements of CPT on themselves, many adults do not, and must forego regular CPT in order to meet the requirements of school and employment with concomitant risk to their health. However, some patients may prefer CPT based on their ability to qualify for reimbursement for the SmartVest System, the necessity to learn to use the system and adjust to a new treatment method, and the potential that the patient may temporarily be without the equipment if it needs to be repaired.

          The SmartVest System is designed to meet the individual patient’s needs by providing a therapy that is efficient, is easy to administer, and can be performed independently. Electromed’s established marketing and product support services provide education, training, and follow-up with the patient population to insure the product is integrated into their daily treatment regimen. We believe advantages of the SmartVest System to the independent patient include:

•	usually can be reimbursed by private insurance, by federal or state government programs or combinations of the foregoing;

•	consistent treatments at home;

•	independence from a dedicated caregiver;

•	portability;

•	improved comfort during therapy; and

•	improved self-image.

           We are not aware of any significant product functions that negatively distinguish our product from those of our competitors. Typically, variations relating to comfort, fit, appearance and portability influence an individual’s product choice. Distinctions between our product and those of our competitors Advanced Respiratory, Inc. (“ARI”) and Respiratory Technologies, Inc. (doing business as RespirTech), are the two-hose, closed-loop system of their products, the machine dryable characteristic of ARI’s garment, and a function of the ARI product termed “ramping” which provides regular increases and decreases of pulses per second, each of which may be preferable to some physicians and patients.

International Marketing

          The international market for HFCWO therapy devices is emerging and we believe represents a major growth opportunity for us. In fiscal 2009, our international sales comprised approximately 7.1 % of net revenue. Internationally, we have made sales in more than ten countries. We are actively identifying distributors and other sales opportunities.

          Our historical practice and continued intent includes developing long-term relationships with distributors who have knowledge and experience in serving respiratory physicians and patients in the host country. Units are sold at a consistent price with prepayment usually required. For all international sales, our Quality Assurance Department and Chief Financial Officer monitor pricing, payments and conforming regulatory practice. Our Chief Executive Officer and Marketing Director oversee the growth and performance of international sales.

          We obtained ISO 9001 Certification in January 2005, which provides assurance to our international distributors and customers that our products conform with uniform standards for manufacturing quality and that our business meets certain professional standards. Securing certification from the International Organization for Standardization (“ISO”) provides assurance across national boundaries that the goods imparted are of a reliable and predictable quality, consistent with the representations of the manufacturer.

          We have also obtained clearance to use the European Union CE Mark on our products. The CE Mark is required for medical device sales in countries within the European Economic Area, which includes the twenty-seven member countries of the European Union as well as Iceland, Liechtenstein, Norway, Switzerland, and Turkey, and other European countries that may adopt EU standards voluntarily. We also require all of our distributors to comply with their home country regulations. We originally obtained clearance to use the CE Mark in April 2005. Renewal is required every five years, and our notified body performs an annual audit to ensure that we are in compliance with all applicable regulations. We have maintained our CE Mark in good standing since originally receiving it and most recently renewed it in January 2010.

Competition

          High Frequency Chest Wall Oscillation (“HFCWO”) was first developed for CF patients at the University of Minnesota. The purpose of HFCWO is to provide more effective mucus clearance in a form that could be performed independently of a caregiver. The original technology was licensed to American Biosystems, Inc. (now Advanced Respiratory, Inc. (“ARI”), part of Hill-Rom Holdings, Inc., a publicly traded company) which, until the introduction of our original MedPulse Respiratory Vest System® in 2000, was the only manufacturer of this technology. All of ARI’s products use a two-hose, closed-loop system, in contrast to the single-hose, flow-through system that we designed, which we believe provides greater ease of use and patient comfort. In 2005, Respiratory Technologies, Inc., a privately held company doing business as RespirTech, received FDA clearance to market their inCourage system (the “inCourage System”), which includes a HFWCO vest. Like our SmartVest System, ARI’s The Vest and RespirTech’s inCourage System are cleared for market by the FDA. We believe we compete effectively with our competitors on the basis of product features and customer service.

          Alternative products for administering pulmonary therapy include:

•	Positive Expiratory Pressure (“PEP”) mask, which provides backpressure into the lungs on expiration to keep respiratory tracts open longer to drain;

•	The Flutter® (Scandipharm), a tube which vibrates on expiration;

•	Acapella® Vibratory PEP Therapy System (Smiths Medical), a handheld device that combines PEP with oscillations;

•	Intrapulmonary Percussive Ventilation Device, generally comprised of a ventilator that combines positive air pressure with nebulisation as appropriate; and

•	Traditional Chest Physical Therapy (“CPT”), which is usually performed one to four times per day.

           Reimbursement for the diverse patient populations for each of these pulmonary therapies varies greatly because a patient’s medical care costs are typically addressed by a combination of private insurance and government benefit schedules, as well as state health care policies and programs. Medicare reimburses many neuro-muscular conditions, in addition to bronchiectasis, but each case requires individual submittal of claims for benefits. HFCWO therapy is prescribed for the condition of “excess secretions” and is not limited to a particular condition, with the exception of CF, where secretion management is consistently demanded across the CF patient population. CPT and other therapies that require a less significant initial investment frequently have less restrictive reimbursement criteria.

          Physicians may prescribe a single product or treatment or a combination of products, depending on what they feel will best ensure patient compliance and well-being. We believe our primary competitive advantage over alternative treatments is patient comfort, ease of use, and the effectiveness of HFCWO treatment as compared to CPT and other alternative treatments. Because HFCWO is not “technique dependent,” as compared to most other pulmonary therapy products, therapy begins automatically once power is provided and remains consistent and controlled for the duration of the session. We strive to make the SmartVest System an increasingly attractive and comfortable form of HFCWO therapy. We believe that HFCWO therapy generally, and our SmartVest System in particular, produces less interference with daily activities, which increases the likelihood of regular use. We believe these advantages encourage physicians to prescribe and patients to request the SmartVest System for pulmonary therapy.

          From a clinical performance perspective, all HFCWO products meet a common standard of “substantial evidence.” As a result, features and benefits such as number of hoses required to deliver the therapy (one hose versus two hoses), construction quality, appearance of the generator, reputation for patient services, and sales effectiveness of field personnel have become key variables. We believe that the product features of our SmartVest System enable us to compete effectively, particularly when health care professionals, patients, and caregivers are provided with demonstrations of product choices prior to committing to a specific product. We often provide demonstration units to encourage such comparisons. Unlike our competitors’ products, the SmartVest System has a single-hose, flow-through system design and an adjustable vest made from soft, breathable and washable fabric. We use Velcro in our patented vest to provide a tailored fit, as opposed to an inflatable fit model. In addition to product features, our focus on providing exemplary customer training and service, along with our commitment to engage and retain highly motivated employees and contractors, many of whom are medical professionals, provides a valuable competitive advantage.

          Physicians who treat patients with respiratory difficulties are primarily concerned with maintaining the pulmonary capacity of their patients. Therefore, they will prescribe whatever product or combination of products they feel will best ensure patient compliance and well-being. The CF patient population is particularly unique in its knowledge of the disease, therapy options, and willingness to demand the best treatment possible. Patients may use some or all of these devices and techniques, depending upon their health status, severity of disease, compliance, or personal preference.

Manufacturing

          Electromed staff is responsible for manufacturing each SmartVest System. While components are outsourced based upon detailed specifications, each SmartVest System is assembled, tested, and approved for final shipment at our manufacturing site in New Prague, Minnesota, under careful control consistent with FDA, Underwriters Laboratory (“UL”), and ISO standards. While all third-party vendors present some degree of risk of supply or impairment issues, many of our vendors are located within 100 miles of our headquarters, which enables us to closely monitor the supply chain. We maintain at least a two-month supply of all of our critical components.

          Our headquarters in New Prague, Minnesota include a dedicated manufacturing and engineering facility of more than 10,000 square feet. Our site has been regularly audited by the FDA, in accordance with FDA practices, and we maintain our operations in a manner consistent with FDA requirements for a medical device manufacturer. Our manufacturing processes emphasize simplicity, cost-effectiveness, and a capacity to realize increases in production volume with escalation in demand. All employees are responsible for maintaining specific manufacturing and quality standards, which are monitored by our quality assurance manager under an extensive system designed to satisfy FDA and ISO standards.

          A rigorous quality standard is applied to components received from vendors. Any adverse findings result in the quarantine of any out of specification components. Before a SmartVest System is shipped to a patient, rigorous testing is again applied to match the performance of the air pulse generator with the particular vest size stipulated for the patient.

Research and Development

          We have demonstrated our commitment to product development by introducing several new products and product enhancements since we first entered the market in 2000. In addition to the 17 U.S. patents and 5 foreign patents that we currently hold, we have a number of pending patent applications domestically and internationally.

          As of March 31, 2010, our research and development staff consisted of three full-time employee engineers. We also receive engineering support from several consultants, including Mr. Craig Hansen, pursuant to an agreement with Hansen Engine Corporation. See “Certain Relationships and Related Party Transactions.” Our team, the majority of whom have experience in respiratory therapy and medical device development, has a demonstrated record of developing new products which receive the appropriate product approvals and regulatory clearances, with our products having been approved or cleared in the U.S., Canada, and the member countries of the European Economic Area.

          During the fiscal years ended June 30, 2009 and 2008, and the nine months ended March 31, 2010, we incurred research and development expenses of $358,000, $271,000, and $ 445,000, respectively. As a result of our expected investments in enhancing the SmartVest System, we expect the amount we spend on research and development to increase in the future to approximately 5% of revenue .

Intellectual Property

          We currently hold 18 issued U.S. patents and 5 foreign patents covering the SmartVest System and its underlying technology, and have 34 pending U.S. and foreign patent applications. The pending U.S. patent applications primarily relate to additional aspects of the underlying technology for the SmartVest System and the pending foreign patent applications correspond to our existing U.S. patents and pending U.S. patent applications. We believe it will take several years, or possibly longer, for pending patent applications to result in issued patents, if at all.

          Our current patents and patent applications offer coverage in the field of air pressure pulse delivery to a human in support of airway clearance. The following table provides information about our issued U.S. patents:

U.S. PATENT NUMBER	TITLE	ISSUED
5,453,081	Pulsator	September 26, 1995
5,569,170	Pulsator	October 29,1996
6,254,556	Repetitive Pressure Pulse Jacket	July 3, 2001
D456,591	Human Body Pulsating Jacket	May 7, 2002
D461,897	Human Body Respiratory Vest	August 20, 2002
6,488,641	Body Pulsating Apparatus	December 3, 2002
D469,876	Human Respiratory Bladder	February 4, 2003
6,547,749	Body Pulsating Method and Apparatus	April 15, 2003
6,605,050	Body Pulsating Jacket	August 12, 2003
D478,989	Supine Respiratory Vest	August 26, 2003
6,676,614	Vest for Body Pulsating Method and Apparatus	January 13, 2004
D531,728	Combined Human Body Pulsator and Movable Pedestal	November 7, 2006
D547,718	Air Pulsating Generator	July 31, 2007
7,278,978	Respiratory Vest with Inflatable Bladder	October 9, 2007
7,374,550	Respiratory Vest for Repetitive Pressure Pulses	May 20, 2008
D585,991	Combined Air Pulsator and Movable Pedestal	February 3, 2009
7,537,575	Body Pulsating Method and Apparatus	May 26, 2009
7,713,219	Combined Air Pulsator and Movable Pedestal	May 11, 2010

          We have also received the following U.S. trademark and service mark registrations: MEDPULSE, MEDPULSE RESPIRATORY VEST SYSTEM, SMARTVEST, SMARTVEST WRAP, SMARTWRAP, FACT, SOFT START, TRIMLINE, and CREATING SUPERIOR CARE THROUGH INNOVATION.

           We generally pursue patent protection for patentable subject matter in our proprietary devices in foreign countries in which we make regular sales. We have been granted patent protection in Canada, New Zealand and South Africa. We have additional patent applications pending in Canada, Japan, and South Korea and with the European Patent Organization, whose member states include Spain, Croatia, Greece, Italy, Portugal, and Romania.

          In addition to our patent and trademark protected intellectual property, we seek to protect proprietary information and know-how through confidentiality and non-competition provisions in the agreements with our executives and employees. We cannot provide assurance that these persons will abide by the terms of these agreements. In addition, despite measures taken to protect our intellectual property, unauthorized parties might copy aspects of our products or obtain and use information that we regard as proprietary.

          We intend to continue expanding our intellectual property portfolio, and particularly our patent position, as our business grows. However, our patent applications may not result in issued patents, and we cannot assure you that any patents that have been issued or might be issued will be broad enough to prevent competitors from emulating our products, or that all of our patents will be upheld if asserted against third parties, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

          Our industry is characterized by the existence of a large number of patents and frequent litigation based on assertions of patent infringement. We were the defendant in a patent infringement action filed in U.S. District Court by Advanced Respiratory, Inc. of St. Paul, Minnesota, a subsidiary of Hill-Rom Holdings, Inc. Management and legal counsel took steps to provide an effective defense. On July 22, 2003, after a jury returned its verdict in our favor, the court dismissed the infringement action. On September 5, 2003, a Settlement Agreement was reached and approved by both parties. The terms of this agreement are confidential.

          For a description of litigation relating to our intellectual property, please refer to the subheading in this Business section entitled “Legal Proceedings.”

Product Warranties

          For SmartVest Systems initially purchased and currently located in the United States and Canada, we provide a lifetime warranty to the individual patient for whom the system is prescribed. The lifetime warranty covers the cost of replacement parts and labor , or a new SmartVest System in the event we determine a full replacement is necessary. For all sales made outside of the United States and Canada, we provide a three-year warranty for replacement systems, and cost of parts and labor. Our warranties provide that if a newer model of our systems has been developed and sold between the time of purchase of the original system and we determine the need for replacement, we may replace the system with a newer model at our discretion.

Third-Party Reimbursement

          Much of our growth is dependent on continued acceptance of HFCWO technology by third-party payers. In the U.S., individuals who use the SmartVest System will generally rely on third-party payers, including private payers and governmental payers such as Medicare and Medicaid, to cover and reimburse all or part of the cost of using the SmartVest System. Reimbursement for HFCWO therapy and our SmartVest System varies among public and private insurance providers. Most patients are able to qualify for reimbursement and payment from Medicare, Medicaid, private insurance or combinations of the foregoing. All U.S. Durable Medical Equipment Medicare Administrative Contractors (“DME MACs”) have authorized payment through Medicare Part B for patients with cystic fibrosis, certain neuro-muscular conditions, and bronchiectasis, a condition characterized by the inability to clear secretions from the lungs, which may be caused by a variety of underlying conditions, such as chronic bronchitis, emphysema, COPD, pneumonia, acquired immuno-deficiency syndrome (AIDS), or primary ciliar dyskinesia.

          Recent government and private sector initiatives in the U.S. and foreign countries are aimed to limit the growth of health care costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments, and managed-care arrangements, and are causing the marketplace to put increased emphasis on the delivery of more cost-effective medical devices. Government programs, including Medicare and Medicaid, private health care insurance, and managed-care plans have attempted to control costs by limiting the amount of reimbursement they will pay for particular procedures or treatments, restricting coverage for certain products or services, and implementing other mechanisms designed to constrain utilization and contain costs, including, for example, gainsharing, where a hospital agrees with physicians to share any realized cost savings resulting from the physicians’ collective change in practice patterns such as standardization of devices where medically appropriate. This has created an increasing level of price sensitivity among customers. We believe HFCWO can reduce the risk of secondary complications and required hospitalizations from excess secretion, and is therefore a cost-effective alternative to traditional treatments. We believe that the cost-saving aspects of the SmartVest System will increase in importance as cost control measures become more prevalent in the health care industry.

          We pursue product reimbursement and payment by seeking insurance authorization and processing claims on behalf of the patient. We have developed an effective system to secure the prescription and obtain reimbursement. First, a physician sends us a written prescription for a patient’s SmartVest System. In response, we provide a single-page data collection form to the prescribing physician. The information provided to us on this form enables our staff to confirm the validity of the prescription, contact the patient and/or the patient’s family to secure information necessary for reimbursement and confirm the likelihood of reimbursement, advise our Patient Services Department of the referral so that we can arrange for delivery of the SmartVest System, ensure proper sizing and contact a trainer in the area of the patient’s home to arrange a training time, and initiate an order copying the Administrative Department so that our Manufacturing/Shipping Department can arrange to ship the patient’s SmartVest System as promptly as possible. Once shipped, a notice is transmitted to our Reimbursement and Accounting Departments so that a claim can be prepared and tracked to payment.

          Reimbursement for HFCWO therapy and our SmartVest System varies among public and private insurance providers, and is often dependent on the circumstances of the patient. Reimbursement under Medicare Part B is allowed pursuant to Local Coverage Determinations by all four regional carriers designated by the Department of Health and Human Services as Durable Medical Equipment Medicare Administrative Contractors (“DME MACs”). All four regional DME MACs have approved the SmartVest System for reimbursement. Consequently, reimbursement is available under Medicare in all U.S. states and territories for patients who have CF, certain neuro-muscular disorders (including multiple sclerosis, amyotrophic lateral sclerosis, muscular dystrophy, and quadripelegia) , or bronchiectasis, which is usually defined as a productive cough that occurs more than twice per year or lasts longer than six months. Due to the broad definition of bronchiectasis, reimbursement is often available under Medicare for any condition that causes excess secretions and is not effectively treated by antibiotics.

          Although the reimbursement process is subject to contingencies which may affect the status of the patient’s claim, the majority of patients are able to obtain monthly payments from Medicare, Medicaid, private insurance or combinations of the foregoing. Our payment terms allow patients to acquire the SmartVest System in accordance with reimbursement procedures typically used under Medicare. The amount we receive for any single unit is based on reimbursement schedules and may vary based on a number of factors, including Medicare and third-party reimbursement processes and policies. The patient maintains the risk of reimbursement to the Company in the event of non-payment by third-party payers.

          Overseas sales to distributors are prepaid. Overseas sales were approximately 7.1 % of our net revenue in fiscal 2009, as explained in more detail below under the heading “International Marketing.”

          A key element in our customer support strategy has been achieved by establishing an effective Reimbursement Department. The skill and knowledge gained and offered by our Reimbursement Department is an important factor in building our revenue and serving patients’ financial interests. Its function and attendant responsibilities involve:

•	insurance pre-authorizations;

•	claims processing; and

•	payment.

          We believe that subsequent generations of HFCWO products will also qualify for reimbursement under Medicare Plan B and most major health plans. However, some third-party payers must also approve coverage for new or innovative devices or therapies before they will reimburse health care providers who use the medical devices or therapies. Consequently, our sales will continue to depend in part on the availability of coverage and reimbursement from third-party payers, even though our devices may have been cleared for commercial distribution by the FDA.

          The manner in which reimbursement is sought and obtained varies based upon the type of payer involved and the setting in which the procedure is furnished. The nature of any future legislation is uncertain, making it difficult for us to predict the impact of cost-containment trends on operating results.

          Medicare and Medicaid

          The SmartVest System may be reimbursed under the Medicare-assigned billing code for High Frequency Chest Wall Oscillation devices if the patient has cystic fibrosis, bronchiectasis (including chronic bronchitis or COPD that has resulted in a diagnosis of bronchiectasis), or any one of certain enumerated neuro-muscular diseases, and can demonstrate that another less expensive physical or mechanical treatment did not adequately mobilize retained secretions. The amount of reimbursement a provider receives is based on the “allowable” values for HFCWO therapy. We believe the payment resulting from this process is generally sufficient, but there is a significant risk that new or modified products could have a lower reimbursement rate, or that the levels of reimbursement currently available for our existing products could decrease, which would hamper our ability to market and sell that product.

          Commercial Insurers

          Many private payers look to Medicare as a guideline in setting their coverage policies and payment amounts. They tend to seek guidance from a variety of sources, including recommendations issued by the U.S. Preventive Services Task Force (“USPTF”), which is an independent panel of experts assembled by the U.S. Department of Health and Human Services that develops recommendations for clinical preventive services. The current coverage policies of these private payers may differ from the Medicare program, and the payment rates they make may be higher, lower, or the same as the Medicare program. If the Centers for Medicare and Medicaid Service, the USPTF or other agencies make negative recommendations or decrease or limit reimbursement payments for physicians and individuals, this may affect coverage and reimbursement determinations by many private payers. Additionally, some private payers do not follow the Medicare guidelines, and those payers may reimburse only a portion of the costs associated with the use of our products, or not at all.

Governmental Regulation

          We have received clearance from the U.S. Food and Drug Administration to market our products, including the SmartVest System, as a “powered percussor.” Since inception, management has retained the necessary clinical, medical and legal expertise to support required clearances and approvals to market our products. On April 7, 2004, our Model 2000ez SMARTVEST was cleared to market by the FDA pursuant to a 510(k) submission.

          Our medical devices are subject to regulation by numerous government agencies, including the FDA and comparable foreign agencies. To varying degrees, each of these agencies requires us to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing, and distribution of our medical devices. A full-time quality assurance manager as well as a consulting regulatory and clinical expert provide detailed oversight of their respective areas of responsibility.

FDA Premarket Clearance and Approval Requirements

          All of our current products have been cleared for sale in the U.S. by the FDA under the premarket notification (510(k) clearance process). However, unless an exemption applies, if we develop new medical devices or modifications to existing products that would affect the product’s safety or effectiveness, we must obtain FDA clearance before marketing the new or modified product in the U.S., either through the 510(k) clearance process or the more complex Premarket Approval Application (“PMA”) process.

          The 510(k) clearance process would be available if we could demonstrate that our new medical device is substantially equivalent to a legally marketed medical device. In this process, we would be required to submit data that supports our equivalence claim. While human clinical data has not been routinely required for 510(k) products in the past, the FDA is increasingly requiring it for new technologies. If human clinical data is required, it must be gathered in compliance with FDA investigational device exemption regulations. We must receive an order from the FDA finding substantial equivalence to another legally marketed medical device before we can commercially distribute the new medical device. Modifications to cleared medical devices can be made without using the 510(k) process if the changes do not significantly affect safety or effectiveness. A very small number of our devices are exempt from pre-market review.

          The second, more rigorous process, known as pre-market approval (PMA), would require us to independently demonstrate that the new medical device is safe and effective. We would do this by collecting data regarding design, materials, bench and animal testing, and human clinical data for the medical device. The FDA will authorize commercial release if it determines there is reasonable assurance that the medical device is safe and effective. This determination is based on benefit outweighing risk for the population intended to be treated with the device. This process is much more detailed, time-consuming and expensive than the 510(k) clearance process.

510(k) Clearance Pathway

          When a 510(k) clearance is required, we will be required to submit a 510(k) demonstrating that our proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of PMAs. In cases where no predicate is available, we can request a de novo classification of the product. If the FDA classifies the device as substantially equivalent to a predicate device, we will receive an order that allows us to market the device.

          Any modification to a 510(k)-cleared device that would constitute a major change in its intended use, or any change that could significantly affect the safety or effectiveness of the device, requires a new 510(k) clearance and may even, in some circumstances, require a PMA, if the change raises complex or novel scientific issues or the product has a new intended use.

          There is no guarantee that the FDA will grant 510(k) clearance to new or modified products that we develop in the future. Failure to obtain such clearances or approvals could adversely affect our ability to grow our business. Delays in receipt or failure to receive clearances or approvals, the loss of previously received clearances or approvals, or the failure to comply with existing or future regulatory requirements could have a material adverse effect on our business.

Clinical Trials

          We were able to obtain FDA clearance by demonstrating “substantial equivalence” to preexisting products, and therefore new clinical trials were not required to obtain FDA clearance for our current products. However, clinical trials are increasingly required for 510(k) clearance and therefore may be required to obtain FDA clearance for future products. If the device presents a “significant risk,” as defined by the FDA, to human health, the FDA requires the device sponsor to file an investigational device exemption (an “IDE”) application with the FDA and obtain IDE approval prior to commencing the human clinical trials. Such trials generally require an IDE application approved in advance by the FDA for a specified number of patients and study sites, unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements.

          Clinical trials are subject to extensive monitoring, recordkeeping and reporting requirements. Clinical trials must be conducted under the oversight of an institutional review board (“IRB”) for the relevant clinical trial sites and must comply with FDA regulations, including but not limited to those relating to good clinical practices. To conduct a clinical trial, we also are required to obtain the patients’ informed consent in form and substance that complies with both FDA requirements and state and federal privacy and human subject protection regulations. If the clinical trial is not performed in accordance with the FDA’s IDE regulations, the FDA could seek an enforcement action against the sponsor and the investigators. In addition, the sponsor, the FDA or the IRB could suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. Even if a trial is completed, the results of clinical testing may not adequately demonstrate the safety and efficacy of the device or may otherwise not be sufficient to obtain FDA clearance to market the product in the U.S. Similarly, in Europe the clinical study must be approved by a local ethics committee and in some cases, including studies with high-risk devices, by the ministry of health in the applicable country.

Pervasive and Continuing Regulation

          After a device is placed on the market, numerous regulatory requirements apply. These include:

•	product listing and establishment registration, which helps facilitate FDA inspections and other regulatory action;

•

Quality System Regulation (“QSR”), which is the medical device term for good manufacturing practices, requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label use or indication;

•	clearance of product modifications that could significantly affect safety or efficacy or that would constitute a significant change in the safety or efficacy of our cleared devices;

•

medical device reporting regulations, which require that manufacturers comply with FDA requirements to report if their device may have caused or contributed to a death or serious injury, or has malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction of the device or a similar device were to recur;

•	post-approval or post-clearance restrictions or conditions, including post-approval or post-clearance study commitments;

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device; and

•	the FDA’s recall authority, whereby it can ask, or under certain conditions order, device manufacturers to recall from the market a product that is in violation of governing laws and regulations.

          Advertising and promotion of medical devices, in addition to being regulated by the FDA, are also regulated by the Federal Trade Commission and by state regulatory and enforcement authorities. Recently, promotional activities for FDA-regulated products of other companies have been the subject of enforcement action brought under health care reimbursement laws and consumer protection statutes. In addition, under the federal Lanham Act and similar state laws, competitors and others can initiate litigation relating to advertising claims. In addition, we are required to meet regulatory requirements in countries outside the U.S., which can change rapidly with relatively short notice. If the FDA determines that our promotional materials or training constitutes promotion of an unapproved or uncleared use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged and adoption of the products would be impaired.

          Furthermore, we could face product recalls, FDA enforcement actions, and user lawsuits if any of our products are found to pose a risk of injury or otherwise be defective. We believe that our products pose a low risk of injury because they are non-invasive, and we maintain an active training program that we expect would provide early identification of any product defects. Nevertheless, our products could be subject to voluntary recall if we or the FDA determine, for any reason, that our products pose a risk of injury or are otherwise defective. Moreover, the FDA can order a mandatory recall if there is a reasonable probability that our device would cause serious adverse health consequences or death.

          The FDA has broad post-market and regulatory enforcement powers. Our facilities have been and will continue to be subject to unannounced inspections by the FDA to determine our level of compliance with the QSR and other regulations. Failure by us or by our suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or other regulatory authorities, which may result in sanctions including, but not limited to:

•	warning letters or untitled letters;

•	fines and civil penalties;

•	unanticipated expenditures to address or defend such actions;

•	delays in clearing or approving, or refusal to clear or approve, our products;

•	withdrawal or suspension of approval or clearance of our products or those of our third-party suppliers by the FDA or other regulatory bodies;

•	product recall or seizure;

•	orders for physician notification or device repair, replacement or refund;

•	injunctions; and

•	criminal prosecution.

Fraud and Abuse Laws

          Federal health care laws apply when we or customers submit claims for items or services that are reimbursed under Medicare, Medicaid or other federally-funded health care programs. The principal federal laws include: the False Claims Act which prohibits the submission of false or otherwise improper claims for payment to a federally-funded health care program; the Anti-Kickback Statute which prohibits offers to pay or receive remuneration of any kind for the purpose of inducing or rewarding referrals of items or services reimbursable by a federal health care program; and health care fraud statutes that prohibit false statements and improper claims with any third-party payer. There are often similar state false claims, anti-kickback, and anti-self referral and insurance laws that apply to state-funded Medicaid and other health care programs and private third-party payers. In addition, the U.S. Foreign Corrupt Practices Act can be used to prosecute companies in the U.S. for arrangements with physicians, or other parties outside the U.S. if the physician or party is a government official of another country and the arrangement violates the law of that country.

          The laws applicable to us are subject to change, and to evolving interpretations. If a governmental authority were to conclude that we are not in compliance with applicable laws and regulations, we and our officers and employees could be subject to severe criminal and civil penalties including substantial penalties, fines and damages, and exclusion from participation as a supplier of product to beneficiaries covered by Medicare or Medicaid.

          The Federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal health care program such as Medicare or Medicaid. The definition of “remuneration” has been broadly interpreted to include anything of value, including for example gifts, improper discounts, the furnishing of free supplies, equipment or services, credit arrangements, payments of cash and waivers of payments. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal health care covered business, the statute has been violated. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal health care programs. In addition, some anti-kickback allegations have been claimed to violate the Federal False Claims Act, discussed in more detail below.

          The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the health care industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, Congress authorized the Office of Inspector General of the U.S. Department of Health and Human Services, or OIG, to issue a series of regulations, known as “safe harbors.” These safe harbors, issued by the OIG beginning in July 1991, set forth provisions that, if all their applicable requirements are met, will assure health care providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG.

          Many states have adopted laws similar to the Anti-Kickback Statute. Some of these state prohibitions apply to referral of patients for health care items or services reimbursed by any source, not only the Medicare and Medicaid programs.

          Government officials have focused their enforcement efforts on marketing of health care services and products, among other activities, and recently have brought cases against companies, and certain sales, marketing and executive personnel, for allegedly offering unlawful inducements to potential or existing customers in an attempt to procure their business.

          Another development affecting the health care industry is the increased use of the Federal Civil False Claims Act and, in particular, actions brought pursuant to the False Claims Act’s “whistleblower” or “qui tam” provisions. The False Claims Act imposes liability on any person or entity who, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal health care program. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government and to share in any monetary recovery. In recent years, the number of suits brought against health care providers by private individuals has increased dramatically. In addition, various states have enacted false claim laws analogous to the Civil False Claims Act, although many of these state laws apply where a claim is submitted to any third-party payer and not merely a federal health care program.

          When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties of between $5,500 to $11,000 for each separate false claim. There are many potential bases for liability under the False Claims Act. Liability arises, primarily, when an entity knowingly submits, or causes another to submit, a false claim for reimbursement to the federal government. The False Claims Act has been used to assert liability on the basis of inadequate care, kickbacks and other improper referrals, and improper use of Medicare numbers when detailing the provider of services, in addition to the more predictable allegations as to misrepresentations with respect to the services rendered. In addition, companies have been prosecuted under the False Claims Act in connection with alleged off-label promotion of products. Our future activities relating to the reporting of wholesale or estimated retail prices for our products, the reporting of discount and rebate information and other information affecting federal, state and third-party reimbursement of our products, and the sale and marketing of our products, may be subject to scrutiny under these laws. We are unable to predict whether we would be subject to actions under the False Claims Act or a similar state law, or the impact of such actions. However, the costs of defending such claims, as well as any sanctions imposed, could significantly affect our financial performance.

HIPAA and Other Fraud and Privacy Regulations

          Among other things, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, created two new federal crimes: health care fraud and false statements relating to health care matters. The HIPAA health care fraud statute prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any health care benefit program, including private payers. A violation of this statute is a felony and may result in fines, imprisonment and/or exclusion from government-sponsored programs. The HIPAA false statements statute prohibits, among other things, knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation in connection with the delivery of or payment for health care benefits, items or services. A violation of this statute is a felony and may result in fines and/or imprisonment.

          In addition to creating the two new federal health care crimes, regulations implementing HIPAA also establish uniform standards governing the conduct of certain electronic health care transactions and protecting the security and privacy of individually identifiable health information maintained or transmitted by health care providers, health plans and health care clearinghouses, which are referred to as “covered entities.” Three standards have been promulgated under HIPAA’s regulations: the Standards for Privacy of Individually Identifiable Health Information, which restrict the use and disclosure of certain individually identifiable health information, the Standards for Electronic Transactions, which establish standards for common health care transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures, and the Security Standards, which require covered entities to implement and maintain certain security measures to safeguard certain electronic health information. Because we provide our products directly to patients and bill third-party payers such as Medicare, Medicaid, and insurance companies, we are a “covered entity” and must comply with these standards. The government intended this legislation to reduce administrative expenses and burdens for the health care industry; however, our compliance with certain provisions of these standards entails significant costs for us. Although the HIPAA regulations allow disclosure to medical device companies for purposes of complying with FDA regulations, treatment, and payment, HIPAA may have a chilling effect on disclosure in some cases, limiting information that is available to us.

          In addition to federal regulations issued under HIPAA, some states have enacted privacy and security statutes or regulations that, in some cases, are more stringent than those issued under HIPAA. In those cases, it may be necessary to modify our planned operations and procedures to comply with the more stringent state laws. If we fail to comply with applicable state laws and regulations, we could be subject to additional sanctions.

Environmental Laws

          We are also subject to various environmental laws and regulations both within and outside the U.S. Like other medical device companies, our operations involve the use of substances regulated under environmental laws, primarily manufacturing and sterilization processes. To the best of our knowledge at this time, we do not expect that compliance with environmental protection laws will have a material impact on our consolidated results of operations, financial position, or cash flows.

Employees

          As of March 31, 2010, we employed 63 total employees, 59 of which are full-time employees. Of our 63 employees, more than 30% are respiratory therapists who are licensed by the appropriate state professional organization , including all of the employees in our Patient Services Department and nearly all of our sales representatives. In addition, we retain as independent contractors several expert consultants, who assist with quality assurance, product development, marketing, and international opportunities. We also retain over 300 respiratory therapists and health care professionals on a non-exclusive independent contractor basis to provide training to our customers in the U.S. Approximately 75% of these independent contractors are credentialed by the National Board for Respiratory Care as either Certified Respiratory Therapists or Registered Respiratory Therapists. The remainder of these respiratory therapists are licensed at the state level in fields such as respiratory care, nursing, physical therapy and occupational therapy. We believe that providing our customers with the opportunity to obtain support and training from health care professionals underscores our commitment to professional service and high quality.

          We support an active on-campus program identified as the Forum On Airway Clearance Therapy (“FACT”). This educational experience includes training provided by employees of Electromed, Inc. This training is sanctioned by the American Association of Respiratory Care and provides continuing education unit (“CEU”) credits to medical professionals, such as respiratory therapists and nurses, when they participate fully and complete the course in good standing. We believe this underscores our commitment to professional service and high quality.

          None of our employees is covered by a collective bargaining agreement. We believe our relations with our employees are good.

Properties

          We own our principal headquarters and manufacturing facilities, consisting of approximately 48,000 total square feet, which are located on an approximately 2.3 acre parcel at 500 Sixth Avenue NW, New Prague, Minnesota 56071 and 502 Sixth Avenue NW, New Prague, Minnesota 56071. Management considers the current facilities to be satisfactory for our growth plans. In addition, we believe there is sufficient space within the lot for additions to the most recently constructed building.

          Our site has been regularly audited by the FDA, in accordance with FDA practices, and we maintain our operations in a manner consistent with FDA requirements for a medical device manufacturer. Our manufacturing processes are maintained in such a way as to emphasize simplicity, cost-effectiveness, and a capacity to realize increases in production volume with escalation in demand.

Legal Proceedings

          We have been a defendant in a patent infringement action filed in U.S. District Court by a competitor, Advanced Respiratory, Inc. of St. Paul, Minnesota (“ARI”). Management and legal counsel took steps to provide an effective defense. On July 22, 2003, after a jury returned its verdict in our favor, the court dismissed the infringement action. On September 5, 2003, a Settlement Agreement was reached and approved by both parties. The terms of this agreement are confidential.

          Hill-Rom Services, Inc., ARI, Hill-Rom Company, Inc. and Hill-Rom Services Pte. Ltd. (collectively, “Hill-Rom”), subsidiaries of Hill-Rom Holdings, Inc., brought an action on August 21, 2009, against us in the Southern District of Indiana alleging that our use of the term “SmartVest” infringes on its alleged trademarks “The Vest” and “Vest.” We have answered the allegations and brought counter-claims against Hill-Rom alleging, among other things, defamation and libel.

          ARI filed for registration of a stylized version of “Vest” and “The Vest” with the United States Patent and Trademark Office (the “PTO”) on November 9, 2001 and both stylized marks were registered on August 19, 2003, although ARI was required to disclaim ownership of the words “the” and “vest” apart from the stylized mark. We filed for trademark protection for the SmartVest mark with the PTO on April 5, 2004 and began using the SmartVest mark in June 2004. Our SmartVest mark was added to the Supplemental Register on August 22, 2005, and the PTO granted us registration for our SmartVest mark on November 15, 2005. Subsequently, ARI filed for registration of their alleged word mark “The Vest” on April 20, 2006, and the alleged word mark was registered by the PTO on February 13, 2007.

          In addition to the foregoing, we may be party to legal actions, proceedings, or claims in the ordinary course of business. Corresponding costs are accrued when it is more likely than not that loss will be incurred and the amount can be precisely or reasonably estimated. We are not aware of any undisclosed actual or threatened litigation that would have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

          The following table set forth the names and positions of our directors and executive officers:

Name	Age	Years of Service with Electromed	Position
Robert D. Hansen	69	17	Co-Founder, Chairman and Chief Executive Officer

Terry M. Belford, CPA, CMA	59	6	Chief Financial Officer

Craig N. Hansen	61	17	Co-Founder, Director

Noel D. Collis, MD	58	11	Director

Thomas M. Hagedorn	66	13	Director

George H. Winn, DDS	73	5	Director

          Each member of our Board of Directors was elected for a two-year term in September 2008 and will serve until the next regular meeting of shareholders of Electromed, and until a successor is elected and qualified, or until the earlier death, disqualification, or removal as provided by statute. The officers of Electromed hold office until the next election of officers or until their successors are elected or appointed and qualified, provided, however, that any officer may be removed with or without cause by the affirmative vote of a majority of the Board present at a meeting of the Board.

Robert D. Hansen—Chairman and CEO

          Mr. Hansen co-founded Electromed in 1992 and is responsible for the strategic direction and development of the Company. Mr. Hansen is also a co-founder and is President and Chief Executive Officer of Hansen Engine Corporation, a research and development company that provides research and development services to Electromed. Mr. Hansen joined Hansen Engine Corporation in January 1983 and has over forty years of business leadership and investment industry experience. Mr. Hansen devotes approximately 5% of his time attending to matters related to Hansen Engine Corporation where he is primarily responsible for corporate governance matters through his service as a member of Hansen Engine Corporation’s board of directors. He was also the founder and CEO of LockerMate Corporation until January 1995. Mr. Hansen received a BA Degree from Dana College (1964), Masters of Arts Degree from the University of Cincinnati in U.S. History (1966), and a Masters of Divinity Degree (1976) from Luther Theological Seminary. He completed additional graduate studies in U.S. economic history and foreign policy at the University of Cincinnati. In 1996, Mr. Hansen was awarded a Mini-MBA in “Managing Growing Companies” from the University of St. Thomas. Among other attributes, skills, experiences and qualifications, our Board believes that Mr. Hansen’s history with Electromed and management and investment industry experience allow him to make a valuable contribution as a director. Mr. Hansen is the brother of Craig Hansen, one of our directors.

Terry M. Belford, CPA, CMA—Chief Financial Officer

          Mr. Belford joined Electromed in January 2004 as its Chief Financial Officer. Before joining Electromed, Mr. Belford worked for ten years as an independent accountant and consultant, serving clients in the distributing, importing, and manufacturing industries. Prior to that he served for several years as a controller and chief financial officer for both established and start-up companies in the above mentioned industries. Mr. Belford earned a Bachelor of Science degree from the University of Missouri and also holds both CPA and CMA designations. He is a member of the American Institute of Certified Public Accountants, the Minnesota Society of Certified Public Accountants and the Institute of Certified Management Accountants.

Craig Hansen—Director

          Mr. Hansen is the co-founder of Electromed and is the Vice President of Research and Development at Hansen Engine Corporation. Mr. Hansen has been with Hansen Engine Corporation since 1977. He is a graduate of Western Iowa Technical School. He has more than forty patents in several fields with numerous additional patents pending. The patents that Mr. Hansen has assigned to Electromed form the technical basis for the SmartVest System. Mr. Hansen is the brother of Robert Hansen, Electromed’s Chief Executive Officer. Among other attributes, skills, experiences and qualifications, our Board believes that Mr. Hansen’s history with Electromed and considerable experience with research and development in the medical device industry make him uniquely qualified to serve as a director.

Dr. Noel Collis—Director

          Dr. Collis is currently a self-employed physician and has been since 1990. Dr. Collis is a graduate of the University of Minnesota School of Medicine and practices Internal Medicine in Little Falls, Minnesota. Dr. Collis has served on the faculty of the University of South Dakota School of Medicine. Among other attributes, skills, experiences and qualifications, our Board believes that, in addition to the industry relationships that Dr. Collis has developed, his experience in practicing and teaching medicine give him an understanding of the needs of physicians and patients, which makes him uniquely qualified to serve as a director.

Thomas Hagedorn—Director

          Mr. Hagedorn has served for approximately fifteen years as president of various entities in a family of real estate and mortgage companies headquartered in Northern Virginia; namely Premium Financial Services, Premium Realty Ltd., and Premium Title Services, a mortgage company, real estate brokerage company, and title insurance company, respectively. Mr. Hagedorn has also been a founding investor for various start-up ventures, including Hansen Engine Corporation, as well as several energy companies where new technology is a principal factor. Mr. Hagedorn is a former member of the Minnesota State Legislature and the U.S. Congress, representing southe rn Minnesota. Among other attributes, skills, experiences and qualifications, our Board believes that Mr. Hagedorn’s extensive leadership and management experience, as well as his familiarity with the opportunities and challenges related to raising capital and his knowledge of legislative procedures, allow him to make valuable contributions as a director.

Dr. George Winn—Director

          Dr. Winn has practiced dentistry with emphasis upon oral surgery and orthodontics in New Prague, MN for more than forty-three years. He is a graduate of the University of Minnesota School of Dentistry. Dr. Winn has served as an Adjunct Professor in the School of Dentistry where he has offered studies in medical ethics. Among other attributes, skills, experiences and qualifications, our Board believes that, in addition to the industry relationships that Dr. Winn has developed, his education and experience give him insight into the medical device industry, which makes him uniquely qualified to serve as a director.

Director Independence and Board Composition

          We currently have five directors. Our Board of Directors has determined that three of our directors are independent directors, as defined under the applicable regulations of the SEC and the Nasdaq Capital Market, namely Mr. Thomas Hagedorn, Dr. Noel Collis, and Dr. George Winn.

          In determining independence, our Board of Directors considered that Mr. Hagedorn is a director and owns approximately 11% of the outstanding equity of Hansen Engine Corporation, an entity which receives payment from Electromed in exchange for performing research and development services. In addition, our Board of Directors considered that Mr. Hagedorn’s son and Mr. Winn’s son are employees of Electromed and that Electromed purchased a building from Dr. Winn in December 2009 for $555,000. See “Certain Relationships and Related Party Transactions.”

Board Committees

          We have appointed an Audit Committee, a Personnel and Compensation Committee and a Nominating and Corporate Governance Committee. The membership and responsibilities of each committee complies with the listing requirements of the Nasdaq Capital Market, except that Mr. Craig Hansen, who is not “independent” as defined under Nasdaq Rule 5605, is a member of the Nominating and Corporate Governance Committee. In accordance with the listing requirements of the Nasdaq Capital Market, our director nominees will be selected by a majority of independent directors of the board in a vote in which only independent directors participate.

Director Compensation

          The following table provides information regarding compensation paid to and earned by the non-employee directors during fiscal 2009:

Name	Fees Earned or Paid in Cash(1) ($)	All Other Compensation ($)	Total ($)

Craig N. Hansen	$1,500	-	$1,500

Noel D. Collis, MD	$1,000	-	$1,000

Thomas M. Hagedorn	$2,000	-	$2,000

George H. Winn DDS	$2,000	-	$2,000

(1)	In fiscal 2009, each non-employee director was paid $500 for each Board meeting the director attended.

EXECUTIVE COMPENSATION

Executive Compensation Components for Fiscal 2009

          We have two named executive officers, Robert D. Hansen, our Chief Executive Officer, and Terry M. Belford, our Chief Financial Officer. We provide a compensation package to our named executive officers that includes base salary and annual performance-based cash awards. Our named executive officers are also eligible to receive perquisites and to participate in benefit arrangements that are generally available to all salaried employees, such as group life insurance. Historically, we have also periodically awarded our named executive officers with long-term equity incentive grants in the form of warrants. Pursuant to their employment agreements, our executives would be eligible to participate in any employee benefit plan that provided opportunities to earn equity incentive compensation. However, we do not have such a plan in place at the present time.

Base Salary

          In determining the appropriate base salaries for our named executive officers in fiscal 2009, our Personnel and Compensation Committee reviewed individual performance and our operating results during the preceding fiscal year and considered compensation data for medical device manufacturing companies located in the Midwest. The Personnel and Compensation Committee also considered the Chief Executive Officer’s recommendations as to compensation for the Chief Financial Officer. The Personnel and Compensation Committee uses a subjective process to set base salaries and does not specifically weight any factors. Based upon the information reviewed by the Personnel and Compensation Committee, it makes a recommendation with respect to compensation for the Chief Executive Officer and Chief Financial Officer to the Board of Directors, and the Board of Directors sets the compensation for the Chief Executive Officer and Chief Financial Officer based on the information and recommendation provided by the Personnel and Compensation Committee.

          Our Chief Executive Officer earned a base salary of $159,500 during each of our 2009 and 2008 fiscal years. Our Chief Financial Officer earned a base salary of $108,500 during each of our 2009 and 2008 fiscal years.

Incentive Compensation

          In order to provide motivation to our named executive officers, we provide performance-based incentive compensation upon achievement of goals established by the Board of Directors on an annual basis. The incentive component of our executive compensation package is comprised of short-term cash incentive compensation and long-term equity compensation in the form of warrants that typically vest in 20% increments over a 5-year period.

          Cash Incentive Compensation

          For our 2008 fiscal year, our named executive officers were eligible to earn cash incentive compensation in incremental incentives of $5,000 for the Chief Financial Officer and $10,000 for the Chief Executive Officer for each increment of $1 million of revenue in excess of the revenue threshold. Our Chief Executive Officer earned cash incentive compensation of $62,500 for performance during the 2008 fiscal year, and our Chief Financial Officer earned cash incentive compensation of $46,875 for performance during the 2008 fiscal year. For our 2009 fiscal year and for the first nine months of our 2010 fiscal year, our named executive officers were eligible to earn cash incentive compensation of $7,500 for the Chief Financial Officer and $10,000 for the Chief Executive Officer for achieving threshold performance goals, plus incremental incentives of $1,875 for the Chief Financial Officer and $2,500 for the Chief Executive Officer for each increment of $250,000 of revenue in excess of the revenue threshold. Our Chief Financial Officer earned cash incentive compensation of $67,500 for performance during the 2009 fiscal year and our Chief Executive Officer earned cash incentive compensation of $90,000 for performance during the 2009 fiscal year. Cash incentive awards earned by a named executive officer during a fiscal year are paid in bi-monthly installments for the first ten months of the following fiscal year.

          Beginning January 1, 2010, the cash incentive compensation for Messrs. Hansen and Belford is set pursuant to the employment agreements entered into by Messrs. Hansen and Belford. The employment agreements provide that, for the 2010 calendar year, our named executive officers are eligible to receive cash incentive awards upon achievement of sales targets established by the Board of Directors. Mr. Hansen is eligible to receive a cash incentive award equal to $2,500 for each increment of $250,000 of revenue in excess of the revenue threshold. Mr. Belford is eligible to receive a cash incentive award equal to $1,875 for each increment of $250,000 of revenue in excess of the revenue threshold.

          The Board of Directors will set performance goals and related incentive payments for future calendar years on an annual basis.

          Equity Incentive Compensation

          For our 2009 fiscal year, our named executive officers were granted the following warrants:

•

In November 2008, we issued warrants to purchase 35,000 shares of Electromed common stock to Terry M. Belford, our Chief Financial Officer. The warrants vest in annual 20% increments, have a ten-year term, and an exercise price of $3.50 per share.

•

In November 2008, we issued warrants to purchase 35,000 shares of Electromed common stock to Robert D. Hansen, our Chief Executive Officer. The warrants vest in annual 20% increments, have a ten-year term, and an exercise price of $3.50 per share.

          For our 2010 fiscal year, we have not issued any warrants to our named executive officers.

Perquisites and Other Benefits

          We believe that providing perquisites to our named executive officers is beneficial because it improves our ability to retain qualified leaders and is consistent with the practice of similarly-sized companies in our industry. Our named executive officers are eligible to participate in our group health and life insurance plans and receive matching contributions to a 401(k) plan, which are benefits that are generally available to all of our salaried employees. The goal of these programs is to promote health and welfare benefits. In addition, we provide an automobile to our Chief Executive Officer and make monthly automobile lease payments on behalf of our Chief Financial Officer. The aggregate annual value of these perquisites was less than $10,000 for the last completed fiscal year. We also provide life insurance policies of at least $1,000,000 for the benefit of our Chief Executive Officer’s estate.

Employment Agreements for our Named Executive Officers

          Prior to January 1, 2010, Robert D. Hansen, our Chief Executive Officer, was employed pursuant to an Executive Employment Agreement dated January 3, 2005 (the “2005 Employment Agreement”), which was subject to annual renewal by our Board of Directors. The 2005 Employment Agreement provided for an initial base salary of $89,500, cash incentive awards upon achievement of annual revenue and net income goals established by the Board of Directors, and equity incentive awards in the form of warrants upon achievement of annual revenue goals established by the Board of Directors. The 2005 Employment Agreement also provided that Electromed would pay the premiums on health and life insurance policies for Mr. Hansen for the term of the agreement, and would pay the premiums on life insurance policies for each of Mr. Hansen’s three adult children, in each case for the benefit of the recipient’s estate or another beneficiary chosen by the recipient.

          Effective January 1, 2010, we entered into a new employment agreement with Mr. Hansen (the “2010 Employment Agreement”), which superseded the 2005 Employment Agreement. The 2010 Employment Agreement has an initial term of three years (the “Initial Term”), with automatic renewal for one-year periods (each a “Renewal Term,” together, the “Renewal Terms”) unless written notice of non-renewal is provided by us or Mr. Hansen at least 90 days prior to the anniversary date of agreement, and subject to earlier termination as described below. Mr. Hansen receives an initial base salary of $209,000 per calendar year pursuant to the 2010 Employment Agreement, subject to annual review and adjustment by our Board of Directors. Pursuant to the 2010 Employment Agreement, Mr. Hansen is also eligible to receive cash incentive compensation, is entitled to the severance payments described below upon termination without cause or resignation upon a change of control of Electromed, and is entitled to maintain, at Electromed’s expense, life insurance policies of at least $1,000,000 for the benefit of his estate.

          Effective January 1, 2010, we entered into an employment agreement with Terry M. Belford to serve as our Chief Financial Officer. Prior to January 1, 2010, the terms of Mr. Belford’s employment were set by our Board of Directors on an annual basis. Mr. Belford’s employment agreement has an initial term of three years (the “Initial Term”), with automatic renewal for one-year periods (each a “Renewal Term,” together, the “Renewal Terms”) unless written notice of non-renewal is provided by us or Mr. Belford at least 90 days prior to the anniversary date of agreement, and subject to earlier termination as described below. Mr. Belford receives an initial base salary of $146,000 per calendar year pursuant to his employment agreement, subject to annual review and adjustment by our Board of Directors. Mr. Belford is also eligible to receive cash incentive compensation and is entitled to the severance payments described below upon termination without cause or resignation upon a change of control of Electromed.

          The employment agreements with Messrs. Hansen and Belford are terminable by us at any time for any reason. If Messrs. Hansen or Belford are terminated by us without cause prior to the expiration of the Initial Term or any subsequent Renewal Term or if they resign without cause within six months of a change of control of the Company, Electromed would be required to pay severance pursuant to each employment agreement. With respect to a termination without cause, the amount of the severance payment would be equal to the base salary of the executive then in effect. With respect to a resignation upon a change in control, the amount of the severance payment would be equal to the sum of two times (2x) the annual base salary then in effect. In each instance, the executive would also be entitled to a pro rata portion of any earned but unpaid incentive compensation at the time of termination and would, in order to receive the severance and continued benefits, be required to sign a release of claims against us, return all property owned by Electromed and agree not to disparage us.

          The employment agreements define “cause” as gross misconduct which damages Electromed; fraud, misappropriation, or embezzlement by the employee; conviction of a felony crime or a crime of moral turpitude; unethical conduct in the course of employment; or a material breach of the employment agreement. The employment agreements define “change of control” as: (i) a change in ownership, which is deemed to have occurred in the event one person, or more than one person acting as a group, acquires more than 50% of the total fair market value or total voting stock of Electromed; (ii) a change in effective control, which is deemed to have occurred when one person, or more than one person acting as a group, acquires ownership of stock of Electromed possessing 30% of more of the total voting power of the stock, or a majority of members of Electromed’s Board of Directors is replaced during any 12-month period; and/or (iii) a change in ownership of a substantial portion of the assets of Electromed, which is deemed to have occurred when one person, or more than one person acting as a group, acquires assets from Electromed that have a total gross fair market value equal to or greater then 40% of the total gross fair market value of all of the assets of Electromed before the acquisition.

          Each of our executives has also entered into Non-Competition, Non-Solicitation, and Confidentiality Agreements (the “Confidentiality Agreements”). Pursuant to the Confidentiality Agreements, each of Messrs. Hansen and Belford agree to protect confidential information of Electromed and to return all confidential information and property of Electromed upon termination of employment for any reason, and that they will not compete with Electromed or solicit customers or business contacts of Electromed during the term of the agreement and for a period of 12 months after termination, for any reason. In addition, the executives agreed that they would inform any potential new employer of their obligations under the Confidentiality Agreement before accepting new employment.

Summary Compensation Table

          The following table provides information regarding the compensation earned during fiscal 2009 and fiscal 2008 by our named executive officers:

Name and principal position	Year	Salary ($)(1)	Option awards ($)		Non-equity incentive plan compensation ($)	All other compensation ($)		Total ($)
Robert D. Hansen	2009	159,500	75,529	(2)	90,000	15,440	(3)(4)	340,469
Chief Executive
Officer
	2008	159,500	—		62,500	13,740	(4)(5)	235,740

Terry Belford	2009	108,500	75,529	(2)	67,500	6,594	(6)	258,123
Chief Financial
Officer
	2008	108,500	—		48,785	5,140	(7)	162,425

(1)	Amounts shown are not reduced to reflect the named executive officers’ elections, if any, to contribute portions of their salaries to 401(k) plans.

(2)

Represents the grant date fair value of warrants awarded during the fiscal year ended June 30, 2009, in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation, for outstanding performance-based option awards. The assumptions used to determine the valuation of the 2009 warrant awards are discussed in Note 7 to our consolidated financial statements.

(3)	Includes a C ompany match of $8,880 to Mr. Hansen’s 401(k) plan.

(4)	Includes life insurance premiums paid on three separate life insurance policies for the benefit of Mr. Hansen’s estate, the premiums of which total $6,560 annually.

(5)	Includes a C ompany match of $7,180 to Mr. Hansen’s 401(k) plan.

(6)	Includes a C ompany match of $6,594 to Mr. Belford’s 401(k) plan.

(7)	Includes a C ompany match of $5,140 to Mr. Belford’s 401(k) plan.

Outstanding Equity Awards at June 30, 2009

          The following table sets forth certain information regarding equity awards granted to our named executive officers outstanding as of June 30, 2009:

	Option awards

Name	Number of securities underlying unexercised options (#) Exercisable(1)		Number of securities underlying unexercised options (#) Unexercisable(1)		Option exercise price ($)	Option expiration date
Robert D. Hansen	100,000	(5)	—		$3.00	1/17/2011
	1,800	(2)	—		$3.00	N/A
	—		35,000	(3)	$3.50	11/24/2018
Terry Belford	12,000	(4)			$2.00	N/A
	12,000				$2.00	1/3/2011
	12,000		—		$2.00	1/1/2012
	—		35,000	(3)	$3.50	11/24/2018

(1)	The Exercisable and Unexercisable options are denominated as warrants to purchase common stock of the Company.

(2)

Exercised August 18, 2009 for a per share price of $2.50, pursuant to an arrangement which allowed all warrant holders who had been issued warrants in connection with certain convertible notes to exercise such warrants at the reduced price.

(3)	The option vests ratably on November 24 of each year from Fiscal Years 2010 – 2014, and expires on November 24, 2018.

(4)	Exercised November 17, 2009.

(5)	Exercised June 4, 2010.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

          Described below are transactions and series of similar transactions that have occurred during this fiscal year, our last fiscal year, or the two fiscal years preceding our last fiscal year, to which we were or are a party in which:

•	the amounts involved exceeded the lesser of $120,000 or one percent of the average of our total assets at year end for our last two completed fiscal years; and

•	a director, executive officer, beneficial owner of more than 5% of any class of our voting securities or any member of their immediate family had or will have a direct or indirect material interest.

          We obtain engineering services from Hansen Engine Corporation (d/b/a Hansen Engine Technologies, Inc.) (“Hansen Engine”) pursuant to a Letter Agreement dated February 16, 2010 (the “2010 Agreement”). Robert Hansen, our Chief Executive Officer, is the President, Chief Executive Officer and Chairman of the Board of Directors of Hansen Engine and owns approximately 11% of that entity’s outstanding common stock. Mr. Hansen devotes approximately 5% of his time attending to matters related to Hansen Engine Corporation where he is primarily responsible for corporate governance matters through his service as a member of Hansen Engine’s board of directors. In addition, Craig Hansen, a member of our Board of Directors and the brother of Robert Hansen, and Thomas Hagedorn, a member of our Board of Directors, are each a director of Hansen Engine and own approximately 12% and 11%, respectively, of that entity’s outstanding common stock. The 2010 Agreement provides that Hansen Engine will perform research and development work , primarily relating to the improvement of device performance of the SmartVest System, in exchange for a monthly fee of $ 30,000. The initial term of the 2010 Agreement expires in June 2010, but it has been extended for an additional six months . During our 2009, 2008, and 2007 fiscal years, and for the nine months ended March 31, 2010, expenses incurred to Hansen Engine were approximately $115,000, $70,000, $59,000 and $ 175,000, respectively, pursuant to prior agreements for research and development , which expenses are reflected in our consolidated statement of operations as research and development expenses. The 2010 Agreement provides that all design outputs will be the property of Electromed and that all patents that result from work performed pursuant to the agreement must be assigned to us. Such assignments are effected in writing pursuant to our standard form of patent assignment .

          From May 2006 through December 2009, we leased a 5,000 square-foot building from George Winn, a member of our Board of Directors. Our monthly lease payment for the building was approximately $7,000 until we bought the building for $555,000 on December 9, 2009. We also purchased an approximately 1.25 acre parcel of land adjacent to our original campus in March 2008, from Wil/Win Investments LLC, an entity in which Dr. Winn has a 50% equity interest, in exchange for shares of Electromed common stock valued at approximately $105,000.

          In March 2008, we sold 87,000 shares of common stock to Dr. George H. Winn, a member of our Board of Directors, in a private placement for cash consideration of $304,500.

          On March 2, 2010, we purchased from Robert D. Hansen, our Chief Executive Officer and a member of our Board of Directors, the non-controlling interest in Electromed Financial, LLC, a Minnesota limited liability company (“Electromed Financial”) that was our majority-owned subsidiary. The purchase price for Mr. Hansen’s interest in Electromed Financial was $ 125,000 and accounted for as an equity transaction. Electromed Financial is now our wholly-owned subsidiary. Electromed Financial was formed on May 23, 2002 to assist in raising capital from outside investors and may be engaged to support other financial-related objectives of the Company .

PRINCIPAL SHAREHOLDERS AND MANAGEMENT SHAREHOLDINGS

          The following table sets forth certain information with respect to the beneficial ownership of our outstanding common stock by (i) each of our named executive officers; (ii) each of our directors; and (iii) all of our executive officers and directors as a group. We are not aware of any beneficial owners of more than 5% of our common stock who are not executive officers or directors.

          The percentage ownership information shown in the table is based upon 6,187,885 shares outstanding as of June 10, 2010, and, with respect to beneficial ownership after the offering, the issuance of shares in this offering. The percentage ownership information assumes no exercise of the underwriter’s over-allotment option.

          Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Except as otherwise noted below, the address for each person or entity listed in the table is c/o Electromed, Inc., 500 Sixth Avenue NW, New Prague, Minnesota 56071.

		Percentage of the Class Beneficially Owned
Name	Number of Shares Beneficially Owned	Before this Offering	After this Offering

Robert D. Hansen(1)	603,355	9.74%

Terry M. Belford, CPA, CMA(2)	45,000	*

Craig N. Hansen	531,000	8.59%

Noel D. Collis, MD	487,666	7.88%

Thomas M. Hagedorn	849,250	13.72%

George H. Winn, DDS	530,208	8.57%

Executive Officers and Directors as a Group (6 persons)(3)	3,046,479	49.23%

* Indicates ownership of less than 1%.

(1)

Includes 7,000 shares which may be purchased upon exercise of warrants by Mr. Hansen that were exercisable as of June 10, 2010, or within 60 days of such date, 100,000 shares of Electromed common stock pledged pursuant to a lending arrangement and 65,000 shares of Electromed common stock pledged as collateral under a secured promissory note.

(2)	Includes 31,000 shares which may be purchased upon exercise of warrants by Mr. Belford that were exercisable as of June 10, 2010, or within 60 days of such date.

(3)	Includes 38,000 shares which may be purchased upon exercise of warrants that were exercisable as of June 10, 2010, or within 60 days of such date.

DESCRIPTION OF CAPITAL STOCK

          As of March 31, 2010, there were 206 shareholders of record of our common stock. Our authorized capital stock consists of 10,000,000 shares of common stock. The common stock has no par value, except for the purpose of taxes or fees based on par value, in which case it is equal to $0.01 per share. Our Articles of Incorporation permit us to establish the rights, privileges, preferences and restrictions, including voting rights, of future series of common stock and to issue such stock without approval from our shareholders. The rights of holders of our common stock may suffer as a result of the rights granted to holders of preferred stock that may be issued in the future. In addition, we could issue preferred stock to prevent a change in control of our company, depriving common shareholders of an opportunity to sell their stock at a price in excess of the prevailing market price.

          The following summarizes important provisions of our capital stock and describes all material provisions of our certificate of incorporation and bylaws. This summary is qualified by our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by applicable provisions of law, including the Minnesota Business Corporation Act.

Common Stock

          No outstanding share of common stock is entitled to preference over any other share, and each share is equal to any other share in all respects. Holders of the common stock are entitled to one vote for each share held of record at each meeting of shareholders. In any distribution of capital assets, such as liquidation, whether voluntary or involuntary, holders of the common stock are entitled to receive pro rata the assets remaining after creditors have been paid in full and after payment of the liquidation preference of all classes and series of preferred stock outstanding. Holders of shares of common stock have no preemptive rights.

Undesignated Shares

          The Board of Directors may by resolution and without shareholder approval establish from the common shares different classes or series of shares (including classes or series of preferred stock), with such designations, voting power, preferences, rights qualifications, limitations, restrictions, dividends, time and prices of redemption, and conversion rights as the Board of Directors may establish. The issuance of such capital stock could adversely affect the rights and voting power of holders of common stock, entitle holders to greater liquidation preferences or Board representation than holders of our common stock or prevent or delay a change in control. No shares of preferred stock will be outstanding upon the closing of this offering.

Warrants

          As of March 31, 2010, the following warrants to purchase common stock are outstanding:

•	34,000 shares at $2.00 per share, 22,000 of which expire in 2011 and 12,000 of which expire in 2012;

•	207,767 shares at $3.00, 15,000 of which expire in 2010, 110,000 of which expire in 2011, 37,500 of which expire in 2012, and 45,267 of which expire in 2015;

•	322,800 shares at $3.50, 5,000 of which expire in 2010, 10,000 of which expire in 2011, 20,000 of which expire in 2012, and 287,800 of which expire in 2018; and

•	25,000 shares at $4.50 per share, 20,000 of which expire in 2013, 5,000 of which expire in 2014.

Registration Rights

          As of March 31, 2010, there were no holders of common stock entitled to registration rights. Holders of warrants to purchase an aggregate of 481,800 shares of common stock are entitled to receive notice if our Board of Directors authorizes us to file a registration statement on Form S-1 under the Securities Act. Pursuant to the agreements governing these warrants, the holders may request that the shares underlying their warrants be included in our registration statement. Other than with respect to shares held by affiliates, registration of these shares would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement. However, the impact of any registration statement would be minimal, because such shares would also be freely tradable by non-affiliates under Rule 701 of the Securities Act beginning ninety days after effectiveness of this registration statement. We have the discretion to deny any and all requests for participatory registration.

Anti-Takeover Provisions

          Several provisions of the Minnesota Business Corporation Act (“MBCA”) and our Articles of Incorporation and Bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest; and the removal of incumbent officers and directors.

          Issuance of Preferred Stock

          Under the terms of our Articles of Incorporation, all authorized and unissued shares of our capital stock are subject to redesignation by the Board of Directors. Our Board of Directors has the authority to establish the terms of authorized shares and issue such shares in one or more classes or series of preferred or other capital stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

          Prohibitions on Business Combinations

          Minnesota law prohibits certain “business combinations” between a Minnesota corporation with at least 100 shareholders, or a publicly-held corporation that has at least 50 shareholders, and an “interested shareholder” for a four-year period following the share acquisition date by the interested shareholder, unless certain conditions are satisfied or an exemption is found. An “interested shareholder” is generally defined to include a person who beneficially owns at least 10% of the votes that all shareholders would be entitled to cast in an election of directors of the corporation. The MBCA also limits the ability of a shareholder who acquires beneficial ownership of more than certain thresholds of the percentage voting power of a Minnesota corporation, starting at 20%, from voting those shares in excess of the threshold unless such acquisition has been approved in advance by a majority of the voting power held by shareholders unaffiliated with such shareholder. Minnesota law provides that during any tender offer a publicly-held corporation may not enter into or amend an agreement, whether or not subject to contingencies, that increases the current or future compensation of any officer or director. In addition, under Minnesota law, a publicly-held corporation is prohibited from purchasing any voting shares owned for less than two years from a 5% shareholder for more than the market value of the shares unless the transaction has been approved by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote or unless the corporation makes a comparable offer to all holders of shares of the class or series of stock held by the 5% shareholder and to all holders of any class or series into which such securities may be converted. We have not opted out of these provisions.

          Election and Removal of Directors

          Our Articles of Incorporation do not provide for cumulative voting in the election of directors. The MBCA also provides that directors elected by our shareholders may be removed only upon the affirmative vote of the holders of at least a majority of the outstanding shares of our common stock entitled to vote for such directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

          Restriction on Control Share Acquisitions

          The MBCA contains a control share acquisition statute that requires disinterested shareholder approval for certain transactions. The control share acquisition statute applies only if: the person acquiring the shares is an “acquiring person” which is a person (whether an individual or an entity) who acquires, owns or votes the “issuing public corporation’s” stock; the acquisition constitutes a “control share acquisition” which occurs when the “acquiring person’s” ownership exceeds certain designated percentages; and the shares acquired are shares of any “issuing public corporation” which is a corporation organized under the laws of the state of Minnesota which has at least 100 shareholders of record, or public reporting corporation which has at least 50 shareholders of record.

          The Minnesota control share acquisition statute applies unless the “issuing public corporation” opts out of the statute in its articles of incorporation or bylaws which are approved by its shareholders. We have not opted out of such provisions. Under Minnesota law, a “control share acquisition” does not include, among other things, the following: an acquisition under Minnesota Statutes relating to mergers, statutory share exchanges and sales of substantially all assets if the issuing public corporation is a party to the transaction; an acquisition from the issuing public corporation; and an acquisition pursuant to a cash offer for all of the issuing corporation’s voting stock which has been approved by a majority vote of the members of a committee comprised of all of the disinterested members of the Board of Directors which was formed prior to the commencement or public announcement of the intent to commence, of the tender offer and pursuant to which the acquiring persons will become the owner of over 50% of the voting stock of the “issuing public corporation” outstanding at the time of the transaction.

Nasdaq Capital Market Listing

          We intend to apply for listing of our common stock on the Nasdaq Capital Market under the symbol ELMD.

Registrar and Transfer Agent

          The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services.

SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering, there was no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock. Sales of substantial amounts of our common stock in the public market could adversely affect the market prices of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

          Upon completion of this offering, based on our outstanding shares as of March 31, 2010, and assuming no exercise of outstanding warrants, we will have outstanding an aggregate of           shares of our common stock ( shares if the underwriter’s over-allotment option is exercised in full). Of these shares, all of the shares sold in this offering (plus any shares sold as a result of the underwriter’s exercise of the over-allotment option) will be freely tradable without restriction or further registration under the Securities Act, unless those shares are purchased by our affiliates as that term is defined in Rule 144 under the Securities Act.

          The remaining shares of common stock held by our existing shareholders after this offering, which would equal 6,082,885 shares as of March 31, 2010, will be “restricted securities” under Rule 144. All of these restricted securities will be subject to transfer restrictions following the date of this prospectus pursuant to the lock-up agreements described below. Upon expiration of the transfer restriction period set forth in the lock-up agreements, we expect that all of the shares will be eligible for resale under Rule 144, with the shares held by affiliates being subject to volume limitations. Restricted securities may be sold in the public market only if they have been registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act.

Lock-up Agreements

          All of our officers, directors, and holders of   shares of our common stock have entered into lock-up agreements pursuant to which they have agreed, subject to limited exceptions, not to offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock. The lock-up agreements executed by our officers, directors, and holders of 5% or more of our outstanding common stock prior to this offering restrict the foregoing transactions by such persons for a period of twelve months from the date of this prospectus. Lock-up agreements executed by holders of          shares of our common stock restrict such transactions for a period of six months from the date of this prospectus. In each case, exceptions to the lock-up period are subject to the prior written consent of Feltl and Company, Inc. After the lock-up period expires, the shares may be sold, subject to applicable securities laws. See “Underwriting – Lock-Up and Related Agreements.”

Rule 144

          In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person may sell shares of our common stock that are deemed restricted securities under Rule 144 if the person has beneficially owned the shares for at least six months and the number of shares sold by that person within any three-month period does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

          In addition to the above requirements, sales under Rule 144 are also subject to the availability of current public information about us and, for persons who are or have been affiliates during the three months preceding the sale, manner of sale provisions and notice requirements.

          A person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than an “affiliate,” is entitled to sell those shares without complying with the manner of sale, current public information, volume limitation or notice provisions of Rule 144.

Rule 701

          Rule 701 generally allows a shareholder who purchased shares of our common stock pursuant to a written compensatory plan or written agreement relating to compensation and who is not deemed to have been an affiliate of our company to sell these shares in reliance upon Rule 144, without being required to comply with the public information or holding period provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait 90 days after the date of this prospectus before selling shares pursuant to Rule 701. We are unable to estimate the number of shares that will be sold under Rules 144 or 701 because that number will depend on the market price for the common stock, the personal circumstances of the sellers and other factors.

Warrants

          As of March 31, 2010, warrants to purchase a total of 589,567 shares of our common stock were outstanding. These warrants have a weighted average exercise price of $3.28 and expire between May 1, 2010 and November 25, 2018.

Registration Rights

          As of March 31, 2010, no holders of our common stock were entitled to obligate us to register those shares for sale in the public market. Holders of warrants to purchase an aggregate of 481,800 shares of common stock are entitled to receive notice if our Board of Directors authorizes us to file a registration statement on Form S-1 under the Securities Act and may request that the shares underlying their warrants be included in our registration statement; however, we have the discretion to deny any and all requests for participatory registration. See “Description of Capital Stock – Registration Rights.”

UNDERWRITING

          Under the terms and subject to the conditions in an Underwriting Agreement dated                              , 2010, we have agreed to sell to Feltl and Company, Inc., as underwriter,           shares of our common stock.

          Under the terms and subject to the conditions of such Underwriting Agreement, the underwriter has agreed to purchase such shares at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. The Underwriting Agreement provides that the underwriter’s obligation to purchase such shares is subject to approval of legal matters by counsel and to the satisfaction of other conditions. The underwriter is obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if it purchases any shares.

Commissions, Discounts and Expenses

          The underwriter proposes to offer the shares to the public at the public offering price set forth on the cover page of this prospectus. The underwriter may offer the shares to securities dealers at the price to the public less a concession of not in excess of $       per share. After the shares are released for sale to the public, the underwriter may vary the offering price and other selling terms from time to time.

          The following table shows the per share and total underwriting discounts , commissions , and expenses that we are to pay to the underwriter in connection with this offering. These amounts are shown assuming no exercise and full exercise of the underwriter’s over-allotment option to purchase additional shares.

	No Exercise			Full Exercise
	Per Share	Total		Per Share	Total
Underwriting discount and commissions(1)	$	$		$	$
Non-accountable expense allowance (2)	$	$		$	$
Accountable expense allowance (3)	$		$10,000	$		$10,000
Underwriter’s counsel fees (3)	$		$125,000	$		$125,000

(1)

The foregoing table does not include the fair value of the warrant to be issued to the underwriter in connection with this offering, which is described below. We estimate the fair value of such warrant will be approximately $            (or $            if the over-allotment option is exercised in full).

(2)

Includes a $50,000 advance which will be returned in the event the offering is terminated, except to the extent of any actual out-of-pocket expenses incurred. The non-accountable expense allowance represents an amount equal to 2% of the gross offering proceeds , excluding any proceeds from the exercise of the underwriter’s over-allotment option. Such allowance is payable to the underwriter in respect of expenses that need not be itemized .

(3)	All accountable expenses reimbursable to the underwriter, including the underwriter’s counsel fees, are limited to $135,000.

           We estimate that our total expenses of the offering will be approximately $            , in addition to the underwriting discounts, commissions, and expenses disclosed in the foregoing table .

Warrant

          As additional underwriting compensation, we have agreed to issue to the underwriter a warrant (the “Underwriter’s Warrant”) to purchase a number of shares of common stock equal to 10% of the shares sold by us in this offering, meaning          shares (or          shares if the underwriter’s over-allotment option is exercised in full). The Underwriter’s Warrant is not exercisable during the first year after the date of the final prospectus related to this offering and thereafter is exercisable at a price per share equal to 120 % of the offering price set forth on the cover of this prospectus for a period of four years. The Underwriter’s Warrant contains customary anti-dilution provisions . The Underwriter’s Warrant also provides for (i) one demand registration of the shares of common stock underlying the warrants during the five year period after the date of the final prospectus related to this offering and (ii) unlimited “piggyback” registration rights with respect to the underlying shares of common stock during the seven year period after the date of the final prospectus related to this offering. Any such demand or piggyback registration will be at our sole expense, exclusive of certain underwriting fees, discounts and non-accountable expenses related to the registration and fees of counsel retained by the warrant holder . The Underwriter’s Warrant also includes a “cashless” exercise provision entitling the underwriter to surrender a portion of the underlying common stock that has a value equal to the aggregate exercise price, in lieu of paying cash upon exercise. The Underwriter’s Warrant and the underlying shares may not be sold, transferred, assigned , pledged or hypothecated or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the Underwriter’s Warrant or the underlying shares for a period of one year from the date of the final prospectus related to this offering, except (i) to the underwriter or to the officers or partners of the underwriter, provided that any portion of the Underwriter’s Warrant or the underlying shares so transferred shall remain subject to the previously mentioned one-year restriction for the remainder of such one-year restriction period and (ii) in any sale of underlying shares in accordance with the underwriter’s demand and piggyback registration rights in a firm commitment underwritten public offering of common stock that closes at least 180 days from the date of the final prospectus relating to this offering.

Over-Allotment Option

          We have granted to the underwriter an option, exercisable not later than 45 days after the date of the final prospectus related to this offering, to purchase up to an aggregate of additional shares at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. The underwriter may exercise this option only to cover over-allotments, if any, made in connection with the sale of shares offered hereby.

Lock-Up and Related Agreements

          Except as noted below, our directors, executive officers and certain shareholders have agreed with the underwriter that for the duration of a defined lock-up period, they will not offer, sell, assign, transfer, pledge, contract or sell or otherwise dispose of or hedge any of our shares of common stock. The lock-up period is defined as twelve months following the date of the final prospectus related to this offering for directors, executive officers, and shareholders who beneficially own 5% or more of our outstanding common stock prior to this offering, and six months following the date of the final prospectus related to this offering for all other shareholders who held shares of our common stock prior to this offering. We have entered into a similar agreement with the underwriter that we will not issue additional shares of common stock (with the exception of shares pursuant to the over-allotment option) before the end of the twelve-month period following the date of the final prospectus related to this offering, other than with respect to our issuing shares pursuant to employee benefit plans, qualified option plans or other employee compensation plans already in existence, or pursuant to currently outstanding warrants or other rights to acquire shares of our common stock. The underwriter may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in such agreements. In determining whether to release shares from the restrictions, the underwriter may consider, among other factors, the financial circumstances applicable to a director’s, executive officer’s or shareholder’s request to release shares and the number of shares that such director, executive officer or shareholder requests to be released. There are no agreements between the underwriter and us or any of our directors, executive officers or the shareholders subject to these agreements releasing us or them from such agreements before the expiration of the applicable lock-up period.

Indemnification Provisions

          We have agreed to indemnify the underwriter against certain liabilities, including civil liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement, or to contribute to payments that the underwriter may be required to make in respect of any such liabilities.

Offering Price Determination

          Prior to the offering, there was no established trading market for our common stock. The initial public offering price for the shares of common stock offered by this prospectus will be arbitrarily determined by negotiations between us and the underwriter and may bear no relationship to our earnings, book value, net worth or other financial criteria of value and may not be indicative of the market price for our common stock after this offering. Among the factors to be considered in determining the public offering price will be our future prospects and those of our industry in general and certain financial and operating information of companies similar to ours. After completion of this offering, the market price of the common stock will be subject to change as a result of market conditions and other factors. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Stabilization; Short Positions and Penalty Bids

          In connection with this offering, the underwriter may purchase and sell shares of common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales, stabilizing transactions and passive market making in accordance with Regulation M under the Exchange Act. Short sales by the underwriter involve the sale by the underwriter of a greater number of shares than it is required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriter’s option to purchase additional shares from us in the offering pursuant to its over-allotment option. The underwriter may close out any covered short position by either exercising its option to purchase additional shares through the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase additional shares through the over-allotment option. “Naked” short sales are any short sales of shares in excess of the shares the underwriter may purchase pursuant to the over-allotment option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriter in the open market prior to the completion of the offering. In passive market making, the underwriter may, subject to certain limitations, make bids for or purchases of the shares o common stock until the time, if any, at which a stabilizing bid is made.

          Stabilizing transactions to cover short sale positions may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be commenced and discontinued at any time.

Listing of Common Stock

           We intend to apply to list our common stock for quotation on the Nasdaq Capital Market under the symbol “ELMD.”

Discretionary Accounts

          The underwriter has advised us that it does not intend to confirm sales of the shares to discretionary accounts.

LEGAL MATTERS

          The validity of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by Fredrikson & Byron, P.A. The underwriter has been represented in connection with this offering by Faegre & Benson LLP.

EXPERTS

          The financial statements of Electromed, Inc. and Subsidiary included in this prospectus for each of the two fiscal years ended June 30, 2009 and 2008 have been so included in reliance on the report of McGladrey & Pullen, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and the common stock to be sold in this offering, you should refer to the registration statement and its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document filed as an exhibit to the registration statement or such other document, each such statement being qualified in all respects by such reference. On the closing of this offering, we will be subject to the informational requirements of the Securities Exchange Act and will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. We anticipate making these documents publicly available, free of charge, on our website as soon as reasonably practicable after filing such documents with the SEC.

          You can read the registration statement and our future filings with the SEC over the Internet at the SEC’s website at www.sec.gov. You may request copies of the filing, at no cost, by telephone at (952) 758-9299 or by mail at Electromed, Inc., 500 Sixth Avenue NW, New Prague, Minnesota 56071. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Electromed, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of Electromed, Inc. and Subsidiary as of June 30, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Electromed, Inc. and subsidiary as of June 30, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, on July 1, 2009, the Company changed its method of accounting for noncontrolling interest in its subsidiary.

/s/ McGladrey & Pullen, LLP

Minneapolis, Minnesota
April 30, 2010

Electromed, Inc. and Subsidiary

Consolidated Balance Sheets
June 30, 2009 and 2008 and March 31, 2010 (Unaudited)

	June 30		March 31,
	2009	2008	2010
			(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$361,916	$1,441,625	$534,854
Accounts receivable (net of allowances for doubtful accounts of $45,000, $35,000 and $45,000, respectively)	6,348,146	3,929,481	6,902,030
Inventories	1,178,689	849,508	1,253,301
Prepaid expenses and other current assets	167,272	165,710	204,471
Deferred income taxes	357,000	159,000	438,000
Total current assets	8,413,023	6,545,324	9,332,656

Property and equipment, net	2,731,269	2,275,650	2,667,654
Finite-life intangible assets, net	228,783	183,658	842,148
Deferred income taxes	-	360,000	-

Deferred offering costs	-	-	385,448
Other assets	88,023	30,965	153,292
Total assets	$11,461,098	$9,395,597	$13,381,198

Liabilities and Stockholders’ Equity

Current Liabilities
Revolving line of credit	$-	$-	$1,268,128
Current maturities of long-term debt	392,251	370,984	419,714
Accounts payable	426,320	339,278	685,328
Accrued compensation	541,125	244,404	653,592
Commissions payable	71,002	1,193,866	40,171
Other accrued liabilities	333,131	478,639	664,978
Income tax payable	334,031	-	485,904
Total current liabilities	2,097,860	2,627,171	4,217,815

Long-term debt, less current maturities	3,167,496	2,727,407	2,089,492
Deferred income taxes	137,000	-	65,000
Total liabilities	5,402,356	5,354,578	6,372,307

Commitments and Contingencies (Note 9)

Stockholders’ Equity
Electromed, Inc. stockholders’ equity:
Common stock, $0.01 par value; authorized: 10,000,000 shares; issued and outstanding: 6,047,152, 5,880,911 and 6,082,885 shares, respectively	60,472	58,809	60,829
Additional paid-in capital	6,201,636	5,540,922	6,303,337
Retained earnings (deficit)	(118,465)	(1,451,371)	727,225
Common stock subscriptions receivable for shares outstanding of 53,500, 47,333 and 45,000, respectively	(91,500)	(111,999)	(82,500)
Total Electromed, Inc. stockholders’ equity	6,052,143	4,036,361	7,008,891

Noncontrolling interest	6,599	4,658	-
Total stockholders’ equity	6,058,742	4,041,019	7,008,891
Total liabilities and stockholders’ equity	$11,461,098	$9,395,597	$13,381,198

See Notes to Consolidated Financial Statements.

Electromed, Inc. and Subsidiary

Consolidated Statements of Operations
Years Ended June 30, 2009 and 2008 and
Nine Months Ended March 31, 2010 and 2009 (Unaudited)

	Years Ended June 30		Nine Months Ended March 31
	2009	2008	2010	2009
			(Unaudited)
Net revenues	$12,998,627	$8,752,129	$10,679,680	$9,510,163
Cost of revenues	3,340,041	2,147,045	2,844,292	2,436,409
Gross profit	9,658,586	6,605,084	7,835,388	7,073,754

Operating expenses
Selling, general and administrative	6,845,106	5,999,620	5,874,743	4,824,689
Research and development	357,871	271,241	445,463	244,630
Total operating expenses	7,202,977	6,270,861	6,320,206	5,069,319

Operating income	2,455,609	334,223	1,515,182	2,004,435

Interest expense, net of interest income of $8,746, $24,816, $ 4,976 and $ 6,610, respectively	270,446	476,874	165,294	194,852
Net income (loss) before income taxes	2,185,163	(142,651)	1,349,888	1,809,583

Income tax (expense) benefit	(830,000)	427,000	(487,000)	(655,000)
Net income	1,355,163	284,349	862,888	1,154,583

Less: Net income attributable to noncontrolling interest	(22,257)	(16,497)	(17,198)	(15,658)
Net income attributable to Electromed, Inc.	$1,332,906	$267,852	$845,690	$1,138,925

Earnings per share attributable to Electromed, Inc. common shareholders:
Basic	$0.22	$0.05	$0.14	$0.19
Diluted	0.22	0.04	0.14	0.19

Weighted-average Electromed, Inc. common shares Outstanding:
Basic	5,987,383	5,437,486	6,072,256	5,968,731
Diluted	6,020,458	6,454,538	6,113,717	6,008,439

See Notes to Consolidated Financial Statements.

Electromed, Inc. and Subsidiary

Consolidated Statements of Stockholders’ Equity
Years Ended June 30, 2008 and 2009
Nine Months Ended March 31, 2010 (Unaudited)

	Electromed, Inc.
			Additional Paid-in Capital	Retained Earnings (Deficit)	Common Stock Subscriptions Receivable		Noncontrolling Interest	Total Stockholders’ Equity
	Common Stock
	Shares	Amount

Balance at June 30, 2007	5,193,453	$51,935	$3,408,532	$(1,719,223)		$-	$4,861	$1,746,105
Net income	-	-	-	267,852		-	16,497	284,349
Issuance of common stock upon conversion of notes payable	388,341	3,883	1,161,117	-		-	-	1,165,000
Sale of common stock	117,715	1,177	410,824	-		-	-	412,001
Issuance of common stock for acquisition of land	35,000	350	104,650	-		-	-	105,000
Issuance of common stock for warrants exercised with subscription notes	47,333	473	111,526	-		(111,999)	-	-
Issuance of common stock upon exercise of warrants	99,069	991	276,413	-		-	-	277,404
Distributions paid to holders of noncontrolling interest	-	-	-	-		-	(16,700)	(16,700)
Share-based compensation expense	-	-	67,860	-		-	-	67,860

Balance at June 30, 2008	5,880,911	58,809	5,540,922	(1,451,371)		(111,999)	4,658	4,041,019
Net income	-	-	-	1,332,906		-	22,257	1,355,163
Sale of common stock	58,572	586	214,414	-		-	-	215,000
Issuance of common stock for exercise of warrants	49,669	497	148,507	-		-	-	149,004
Issuance of common stock for warrants exercised with subscription notes	31,000	310	46,190	-		(46,500)	-	-
Issuance of common stock for acquisition of property and payment of services	30,000	300	104,700	-		-	-	105,000
Proceeds on subscription notes receivable	-	-	-	-		66,999	-	66,999
Repurchase of common stock	(3,000)	(30)	(6,330)	-		-	-	(6,360)
Distributions paid to holders of noncontrolling interest	-	-	-	-		-	(20,316)	(20,316)
Share-based compensation expense	-	-	153,233	-		-	-	153,233

Balance at June 30, 2009	6,047,152	60,472	6,201,636	(118,465)		(91,500)	6,599	6,058,742
Activity (Unaudited):
Net income	-	-	-	845,690		-	17,198	862,888
Issuance of common stock upon exercise of warrants	30,733	307	73,025	-		-	-	73,332
Issuance of common stock for payment of services	5,000	50	22,450	-		-	-	22,500
Proceeds from subscription notes receivable	-	-	-	-		9,000	-	9,000
Distributions paid to holders of noncontrolling interest	-	-	-	-		-	(18,417)	(18,417)
Share-based compensation expense	-	-	125,846	-		-	-	125,846

Purchase of noncontrolling interest in Electromed Financial, LLC	-	-	(119,620)	-		-	(5,380)	(125,000)

Balance at March 31, 2010 (unaudited)	6,082,885	$60,829	$6,303,337	$727,225	$	(82,500)	$-	$7,008,891

See Notes to Consolidated Financial Statements.

Electromed, Inc. and Subsidiary

Consolidated Statements of Cash Flows
Years Ended June 30, 2009 and 2008 and
Nine Months Ended March 31, 2010 and 2009 (Unaudited)

	Years Ended June 30		Nine Months Ended March 31
	2009	2008	2010	2009
			(Unaudited)
Cash Flows From Operating Activities
Net income	$1,355,163	$284,349	$862,888	$1,154,583
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	302,162	253,746	223,107	213,703
Amortization of finite-life intangible assets	16,783	14,649	34,323	12,029
Amortization of debt issuance costs	9,638	176,423	40,384	7,135
Share-based compensation expense	153,233	67,860	125,846	21,447
Deferred income taxes	299,000	(459,000)	(153,000)	388,000
Noncash interest expense from warrants issued with convertible debt	-	49,393	-	-
Loss on disposal of property and equipment	56,301	28,020	3,728	52,359
Issuance of common stock for payment of services	35,000	-	22,500	35,000
Changes in operating assets and liabilities:
Accounts receivable	(2,418,665)	(629,650)	(553,884)	(1,967,992)
Inventories	(329,181)	(259,361)	(74,612)	(163,408)
Prepaid expenses and other assets	(66,562)	(95,932)	(67,072)	(195,334)
Accounts payable and accrued liabilities	(570,578)	812,661	629,158	(636,261)
Net cash provided by (used in) operating activities	(1,157,706)	243,158	1,093,366	(1,078,739)

Cash Flows From Investing Activities
Expenditures for property and equipment	(648,716)	(565,890)	(189,828)	(635,957)
Purchase of minority interest in Electromed Financial, LLC	-	-	(125,000)	-
Payments of deferred financing fees	(1,696)	(33,773)	(75,780)	(1,696)
Expenditures for deferred offering costs	-	-	(328,768)	-
Expenditures for finite-life intangible assets	(61,908)	(45,968)	(509,162)	(28,900)
Net cash used in investing activities	(712,320)	(645,631)	(1,228,538)	(666,553)

Cash Flows From Financing Activities
Net borrowings on revolving line of credit	-	-	1,268,128	-
Principal payments on long-term debt including capital lease obligations	(641,409)	(2,004,835)	(3,543,933)	(543,100)
Proceeds from long-term debt	1,027,399	2,209,508	2,520,000	1,027,399
Noncontrolling interest distributions paid	(20,316)	(16,700)	(18,417)	-
Proceeds from sales of common stock and warrant exercises	364,004	689,405	73,332	364,004
Proceeds on subscription notes receivable	66,999	-	9,000	51,999
Repurchase of common stock	(6,360)	-	-	(6,360)
Net cash provided by financing activities	790,317	877,378	308,110	893,942

Net increase (decrease) in cash and cash equivalents	(1,079,709)	474,905	172,938	(851,350)
Cash and Cash Equivalents
Beginning of period	1,441,625	966,720	361,916	1,441,625
End of period	$361,916	$1,441,625	$534,854	$590,275

(Continued)

See Notes to Consolidated Financial Statements.

Electromed, Inc. and Subsidiary

Consolidated Statements of Cash Flows (Continued)
Years Ended June 30, 2009 and 2008 and
Nine Months Ended March 31, 2010 and 2009 (Unaudited)

	Years Ended June 30		Nine Months Ended March 31
	2009	2008	2010	2009
			(Unaudited)
Supplemental Disclosures of Cash Flow Information
Cash paid for interest	$266,265	$275,566	$135,888	$199,772
Cash paid for income taxes	192,703	32,056	498,934	-

Supplemental Disclosures of Noncash Investing and Financing Activities
Common stock issued for acquisition of property and equipment	$70,000	$105,000	$-	$70,000
Reduction in basis of acquired building formerly under capital lease	-	-	93,172	-
Common stock issued for subscription notes	46,500	111,999	-	46,500

Accrued expenditures for finite-life intangible assets included in accounts payable	-	-	138,526	-

Deferred common stock offering costs included in accounts payable	-	-	56,680	-
Expenditures for property and equipment included in accounts payable	20,000	273,853	-	30,000
Common stock issued in payment of convertible notes	-	1,165,000	-	-
Property and equipment financed through capital leases	75,366	21,547	66,564	48,253

See Notes to Consolidated Financial Statements.

Electromed, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Information with respect to the nine -month periods ended March 31, 2010 and 2009, and as of March 31, 2010, is unaudited)

Note 1.	Nature of Business and Summary of Significant Accounting Policies

Nature of business: Electromed, Inc. (the Company) develops, manufactures and markets innovative airway clearance products which apply High Frequency Chest Wall Oscillation (HFCWO) therapy in pulmonary care for patients of all ages. The Company markets its products in the United States to the home health care and institutional markets for use by patients in personal residences, hospitals and clinics. The Company also sells internationally directly and through distributors. The Company had international sales of approximately $919,000, $727,000, $ 542,000 and $ 516,000 for the years ended June 30, 2009 and 2008, and for the nine months ended March 31, 2010 and 2009, respectively. Since its inception, the Company has operated in a single industry segment: developing, manufacturing and marketing medical equipment. As a result, the information disclosed herein materially represents all of the financial information related to the Company’s operating segment.

Principles of consolidation and related party transaction : The accompanying consolidated financial statements include the accounts of Electromed, Inc. and its 95 percent–owned subsidiary, Electromed Financial, LLC. Income related to the noncontrolling interest in the subsidiary is reflected as noncontrolling interest on the consolidated financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company acquired the remaining five percent of Electromed Financial, LLC from a director of the Company on March 2, 2010, for $125,000. Electromed Financial, LLC was established by the Company to assist in raising capital from outside investors.

Unaudited interim financial information: The interim financial information of the Company for the nine months ended March 31, 2010 and 2009, and as of March 31, 2010, is unaudited. The unaudited interim financial information has been prepared on the same basis as the annual consolidated financial statements and in the opinion of management reflects all adjustments, consisting of normal recurring adjustments, necessary to present fairly the results of operations and cash flows of the Company for the nine months ended March 31, 2010 and 2009, and the financial position of the Company as of March 31, 2010.

A summary of the Company’s significant accounting policies follows:

Use of estimates: Management uses estimates and assumptions in preparing the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used. The Company believes the critical accounting policies that require the most significant assumptions and judgments in the preparation of its consolidated financial statements include: revenue recognition and the estimation of contractual allowances, allowance for doubtful accounts, inventory obsolescence, valuation allowance for deferred income tax assets and warranty liability.

Revenue recognition: The Company recognizes revenue when persuasive evidence of a sales arrangement exists, delivery of goods occurs through the transfer of title and risks and rewards of ownership, the selling price is fixed or determinable, and collectability is reasonably assured. Revenues are primarily recognized upon shipment.

Direct patient sales are recorded at amounts to be received from patients under reimbursement arrangements with third-party payers, including private insurers, prepaid health plans, Medicare and Medicaid. In  addition, the Company records an estimate for selling price adjustments which often arise from changes in a patient’s insurance coverage, changes in a patient’s domicile, insurance company coverage limitations or patient death. Other than the installment sales as discussed below, the Company expects to receive payment on the vast majority of accounts receivables within one year and therefore has classified all accounts receivable as current. However, in some instances, payment for direct patient sales can be delayed or interrupted, resulting in a small portion of collections occurring later than one year.

Electromed, Inc. and Subsidiary
Notes to Consolidated Financial Statements – (continued)
(Information with respect to the nine -month periods ended March 31, 2010 and 2009, and as of March 31, 2010, is unaudited)

Certain third-party reimbursement agencies pay the Company on a monthly installment basis, which can span over several years. Due to the length of time over which cash is collected and the inherent uncertainty of collectability with these installment sales, the Company cannot make a reasonable estimate of revenue at the time of sale and does not record accounts receivable or revenue at the time of product shipment. Under the installment method, the Company defers and amortizes the costs associated with the sale and, as each installment is received, that amount is recognized as revenue. Deferred costs associated with the sale are amortized to cost of revenue ratably over the estimated period in which collections are scheduled to occur.

A summary of sales made under the installment method are as follows:

	Years Ended June 30		Nine Months Ended March 31
	2009	2008	2010	2009
			(Unaudited)
Revenue recognized under installment sales	$292,000	$119,000	$379,000	$208,000
Amortized cost of revenues recognized	51,000	27,000	58,000	39,000

Unrecognized installment method sales were as follows:

	June 30		March 31, 2010
	2009	2008
			(Unaudited)
Estimated unrecognized sales, net of discounts	$716,000	$271,000	$737,000
Unamortized cost of revenues included in prepaids and other current assets	94,000	46,000	114,000

Shipping and handling expense: Shipping and handling charges billed to customers are included as a reduction to cost of revenues. Shipping and handling charges incurred by the Company are included in selling, general and administrative expenses and were $174,000, $112,000, $ 152,000 and $ 128,000 for the years ended June 30, 2009 and 2008, and for the nine months ended March 31, 2010 and 2009, respectively.

Cash and cash equivalents: Cash and cash equivalents include highly liquid investments with original maturities of three months or less at the date of acquisition. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts.

Accounts receivable: The Company’s receivable balance is comprised of amounts due from individuals, institutions and distributors. Balances due from individuals are typically remitted to the Company by third-party reimbursement agencies such as Medicare, Medicaid and private insurance companies. Accounts receivable are carried at amounts estimated to be received from patients under reimbursement arrangements with third-party payers. Accounts receivable are also net of an allowance for doubtful accounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition and credit history. Receivable are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received. The allowance for doubtful accounts was approximately $45,000, $35,000 and $45,000 as of June 30, 2009 and 2008, and March 31, 2010.

Inventories: Inventories, consisting of material, labor and manufacturing overhead are stated at the lower of cost (first-in, first-out method) or market. Work in process and finished goods are carried at standard cost, which approximates actual cost, and includes materials, labor and allocated overhead. Standard costs are reviewed at least quarterly by management, or more often in the event circumstances indicate a change in cost has occurred. The reserve for obsolescence is determined by analyzing the inventory on hand and comparing it to expected production requirements.

Property and equipment: Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements and assets acquired under capital leases are depreciated over the shorter of their estimated useful lives or the remaining lease term. The

Electromed, Inc. and Subsidiary
Notes to Consolidated Financial Statements – (continued)
(Information with respect to the nine -month periods ended March 31, 2010 and 2009, and as of March 31, 2010, is unaudited)

Company retains ownership of demonstration equipment in the possession of both inside and outside sales representatives, who use the equipment in the sales process.

Finite-life intangible assets: Finite-life intangible assets include patents and trademarks. These intangible assets are being amortized on a straight-line basis over their estimated useful lives, as described in Note 4.

Long-lived assets: Long-lived assets, such as property and equipment and finite-life intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. In evaluating recoverability, the following factors, among others, are considered: a significant change in the circumstances used to determine the amortization period, an adverse change in legal factors or in the business climate, a transition to a new product or service strategy, a significant change in customer base, and a realization of failed marketing efforts. The recoverability of an asset is measured by a comparison of the unamortized balance of the asset to future undiscounted cash flows.

If the Company believes the unamortized balance is unrecoverable, it would recognize an impairment charge necessary to reduce the unamortized balance to the estimated fair value of the asset. The amount of such impairment would be charged to operations in the current period. The Company has not identified any indicators of impairment associated with its long-lived assets.

Warranty liability: The Company provides a lifetime warranty on its products to the prescribed patient for sales within the United States and Canada, and a three-year warranty for all sales outside the United States and Canada . The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time the product is sold. Factors that affect the Company’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary. The warranty liability is included in other accrued liabilities on the consolidated balance sheet.

Changes in the Company’s warranty liability were approximately as follows:

			Nine Months Ended March 31, 2010

	Years Ended June 30
	2009	2008
			(Unaudited)
Beginning warranty reserve	$195,000	$183,000	$292,000
Accrual for products sold	162,000	34,000	115,000
Expenditures and costs incurred for warranty claims	(65,000)	(22,000)	(60,000)
Ending warranty reserve	$292,000	$195,000	$347,000

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes tax liabilities when the Company believes that certain positions may not be fully sustained upon review by tax authorities. Benefits from tax positions are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. The current portion of tax liabilities is included in other liabilities. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences impact income tax expense in the period in which such determination is made. Interest and penalties, if any, related to accrued liabilities for potential tax assessments are included in income tax expense.

Electromed, Inc. and Subsidiary
Notes to Consolidated Financial Statements – (continued)
(Information with respect to the nine -month periods ended March 31, 2010 and 2009, and as of March 31, 2010, is unaudited)

Research and development: Research and development costs include costs of research activities as well as engineering and technical efforts required to develop new products or make improvement to existing products. Research and development costs are expensed as incurred.

Advertising costs: Advertising costs are charged to expense when incurred. Advertising, marketing and trade show costs for the years ended June 30, 2009 and 2008, and for the nine months ended March 31, 2010 and 2009, were approximately $642,000, $454,000, $ 340,000 and $ 418,000, respectively.

Share-based payments: Share-based payment awards consist of warrants issued to employees for services, and to nonemployees in lieu of payment for products or services. Expense is estimated using the Black-Scholes pricing model at the date of grant and is recognized on a straight-line basis over the requisite service or vesting period of the award.

Fair value of financial instruments: The carrying values of cash, accounts receivable, accounts payable and accrued expenses approximate their fair value due to the short-term nature of these instruments. The carrying value of long-term debt is the remaining amount due to debtors under borrowing arrangements. To estimate the fair value of debt, the Company estimates the interest rate necessary to secure financing to replace its debt. At March 31, 2010, the fair value of long-term debt was not significantly different than its carrying value.

Basic and diluted earnings per share: Basic per share amounts are computed by dividing net income attributable to Electromed, Inc. by the weighted-average number of common shares outstanding. Diluted per share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless their effect is anti-dilutive, thereby reducing the loss per share or increasing the income per share (see Notes 5 and 7 for information on convertible debt and stock warrants, respectively).

Noncontrolling interest accounting change: In December 2007, the FASB issued accounting guidance which establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Certain provisions of this guidance indicate that noncontrolling interest, in most cases, be treated as a separate component of equity, not as a liability, and that increases and decreases in the parent’s ownership interest that leave control intact be treated as equity transactions. The new requirements became effective for the Company beginning on July 1, 2009 and resulted in a change in presentation since the noncontrolling interest is now shown as a component of equity rather than as a liability. This change in presentation has been retrospectively applied to all periods presented within the consolidated financial statements.

Recently adopted accounting pronouncements: A summary of new accounting pronouncements that affect the Company is as follows:

In April 2009, the FASB issued accounting guidance regarding interim disclosures about the fair value of financial instruments, including the methods and significant assumptions used to estimate fair value. This guidance increases the frequency of certain fair value disclosures from annual to quarterly. This guidance was effective for interim periods ending after June 15, 2009. The Company has adopted this guidance with no impact on its consolidated financial statements.

In May 2009, the FASB updated its accounting guidance regarding subsequent events, establishing principles and requirements for disclosures concerning subsequent events. In particular, it sets forth the period after the balance sheet date during which management is required to evaluate events or transactions that have occurred or may occur for potential recognition or disclosure in the financial statements; the circumstances under which the Company must recognize events or transactions occurring after the balance sheet date in its consolidated financial statements, and the disclosures that the Company must make about events or transactions that occurred after the consolidated balance sheet date. This updated guidance was effective for annual and interim periods ending after June 15, 2009. Accordingly, the Company has applied the provisions of this guidance in the current reporting period. See Note 11 for information relating to subsequent events.

Electromed, Inc. and Subsidiary
Notes to Consolidated Financial Statements – (continued)
(Information with respect to the nine -month periods ended March 31, 2010 and 2009, and as of March 31, 2010, is unaudited)

Note 2.	Inventories

The components of inventory at June 30, 2009 and 2008, and March 31, 2010, are approximately as follows:

	June 30		March 31, 2010
	2009	2008
			(Unaudited)
Parts inventory	$759,000	$483,000	$698,000

Work in process	114,000	144,000	37,000
Finished goods	336,000	253,000	548,000
Less: Reserve for obsolescence	(30,000)	(30,000)	(30,000)
Total	$1,179,000	$850,000	$1,253,000

Note 3.	Property and Equipment

Property and equipment, including assets under capital leases, consisted of approximately the following:

	Estimated Useful Lives (Years)
		June 30		March 31, 2010
		2009	2008
				(Unaudited)
Building and building improvements	15-39	$1,920,000	$1,008,000	$1,909,000
Land	N/A	200,000	200,000	200,000
Land improvements	15	162,000	—	162,000
Equipment	3-7	755,000	554,000	863,000
Demonstration equipment	3	396,000	616,000	452,000
Vehicles	5	35,000	35,000	35,000
Construction in progress	N/A	—	620,000	—
		3,468,000	3,033,000	3,621,000
Less: Accumulated depreciation		(737,000)	(757,000)	(953,000)
Total property and equipment		$2,731,000	$2,276,000	$2,668,000

Note 4.	Finite-Life Intangible Assets

The carrying value of patents and trademarks includes the original cost of obtaining the patents, periodic renewal fees, and other costs associated with maintaining and defending patent and trademark rights. Patents and trademarks are amortized over their estimated useful lives, generally 15 and 12 years, respectively. Accumulated amortization was $61,000, $44,000 and $ 95,000 at June 30, 2009 and 2008, and at March 31, 2010, respectively.

The activity and balances of finite-life intangible assets were approximately as follows:

			Nine Months Ended March 31, 2010

	Years Ended June 30
	2009	2008
			(Unaudited)
Balance, beginning	$184,000	$153,000	$229,000
Additions	62,000	46,000	647,000
Amortization expense	(17,000)	(15,000)	(34,000)
Balance, ending	$229,000	$184,000	$842,000

Based on the carrying value at March 31, 2010, amortization expense is expected to be approximately $ 18,000 for the remainder of fiscal 2010 and $ 73,000 annually thereafter.

Electromed, Inc. and Subsidiary
Notes to Consolidated Financial Statements – (continued)
(Information with respect to the nine -month periods ended March 31, 2010 and 2009, and as of March 31, 2010, is unaudited)

Additions during the nine -month period ended March 31, 2010 were all legal defense costs associated with a trademark infringement lawsuit filed against the Company (see Note 9). Such defense costs are being capitalized by the Company and amortized over the remaining useful life of the trademark. In the event the Company is unsuccessful in defending this trademark, such capitalized legal defense costs will be immediately expensed. The future amortization amount is expected to change as the Company incurs additional costs associated with its patents and trademarks, including the trademark defense costs.

Note 5.	Financing Arrangements

The Company entered into a $3,500,000 revolving line of credit on December 9, 2009, which expires on November 30, 2010, if not renewed. Advances are due at the expiration date and are secured by substantially all Company assets. The amount eligible for borrowing is limited to 60 percent of eligible accounts receivable less the outstanding balance on the Company’s term note. Interest on advances accrues at LIBOR plus 2.75 percent and is payable monthly. As of March 31, 2010, there was approximately $1,268,000 outstanding on the line of credit and $ 1,542,000 available for future borrowing.(a)

Long-term debt consists of approximately the following as of June 30, 2009 and 2008, and March 31, 2010:

	June 30		March 31, 2010
	2009	2008
			(Unaudited)
Mortgage note payable with bank, due in monthly installments of $10,706, including interest at 5.79%, remaining due December 2014, secured by land and building(a)	$-	$-	$1,504,000
Term note payable with bank, due in monthly installments of $29,649, including interest at 4.28%, due in December 2012, secured by substantially all assets(a)	-	-	894,000
Capital lease obligations, due in varying monthly installments, including interest ranging from 8.99% to 12.07%, to March 2013, secured by equipment	78,000	21,000	111,000
Capital lease obligation for building, implied interest of 11.92%, terminated with the purchase of the building subsequent to June 30, 2009	654,000	657,000	-
Notes payable with bank, interest ranging from 6.75% to 9.0%, paid in full prior to December 31, 2009	1,629,000	1,940,000	-
Construction and mortgage notes payable with bank, interest at 6.0%, paid in full prior to December 31, 2009	1,198,000	480,000	-
Total	3,559,000	3,098,000	2,509,000

Less: Current portion	392,000	371,000	420,000
Long-term debt	$3,167,000	$2,727,000	$2,089,000

(a)

These instruments have certain financial and nonfinancial covenants which, among others, require the Company to maintain a minimum fixed charge coverage ratio and a maximum cash flow leverage ratio, and restrict the payment of dividends.

Electromed, Inc. and Subsidiary
Notes to Consolidated Financial Statements – (continued)
(Information with respect to the nine -month periods ended March 31, 2010 and 2009, and as of March 31, 2010, is unaudited)

Approximate future maturities of long-term debt as of March 31, 2010 are as follows:

Year ending June 30:

2010 (remainder of year)	$73,000
2011	420,000
2012	420,000
2013	230,000
2014	50,000
Thereafter	1,316,000
Total	$2,509,000

Conversion of debt to equity: At June 30, 2007, the Company had convertible notes outstanding of $3,025,000. These notes were paid in full during the year ended June 30, 2008, through a combination of $1,860,000 cash and the issuance of 388,341 shares of common stock valued at $1,165,000, or approximately $3.00 per share. The remaining unamortized fair value of warrants issued in conjunction with these convertible notes was fully amortized upon conversion, resulting in a $49,000 noncash charge to interest expense for the year ended June 30, 2008. The convertibility feature of the previously outstanding notes resulted in additional common equivalent shares outstanding for purposes of diluted earnings per share for the period ended June 30, 2008.

Capital leases and related party transaction : The Company has financed certain office equipment through capital leases. The Company also had a building capital lease with a director of the Company through December 2009, at which time the Company purchased the building for approximately $555,000 using the proceeds from a new mortgage note with a bank. The net carrying value of the capital lease obligation exceeded the purchase price by approximately $93,000 which was recognized as a reduction in the net book value of the acquired building, which had been capitalized at the inception of the lease.

At June 30, 2009 and 2008, and March 31, 2010, carrying value of assets under these capital leases are approximately as follows:

	June 30		March 31, 2010
	2009	2008
			(Unaudited)
Building	$675,000	$675,000	$-
Fixtures and office equipment	96,000	22,000	163,000
Less: Accumulated depreciation	(67,000)	(38,000)	(31,000)
Total	$704,000	$659,000	$132,000

Depreciation expense for these assets was $29,000, $20,000, $ 18,000 and $ 20,000 for the years ended June 30, 2009 and 2008, and the nine months ended March 31, 2010 and 2009, respectively.

Approximate future minimum payments under capital leases as of March 31, 2010 are as follows:

Year ending June 30:

2010 (remainder of year)	$16,000
2011	60,000
2012	38,000
2013	8,000
Total	122,000

Less: Amount representing interest	(11,000)
Present value of future minimum lease payments (included in long term debt above)	$111,000

Electromed, Inc. and Subsidiary
Notes to Consolidated Financial Statements – (continued)
(Information with respect to the nine -month periods ended March 31, 2010 and 2009, and as of March 31, 2010, is unaudited)

Note 6.	Common Stock

Common stock issued for property and services: In fiscal 2009, the Company issued 20,000 and 10,000 shares for land improvements and services with estimated fair values of $70,000 and $35,000, respectively. In fiscal 2008, the Company issued 35,000 shares of common stock to a related party as consideration for land purchased with a fair value of $105,000. During the nine months ended March 31, 2010, the Company issued 5,000 shares for services valued at $22,500.

Common stock subscription receivables: During fiscal 2009, the Company issued 31,000 shares of common stock to an employee upon the exercise of outstanding warrants. The Company agreed to accept a subscription note receivable from this employee for approximately $47,000. The note receivable matures in December 2011. The Company revalued the warrants upon issuance of these subscription notes and recognized additional share-based expense of approximately $67,000 for the year ended June 30, 2009.

During fiscal 2008, the Company issued 47,333 shares of common stock to unrelated third parties upon the exercise of outstanding warrants. The Company agreed to accept subscription notes receivable from these individuals for a total of approximately $112,000. For the year ended June 30, 2009, and for the nine months ended March 31, 2010, cash collected on these notes was approximately $67,000 and $ 9,000, respectively. The Company revalued the warrants upon issuance of these subscription notes and recognized additional share-based expense of approximately $50,000 for the year ended June 30, 2008.

Sales of common stock and related party transaction : The Company from time to time has sold common stock to investors for cash. During the year ended June 30, 2009, the Company sold 48,572 shares at $3.50 per share and 10,000 shares at $4.50 per share, for total cash proceeds of approximately $215,000. All shares were sold to unrelated third-party investors.

During the year ended June 30, 2008, the Company sold 117,715 shares of common stock for cash proceeds of approximately $412,000, or $3.50 per share. Of this amount, 87,000 shares were sold to a Company director, and the remaining 30,715 shares were sold to unrelated third-party investors.

Note 7.	Share-Based Payments

Employee warrants: The Company grants stock warrants to employees as long-term incentive compensation. All warrants are granted at exercise prices equal to or greater than the estimated fair market value of the Company’s common stock , based upon recent common stock sales transactions with independent third-party investors. Warrants generally expire three to ten years from the grant date and vest over a period of up to five years. Warrants have not been granted under a formal plan; however, the number of warrants eligible for issuance is limited to the number of authorized shares of the Company’s common stock.

The Company recognizes compensation expense related to share-based payment transactions in the consolidated financial statements based on the estimated fair value of the award issued. The fair value of each warrant is estimated using the Black-Scholes pricing model at the time of award grant. The Company estimates the expected life of warrants based on the expected holding period by the warrant holder. The risk-free interest rate is based upon observed U.S. Treasury interest rates for the expected term of the warrants. The Company makes assumptions with respect to expected stock price volatility based upon the volatility of similar companies. Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from initial estimates. Forfeitures are estimated based on the percentage of awards expected to vest, taking into consideration the seniority level of the award recipient.

Share-based compensation expense for the years ended June 30, 2009 and 2008, and the nine months ended March 31, 2010, was approximately $153,000, $68,000 and $126,000, respectively.

Electromed, Inc. and Subsidiary
Notes to Consolidated Financial Statements – (continued)
(Information with respect to the nine -month periods ended March 31, 2010 and 2009, and as of March 31, 2010, is unaudited)

The following weighted-average assumptions were used to estimate the fair value of warrants granted:

	Years Ended June 30
	2009	2008
Risk-free interest rate	1.2% - 3.4%	2.2% - 4.8%
Expected life (years)	4 - 10	3
Expected volatility	46.9%	21.6%
Expected dividends	0%	0%

The following table presents employee warrant activity for the year ended June 30, 2009, and the six months ended December 31, 2009:

	Number of Shares	Weighted- Average Grant Date Fair Value	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (in Years)
Warrants outstanding at June 30, 2008	272,000	$1.32	$2.64	1.14
Granted	307,800	2.13	3.55	-
Exercised	(31,000)	0.61	1.50	-
Canceled or forfeited	(40,000)	1.06	2.56	-
Warrants outstanding at June 30, 2009	508,800	1.87	3.27	6.03
Activity (unaudited):
Granted	10,000	1.69	4.50	-
Exercised	(17,000)	0.86	2.29	-
Canceled or forfeited	(20,000)	1.92	3.00	-
Warrants outstanding at March 31, 2010	481,800	1.90	3.31	6.17

Warrants exercisable at March 31, 2010	226,560	1.67	3.04	3.79

For the years ended June 30, 2009 and 2008, and for the nine months ended March 31, 2010, net cash proceeds from the exercise of employee warrants was approximately $47,000, $12,000 and $39,000, respectively.

At March 31, 2010, the Company had approximately $ 469,000 of unrecognized stock-based compensation, which is expected to be recognized over a weighted-average period of 2.3 years. The aggregate intrinsic value of warrants outstanding was approximately $ 573,000 , and the intrinsic value of warrants exercisable was approximately $ 331,000 at March 31, 2010.

Warrants issued for services: In years prior to fiscal 2008, the Company issued warrants for services in lieu of cash payments. At June 30, 2009, the Company had warrants outstanding and exercisable to purchase 25,000 shares of common stock at a weighted-average exercise price of $3.10 per share. These warrants expire at various dates through January 3, 2011.

All outstanding warrants issued for services were granted prior to the 2008 fiscal year. All services related to these warrants were completed prior to fiscal 2008. The Company has therefore recorded all share-based expense associated with these services in prior years. During the years ended June 30, 2009 and 2008, there were 400,000 and 6,000 warrants forfeited, respectively. The warrants canceled during the year ended June 30, 2009 were forfeited as a result of a termination agreement with an independent sales representative (see Note 9). Warrants for 40,000 shares were exercised during the year ended June 30, 2008, for $2.00 per share.

Warrants issued with convertible debt: In years prior to fiscal 2008, the Company issued convertible notes payable to certain individuals. In conjunction with the issuance of these convertible notes, creditors also received warrants to purchase common stock for an exercise price of $3.00 per share. At June 30, 2009, the Company had 96,500 warrants outstanding and

Electromed, Inc. and Subsidiary
Notes to Consolidated Financial Statements – (continued)
(Information with respect to the nine -month periods ended March 31, 2010 and 2009, and as of March 31, 2010, is unaudited)

exercisable at a weighted-average exercise price of $3.00 per share. These warrants expire in September 2012. During the years ended June 30, 2009 and 2008, warrant holders exercised 49,669 and 99,002 warrants at a weighted-average exercise price of $3.00. Also during the years ended June 30, 2009 and 2008, warrants forfeited and canceled were 62,338 and 72,002, respectively.

During the nine months ended March 31, 2010, warrant holders exercised 13,733 warrants at an exercise price of $2.50 per share.

Note 8.	Income Taxes

Components of the provision (benefit) for income taxes for the years ended June 30, 2009 and 2008, are as follows:

	Years Ended June 30
	2009	2008
Current	$531,000	$32,000
Deferred	299,000	67,000
Subtotal	830,000	99,000

Change in valuation allowance	-	(526,000)
Total	$830,000	$(427,000)

The total income tax expense (benefit) differs from the expected tax expense (benefit), computed by applying the federal statutory rate to the Company’s income (loss) before income taxes, as follows:

	Years Ended June 30
	2009	2008
Tax expense (benefit) at statutory federal rate	$743,000	$(49,000)
State income tax benefit, net of federal tax	75,000	31,000
Change in valuation allowance – deferred income tax	-	(526,000)
Other permanent items	12,000	117,000
Income tax expense (benefit)	$830,000	$(427,000)

The significant components of deferred income taxes are as follows:

	June 30
	2009	2008
Deferred tax assets (liabilities):
Revenue recognition and accounts receivable	$221,000	$83,000
Accrued liabilities	200,000	71,000
Net operating loss carryforwards	31,000	415,000
Property and equipment	(118,000)	1,000
Finite-life intangible assets	(52,000)	(33,000)
Investment in subsidiary	(80,000)	(54,000)
Warrants	82,000	31,000
Other	(64,000)	5,000
Net deferred tax assets	$220,000	$519,000

The components giving rise to the net deferred income tax assets described above have been included in the accompanying consolidated balance sheets as follows:

Electromed, Inc. and Subsidiary
Notes to Consolidated Financial Statements – (continued)
(Information with respect to the nine -month periods ended March 31, 2010 and 2009, and as of March 31, 2010, is unaudited)

	June 30
	2009	2008
Current assets	$357,000	$159,000
Long-term assets	-	360,000
Long-term liabilities	(137,000)	-
Net deferred tax assets	$220,000	$519,000

The Company has state net operating loss carryforwards at June 30, 2009, of approximately $321,000 to reduce future income tax liabilities, which will begin to expire in 2024.

The gross deferred tax assets as of June 30, 2007, were reduced by a valuation allowance of $526,000, relating primarily to operating loss carryforwards and other tax attributes, as it was determined that more likely than not some portion or all of these tax attributes would not be realized. The valuation allowance was fully reversed during the year ended June 30, 2008, due to expected utilization of the deferred tax assets.

The Company has evaluated its exposure to unrecognized tax benefits as of June 30, 2009 and 2008, and has estimated that there are no unrecognized benefits which would be material to the consolidated financial statements. The Company’s policy would be to recognize accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense.

The Company is subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. With limited exceptions, tax years prior to fiscal 2007 are no longer open to federal, state and local examination by taxing authorities.

Note 9.	Commitments and Contingencies

Settlement of sales representation agreement: In July 2008, the Company settled a lawsuit with an independent sales representative organization. The terms of the settlement required the Company pay all commissions upon cash collection for sales through July 31, 2008, in accordance with the original agreement. Approximately $71,000 and $1,194,000 of commissions related to this independent sales representative organization were accrued in the accompanying consolidated financial statements as of June 30, 2009 and 2008, respectively. The period for which commissions would otherwise be payable to the independent sales representative organization was reduced by three months from October 31, 2008, to July 31, 2008. As a condition of the settlement, the independent sales representative organization did not exercise and forfeited their warrants for 400,000 shares of Company common stock, which had been previously expensed. Additional conditions of the settlement included the cancellation of a $1,000,000 contingent payment clause upon a change in control of the Company and a requirement by the Company to repurchase 3,000 shares of its common stock held by the independent sales representative organization for $2.12 per share.

Litigation: Subsidiaries of Hill-Rom Holdings, Inc., (collectively, “Hill-Rom”) brought an action on August 21, 2009, against the Company alleging that the Company’s use of the term “SmartVest” infringes on its alleged trademark “The Vest.” The Company has answered the allegations and brought counter-claims against Hill-Rom alleging, among other things, defamation and libel. Although the Company’s management believes that Hill-Rom’s action is without merit, an adverse outcome of this matter could have a material adverse effect on the operating results and financial position of the Company. The Company is currently and expects to continue incurring costs associated with defending this trademark. For the nine -month period ended March 31, 2010, the C ompany incurred and capitalized costs of $ 647,000 in defending this trademark.

In the addition to the trademark matter discussed above, the Company is occasionally involved in claims and disputes arising in the ordinary course of business. The Company insures its business risks where possible to mitigate the financial impact of individual claims, and establishes reserves for an estimate of any probable cost of settlement or other disposition. In the opinion of management, the ultimate disposition or resolution of these matters, if any , will not have a material adverse effect on the Company’s financial position , results of operations , or liquidity.

Electromed, Inc. and Subsidiary
Notes to Consolidated Financial Statements – (continued)
(Information with respect to the nine -month periods ended March 31, 2010 and 2009, and as of March 31, 2010, is unaudited)

401k profit sharing plan: Effective January 1, 2007, the Company adopted an employee benefit plan under Section 401(k) of the Internal Revenue Code covering all employees who are 21 years of age or older and have 1,000 hours of service with the Company. The Company matches each employee’s salary reduction contribution, not to exceed 4 percent of annual compensation. Total employer contributions to this plan for the years ended June 30, 2009 and 2008, and for the nine months ended March 31, 2010 and 2009, were approximately $108,000, $81,000, $ 91,000 and $ 78,000, respectively.

Employment Agreements: Effective January 1, 2010, the Company entered into new employment agreements with its chief executive officer and chief financial officer. These agreements provide the officers, with among other things, one year’s salary upon a separation of service without cause for termination. Also, in the event the employee resigns within six months of a change in control, the chief executive officer and chief financial officer are entitled to receive a severance equal to two year’s base salary.

Note 10.	Related Parties

The Company uses a related-party service provider, a director and minority shareholder of which was the original inventor of the Company’s product, to perform certain outsourced research and development functions. The Company’s chief executive officer is also the president, chief executive officer and chairman of the board of directors of the service provider and owns approximately 11% of that entity’s outstanding common stock. In addition, two members of the Company’s board of directors are directors and minority shareholders of the service provider. The Company has an agreement with the service provider which provides that the service provider will perform 80 hours per week of research and development work in exchange for a monthly fee of $25,000 through June 2010 and $30,000 through October 2010 . The initial term of the agreement expires in June 2010 but has been extended for an additional six months. For the years ended June 30, 2009 and 2008, and for the nine months ended March 31, 2010 and 2009, expenses for these services totaled approximately $115,000, $70,000, $ 175,000 and $ 45,000, respectively , and such expenses are included in research and development expense in the income statement.

Also see Notes 1, 5 and 6 for additional related party transactions with Company directors.

ELECTROMED, INC.

SmartVest®
AIRWAY CLEARANCE SYSTEM
SmartVest
AIRWAY CLEARANCE SYSTEM
Wrap®

PORTABLE

Creating superior care through innovation®

PATENTED SINGLE-HOSE DESIGN

360o PULSATION

REVERSIBLE WRAP

Effective, Convenient,
and ComfortableTM

www.SmartVest.com

Toll-free 1-800-462-1045

              Shares

Common Stock

PROSPECTUS

Until              , 2010 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotment or subscriptions.

                               , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

          The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts shown are estimates, except the SEC registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq Capital Market listing fee.

Amount

SEC registration fee
FINRA fee
Nasdaq Capital Market listing fee
Blue sky fees and expenses
Legal fees and expenses
Accounting fees and expenses
Printing expenses
Transfer agent and registrar fees and expenses
Miscellaneous

Total	$ *

* To be filed by amendment

Item 14. Indemnification of Officers and Directors

          Section 302A.521 of the Minnesota Business Corporation Act provides that, unless prohibited or limited by a corporation’s articles of incorporation or bylaws, the corporation must indemnify its current and former officers, directors, employees and agents against expenses (including attorneys’ fees), judgments, penalties, fines and amounts paid in settlement and which were incurred in connection with actions, suits, or proceedings in which such persons are parties by reason of the fact that they are or were an officer, director, employee or agent of the corporation, if they: (i) have not been indemnified by another organization; (ii) acted in good faith; (iii) received no improper personal benefit; (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (v) reasonably believed that the conduct was in the best interests of the corporation. Section 302A.521 also permits a corporation to purchase and maintain insurance on behalf of its officers, directors, employees and agents against any liability which may be asserted against, or incurred by, such persons in their capacities as officers, directors, employees and agents of the corporation, whether or not the corporation would have been required to indemnify the person against the liability under the provisions of such section.

          Article 6 of our Articles of Incorporation limits our directors’ personal liability for claims of breach of fiduciary duty to the full extent permitted by the Minnesota Business Corporation Act, and Article 5 of the Bylaws of the Company provides that we will indemnify and advance expenses to officers, directors and employees to the full extent permitted by the Minnesota Business Corporation Act.

Item 15. Recent Sales of Unregistered Securities

          In the three years preceding the date of this registration statement, we issued the securities described below that were not registered under the Securities Act of 1933, as amended (the “Securities Act”). None of the transactions involved any underwriters, underwriting discounts, or commissions or any public offering, and we believe each transaction, if deemed to be a sale of a security, was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) or Section 3(a)(9) thereof, or Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts related to compensation.

           Fiscal year ended June 30, 2008

           From July 2007 to March 2008, we issued warrants to purchase an aggregate of 20,000 shares of common stock to four employees. The warrants vest in full one year from issuance, have a 4-year term and have an exercise price of $3.50 per share.

           In November 2007 and June 2008, we issued 7,400 shares of common stock to five employees pursuant to warrant exercises for aggregate cash consideration of $ 12,400.

          From November 2007 to June 2008, we issued an aggregate of 388,341 shares of common stock to 24 accredited investors in exchange for the cancellation of convertible promissory notes in the aggregate principal amount of approximately $1,165,000, which bore interest at an annual rate of 7.0%.

           From February 2008 to June 2008, we issued an aggregate of 91,669 shares of common stock to 11 accredited investors pursuant to warrant exercises, for aggregate cash consideration of approximately $265,000.

           In May 2008, we issued 47,333 shares of common stock to five accredited investors pursuant to warrant exercises, in exchange for subscription notes in the aggregate amount of approximately $112,000, which bore interest at an annual rate of 5%.

           From September 2007 to June 2008, we issued an aggregate of 117,715 shares of common stock to four accredited investors for aggregate cash consideration of approximately $412,000.

          In March 2008, we issued 35,000 shares of common stock to an accredited investor in exchange for an approximately 1.25 acre parcel of land in New Prague, Minnesota.

           Fiscal year ended June 30, 2009

           In February 2009, we issued 31,000 shares of common stock to an employee in exchange for a subscription note in the amount of $46,500 that bore interest at an annual rate of 5%.

           From July 2008 to March 2009, we issued an aggregate of 49,669 shares of common stock to 13 accredited investors pursuant to warrant exercises, for aggregate cash consideration of approximately $149,000.

           From September 2008 to February 2009, we issued an aggregate of 58,572 shares of common stock to four accredited investors for aggregate cash consideration of approximately $215,000.

           In October 2008, we issued warrants to purchase an aggregate of 5,000 shares of common stock to an employee. The warrants vest in full one year from issuance, have a 4-year term and have an exercise price of $3.50 per share.

           From July 2008 to March 2009, we issued warrants to purchase an aggregate of 287,800 shares of common stock to 24 employees. The warrants vest in 20% annual increments, have a ten-year term and have an exercise price of $3.50 per share.

           From April 2009 to June 2009, we issued warrants to purchase an aggregate of 15,000 shares of common stock to 3 employees. The warrants vest in full one year from the date of issuance, have a four-year term and have an exercise price of $4.50 per share.

          In September and December 2008, we issued an aggregate of 30,000 shares of common stock to two accredited investors in exchange for consulting and construction services.

           Fiscal year ending June 30, 2010

           In August 2009, we issued an aggregate of 18,733 shares of common stock to 20 accredited investors pursuant to warrant exercises, for aggregate cash consideration of approximately $49,333.

           In September 2009, we issued 5,000 shares of common stock to an accredited investor in exchange for consulting services.

           In December 2009 and January 2010, we issued warrants to purchase an aggregate of 10,000 shares of common stock to 2 employees. The warrants vest in full one year from the date of issuance, have a four-year term and have an exercise price of $4.50 per share.

           In November 2009, we issued 12,000 shares of common stock to an employee pursuant to a warrant exercise, for cash consideration of $24,000.

           From April 2010 to June 2010, we issued warrants to purchase an aggregate of 15,000 shares of common stock to 3 employees. The warrants vest in full one year from the date of issuance, have a four-year term and have an exercise price of $4.50 per share.

           In June 2010, we issued 100,000 shares of common stock to an employee pursuant to a warrant exercise, for cash consideration of $300,000.

           In June 2010, we issued 5,000 shares of common stock to a service provider pursuant to a warrant exercise, for cash consideration of $17,500.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits

The attached Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules.

No financial statement schedules are required because the registrant is a smaller reporting company.

Item 17. Undertakings

          The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered, and the offering of these securities at that time shall be deemed to be the initial bona fide offering.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Prague, State of Minnesota on this 16th day of June , 2010.

ELECTROMED, INC.

By:	/s/ Robert D. Hansen
Robert D. Hansen
Co-Founder, Chairman and Chief Executive Officer

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert D. Hansen	Co-Founder, Chairman and Chief Executive Officer	June 16, 2010
Robert D. Hansen	(principal executive officer)

/s/ Terry M. Belford	Chief Financial Officer	June 16, 2010
Terry M. Belford, CPA, CMA	(principal financial officer and principal accounting officer)

*	Co-Founder and Director	June 16, 2010
Craig N. Hansen

*	Director	June 16, 2010
Dr. Noel D. Collis, MD

*	Director	June 16, 2010
Thomas M. Hagedorn

*	Director	June 16, 2010
Dr. George H. Winn, DDS

*By:	/s/ Robert D. Hansen
Robert D. Hansen, as attorney-in-fact pursuant to power of attorney previously filed.

ELECTROMED, INC.

REGISTRATION STATEMENT ON FORM S-1

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement between Feltl and Company, Inc. and Electromed, Inc.*

3.1	Articles of Incorporation of Electromed, Inc., as amended. (Included on the registrant’s Registration Statement on Form S-1 filed May 3, 2010.)

3.2	Bylaws of Electromed, Inc. (Included on the registrant’s Registration Statement on Form S-1 filed May 3, 2010.)

4.1	Specimen certificate representing shares of common stock of Electromed, Inc.

4.2	Form of warrant issued to investors. (Included on the registrant’s Registration Statement on Form S-1 filed May 3, 2010.)

4.3	Form of warrant issued to employees and service providers. (Included on the registrant’s Registration Statement on Form S-1 filed May 3, 2010.)

4.4	Form of warrant issued in connection with 7% Senior Secured Convertible Notes. (Included on the registrant’s Registration Statement on Form S-1 filed May 3, 2010.)

4.5	Form of Underwriter’s Warrant.*

5.1	Opinion of Fredrikson & Byron, P.A. regarding the legality of the shares.*

10.1	Credit Agreement, dated December 9, 2009, between Electromed, Inc. and U.S. Bank, N.A. (Included on the registrant’s Registration Statement on Form S-1 filed May 3, 2010.)

10.2	$3,500,000 Revolving Note, dated December 9, 2009, payable to U.S. Bank, N.A. (Included on the registrant’s Registration Statement on Form S-1 filed May 3, 2010.)

10.3	$1,520,000 Term Loan A, dated December 9, 2009, payable to U.S. Bank N.A. (Included on the registrant’s Registration Statement on Form S-1 filed May 3, 2010.)

10.4	$1,000,000 Term Loan B, dated December 9, 2009, payable to U.S. Bank N.A. (Included on the registrant’s Registration Statement on Form S-1 filed May 3, 2010.)

10.5	Security Agreement, dated December 9, 2009, between Electromed, Inc. and U.S. Bank N.A. (Included on the registrant’s Registration Statement on Form S-1 filed May 3, 2010.)

10.6	Security Agreement, dated December 9, 2009, between Electromed Financial, LLC and U.S. Bank N.A. (Included on the registrant’s Registration Statement on Form S-1 filed May 3, 2010.)

10.7	Pledge Agreement, dated December 9, 2009, between Electromed, Inc. and U.S. Bank N.A. (Included on the registrant’s Registration Statement on Form S-1 filed May 3, 2010.)

10.8

Mortgage, Security Agreement, Assignment of Leases and Rents and Fixture Financing Statement, dated December 9, 2009, between Electromed, Inc. and U.S. Bank N.A. (Included on the registrant’s Registration Statement on Form S-1 filed May 3, 2010.)

10.9	Guaranty, dated December 9, 2009, between Electromed Financial, LLC and U.S. Bank, N.A. (Included on the registrant’s Registration Statement on Form S-1 filed May 3, 2010.)

10.10	Environmental and ADA Indemnification Agreement dated December 9, 2009, between Electromed, Inc. and U.S. Bank N.A. (Included on the registrant’s Registration Statement on Form S-1 filed May 3, 2010.)

10.11	Form of Assignment of Patent Application. (Re-filed to include a schedule disclosing the patents assigned pursuant to this form.)

10.12	Employment Agreement, dated January 1, 2010, between Electromed, Inc. and Robert D. Hansen. (Included on the registrant’s Registration Statement on Form S-1 filed May 3, 2010.)

10.13	Employment Agreement, dated January 1, 2010, between Electromed, Inc. and Terry Belford. (Included on the registrant’s Registration Statement on Form S-1 filed May 3, 2010.)

10.14

Non-Competition, Non-Solicitation, and Confidentiality Agreement dated January 1, 2010 between Electromed, Inc. and Robert D. Hansen. (Included on the registrant’s Registration Statement on Form S-1 filed May 3, 2010.)

10.15

Non-Competition, Non-Solicitation, and Confidentiality Agreement dated January 1, 2010, between Electromed, Inc. and Terry Belford. (Included on the registrant’s Registration Statement on Form S-1 filed May 3, 2010.)

10.16	Purchase Agreement, dated March 2, 2010, between Electromed, Inc. and Robert D. Hansen .(Included on the registrant’s Registration Statement on Form S-1 filed May 3, 2010.)

10.17	Letter Agreement dated February 16, 2010, between Electromed, Inc. and Hansen Engine Technologies, Inc.*

21.1	Subsidiaries of Electromed, Inc. (Included on the registrant’s Registration Statement on Form S-1 filed May 3, 2010.)

23.1	Consent of McGladrey & Pullen, LLP.

23.2	Consent of Fredrikson & Byron, P.A. (included in Exhibit 5.1).*

24.1	Power of Attorney . (included on signature page to the registrant’s Registration Statement on Form S-1 filed May 3, 2010.)

*	To be provided by amendment.